              As filed with the Securities and Exchange Commission

                               on May 24, 1996

                                                    Registration No. 333-2789


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              ----------------


                               AMENDMENT NO. 1

                                      TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ----------------

                           UNION PLANTERS CORPORATION
             (Exact name of registrant as specified in its charter)

         Tennessee                                  6712                           62-0859007
(State or other jurisdiction           (Primary Standard Industrial              (I.R.S. Employer
of incorporation or organization)       Classification Code Number)             Identification No.)


                          7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                                 (901)383-6000
             (Address, including zip code, and telephone number, of
                   registrant's principal executive offices)

                           E. JAMES HOUSE, JR. ESQ.,
                SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT OF
                           UNION PLANTERS CORPORATION
                          7130 GOODLETT FARMS PARKWAY
                           MEMPHIS, TENNESSEE  38018
                                 (901)383-6584
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

R. NASH NEYLAND, ESQ.                                                        LEONARD S. VOLIN, ESQ.
Wyatt, Tarrant & Combs                                                       Housley Kantarian & Bronstein, P.C.
6075 Poplar Avenue, Suite 650                                                1220 19th Street, N.W., Suite 700
Memphis, Tennessee  38119                                                    Washington, D.C.  20036

         Approximate date of commencement of proposed sale to public: As promptly as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                           UNION PLANTERS CORPORATION
               CROSS REFERENCE OF ITEMS IN FORM S-4 TO PROSPECTUS

ITEMS IN PART I OF FORM S-4                                 PROSPECTUS CAPTION OR LOCATION
- ---------------------------                                 ------------------------------
A.       INFORMATION ABOUT THE TRANSACTION

1.       Forepart of Registration Statement and             Facing Page, Cross Reference Sheet and
         Outside Front Cover Page of Prospectus
                                                            Outside Front Cover Page

2.       Inside Front and Outside Back Cover                Inside Front Cover and TABLE OF CONTENTS
         Pages of Prospectus

3.       Risk Factors, Ratio of Earnings to Fixed           *
         Charges and Other Information

4.       Terms of the Transaction                           SUMMARY and THE MERGER

5.       Pro Forma Financial Information                    SUMMARY


6.       Material Contracts with the Company Being          *

         Acquired

7.       Additional Information Required for                *
         Reoffering by Persons and Parties Deemed
         to be Underwriters

8.       Interests of Named Experts and Counsel             LEGAL OPINIONS

9.       Disclosure of Commission Position on               *
         Indemnification for Securities Act
         Liabilities

B.       INFORMATION ABOUT THE REGISTRANT

10.      Information with Respect to S-3                    SUMMARY, THE MERGER, CERTAIN REGULATORY
         Registrants                                        CONSIDERATIONS, DESCRIPTION OF THE UPC
                                                            COMMON AND PREFERRED STOCK, CERTAIN
                                                            PROVISIONS THAT MAY HAVE AN ANTI-
                                                            TAKEOVER EFFECT and INCORPORATION OF
                                                            CERTAIN DOCUMENTS BY REFERENCE

11.      Incorporation of Certain Information by            INCORPORATION OF CERTAIN DOCUMENTS BY
         Reference                                          REFERENCE


ITEMS IN PART I OF FORM S-4                                 PROSPECTUS CAPTION OR LOCATION
- ---------------------------                                 ------------------------------
12.      Information with Respect to S-2 or S-3             *
         Registrants

13.      Incorporation of Certain Information by            *
         Reference

14.      Information with Respect to Registrants            *
         Other Than S-3 or S-2 Registrants

C.       INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.      Information with Respect to S-3                    *
         Companies

16.      Information with Respect to S-2 or S-3             *
         Companies

17.      Information with Respect to Companies              SUMMARY, THE MERGER, CERTAIN REGULATORY
         Other Than S-3 or S-2 Companies                    CONSIDERATIONS, BUSINESS OF VALLEY
                                                            FEDERAL SAVINGS BANK, MANAGEMENT'S DIS-
                                                            CUSSION AND ANALYSIS OF FINANCIAL
                                                            CONDITION AND RESULTS OF OPERATIONS OF
                                                            VALLEY FEDERAL SAVINGS BANK, and
                                                            FINANCIAL STATEMENTS OF VALLEY FEDERAL
                                                            SAVINGS BANK

D.       VOTING AND MANAGEMENT INFORMATION

18.      Information if Proxies, Consents or                INCORPORATION OF CERTAIN DOCUMENTS BY
         Authorizations are to be Solicited                 REFERENCE, THE SPECIAL MEETING, THE
                                                            MERGER, and EFFECT OF MERGER ON RIGHTS
                                                            OF VALLEY FEDERAL SHAREHOLDERS

19.      Information if Proxies, Consents or                *
         Authorizations are not to be Solicited
         or in an Exchange Offer

*        Omitted because the answer is negative or the item is inapplicable.


                    [VALLEY FEDERAL SAVINGS BANK LETTERHEAD]



                                 May 30, 1996



Dear Shareholder:


         You are cordially invited to attend a Special Meeting of Shareholders (the "Meeting") of Valley Federal Savings Bank ("Valley Federal") to be held at the main office of Valley Federal, 501 North Montgomery Avenue, Sheffield, Alabama, on Thursday, July 11, 1996 at 2:00 p.m., Central Daylight Time.


         As described in the enclosed Prospectus and Proxy Statement, at the Special Meeting the shareholders of Valley Federal will be asked to approve an Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 (the "Combination Agreement") which provides for the acquisition of Valley Federal by Union Planters Corporation ("UPC"). Pursuant to the Combination Agreement, shareholders of Valley Federal will receive 1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock. Further information concerning the Combination Agreement is contained in the accompanying Notice of Special Meeting and Proxy Statement-Prospectus.


         Your Board of Directors has unanimously approved the Agreement and recommends that you vote for its approval. An abstention or failure to vote is the equivalent of voting against the Combination Agreement.


         Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE MEETING. This will NOT prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Meeting.

                                        Sincerely,


                                        Billy Don Anderson
                                        President and Chief Executive Officer

          ** PLEASE DO NOT SEND ANY STOCK CERTIFICATES AT THIS TIME **

                          VALLEY FEDERAL SAVINGS BANK
                          501 NORTH MONTGOMERY AVENUE
                           SHEFFIELD, ALABAMA  35660
                                 (205) 383-1101

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD THURSDAY, JULY 11, 1996


         A Special Meeting of Shareholders (the "Special Meeting") of Valley Federal Savings Bank ("Valley Federal" or the "Bank") is scheduled to be held at the main office of Valley Federal, 501 North Montgomery Avenue, Sheffield, Alabama on Thursday, July 11, 1996 at 2:00, p.m., Central Daylight Time.


         A Proxy Card and a Proxy Statement - Prospectus for the Meeting are enclosed.

         The Special Meeting is for the following purposes, all of which are more completely described in the accompanying Proxy Statement - Prospectus:

1. The approval of the Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996, between Union Planters Corporation ("UPC"), Valley Interim Federal Savings Bank ("Interim") and the Bank, including a related Plan of Combination and Letter Agreement (collectively, the "Combination Agreement") and the merger of Interim and Valley Federal (the "Merger") with Valley Federal as the surviving entity; and

2. Such other matters as may properly come before the Special Meeting or any adjournment thereof.

         NOTE: The Board of Directors of Valley Federal is not aware of any other business to come before the Special Meeting.


         Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. Shareholders of record at the close of business on May 23, 1996 are the shareholders entitled to vote at the Special Meeting and any adjournment thereof.


         You are requested to fill in and sign the enclosed form of proxy which is solicited by the Board of Directors of Valley Federal and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        MARTHA P. SMITH

                                        SECRETARY

Sheffield, Alabama
May 30, 1996


IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE BANK THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

          PLEASE DO NOT SEND IN YOUR STOCK CERTIFICATES AT THIS TIME.

                                   PROSPECTUS
                         434,650 SHARES OF COMMON STOCK
                                       OF
                           UNION PLANTERS CORPORATION


                                PROXY STATEMENT
                                       OF
                          VALLEY FEDERAL SAVINGS BANK
                          501 NORTH MONTGOMERY AVENUE
                            SHEFFIELD, ALABAMA 35660
                        SPECIAL MEETING OF SHAREHOLDERS

                                 JULY 11, 1996


         This Proxy Statement-Prospectus (hereinafter referred to as the "Proxy Statement-Prospectus") relates to up to 434,650 shares of common stock, $5.00 par value per share (the "UPC Common Stock"), of Union Planters Corporation ("UPC"), a Tennessee-chartered bank holding company, to be issued to holders of common stock, $0.01 par value per share (the "Valley Federal Common Stock") of Valley Federal Savings Bank ("Valley Federal"), a federal savings bank, in a merger (the "Merger") in which Valley Interim Federal Savings Bank, a federal savings bank which is a wholly-owned subsidiary of UPC ("Interim"), would be merged with and into Valley Federal. The Merger is to be consummated pursuant to an Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 by and among Valley Federal, Interim and UPC (the "Combination Agreement"), and a related Plan of Combination and Letter Agreement (collectively the "Combination Agreement"). In the Merger, those persons who are record holders of Valley Federal Common Stock outstanding immediately prior to the effective time of the Merger ("Valley Federal Record Shareholders") will receive, in exchange for each of their shares of Valley Federal Common Stock, 1.0976 shares of UPC Common Stock (the "Exchange Ratio").

         The annexed Notice of Special Meeting of Shareholders and this Proxy Statement-Prospectus explain the Merger, the Exchange Ratio, and the Combination Agreement, and provide specific information relative to the Special Meeting. Please read these materials carefully and thoughtfully consider the information contained in them. In addition to the satisfaction of certain contractual conditions, the prior approvals of not only the Valley Federal shareholders, but also of certain federal and state governmental regulatory agencies, are required in order to consummate the Merger.


         Shares of UPC Common Stock are now, and the UPC Common Stock to be issued in connection with the Merger will be, listed for trading on the New York Stock Exchange ("NYSE") under the symbol "UPC". The last reported sale price of UPC Common Stock on the NYSE on May 22, 1996, was $30.50 per share. Based on the closing price per share of the

UPC Common Stock on that date, the value of the UPC Common Stock to be received for each share of Valley Federal Common Stock would be approximately $33.48. However, the value of UPC Common Stock is subject to fluctuation, and the value of the UPC Common Stock to be received by Valley Federal Record Shareholders upon consummation of the Merger may be more or less than $33.48.


         The consideration to be received by Valley Federal's shareholders pursuant to the Combination Agreement was negotiated by the Board of Directors of Valley Federal in light of various factors, including Valley Federal's recent operating results, current financial condition and perceived future prospects. Trident Financial Corporation ("Trident"), Valley Federal's financial advisor, has advised the Board of Directors of Valley Federal that in its opinion the consideration to be received by Valley Federal's shareholders in the Merger is fair to the shareholders of Valley Federal from a financial point of view. THE BOARD OF DIRECTORS OF VALLEY FEDERAL BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF VALLEY FEDERAL'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT VALLEY FEDERAL'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE COMBINATION AGREEMENT. AN ABSTENTION OR FAILURE TO VOTE IS THE EQUIVALENT OF VOTING AGAINST THE COMBINATION AGREEMENT AND THE MERGER.



         All information contained in this Proxy Statement-Prospectus pertaining to UPC and its subsidiaries, including Interim, has been supplied by UPC, and all information pertaining to Valley Federal has been supplied by Valley Federal. This Proxy Statement-Prospectus and the accompanying Proxy Card are first being mailed to the Valley Federal shareholders on or about May 31, 1996.


THE SHARES OF UPC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE OFFICE OF THRIFT SUPERVISION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE OFFICE OF THRIFT SUPERVISION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS MAY 30, 1996.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION                                                                                                   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                                                         1

SUMMARY                                                                                                                 4
    Parties to the Merger                                                                                               4
    Special Meeting of Valley Federal Shareholders                                                                      6
    Votes Required; Record Date                                                                                         6
    Terms of the Merger                                                                                                 7
    Effective Date                                                                                                      7
    Reasons for the Merger; Recommendation of Board of Directors                                                        8
    Fairness Opinion of Financial Advisor                                                                               8
    Waiver and Amendment; Termination                                                                                   9
    Conditions; Regulatory Approvals                                                                                    9
    Limitation on Negotiations                                                                                          9
    Management After the Merger                                                                                        10
    Interests of Certain Persons in the Merger                                                                         10
    No Shareholders' Dissenters' Rights                                                                                10
    Comparison of the Rights of UPC and Valley Federal Shareholders                                                    10
    Provisions That May Have an Anti-Takeover Effect                                                                   11
    Certain Federal Income Tax Consequences                                                                            11
    Accounting Treatment                                                                                               11
    Market Prices of UPC and Valley Federal Common Stock                                                               11
    Selected Consolidated Financial Data                                                                               14
    Recent Developments Affecting UPC                                                                                  19
    Equivalent and Pro Forma Per Share Data                                                                            23
    Pro Forma Condensed Consolidated Financial Information                                                             25


THE SPECIAL MEETING                                                                                                    31
    Time and Place of Special Meeting; Solicitation of Proxies; Revocation                                             31
    Votes Required                                                                                                     32
    Voting                                                                                                             32
    Recommendation                                                                                                     32

THE MERGER                                                                                                             33
    Background of the Merger                                                                                           33
    Reasons for the Merger; Recommendation of Board of Directors                                                       36
    Fairness Opinion of Financial Advisor                                                                              36
    Terms of the Merger                                                                                                43
    Effective Date and Effective Time of the Merger                                                                    44
    Surrender of Certificates                                                                                          44
    No Shareholders' Dissenters' Rights                                                                                45
    Conditions to Consummation of the Merger                                                                           45
    Regulatory Approvals                                                                                               47


    Conduct of Business Pending the Merger                                                                             48
    Waiver and Amendment; Termination                                                                                  51
    Representations and Warranties of Valley Federal                                                                   51
    Representations, Warranties and Covenants of UPC and Interim                                                       52
    Management after the Merger                                                                                        52
    Interests of Certain Persons in the Merger                                                                         53
    Employee Benefit Plans                                                                                             54
    Limitation on Negotiations                                                                                         54
    Certain Federal Income Tax Consequences                                                                            55
    Accounting Treatment                                                                                               57
    Expenses                                                                                                           57
    Resales of UPC Common Stock                                                                                        57

CERTAIN REGULATORY CONSIDERATIONS                                                                                      58

DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK                                                                      59
    The UPC Common Stock                                                                                               60
    UPC Preferred Stock                                                                                                61

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT                                                               61

EFFECT OF MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS                                                              63
    Removal of Directors                                                                                               63
    Required Shareholder Votes                                                                                         64
    Election of Directors                                                                                              64
    Amendment of Charter and Bylaws                                                                                    64
    Share Purchase Rights Plan                                                                                         64
    Limitations on Changes in Control                                                                                  65


BUSINESS OF VALLEY FEDERAL SAVINGS BANK                                                                                65
    General                                                                                                            65
    Asset/Liability Management                                                                                         65
    Average Balances, Interest Rates and Yields                                                                        67
    Yields Earned and Rates Paid                                                                                       69
    Rate/Volume Analysis                                                                                               69
    Lending Activities                                                                                                 71
    Reserves for Losses on Loans and Real Estate                                                                       83
    Investment Activities                                                                                              83
    Sources of Funds                                                                                                   84
    Subsidiary Activity                                                                                                90
    Competition                                                                                                        90
    Personnel                                                                                                          91
    Regulation                                                                                                         91
    Impact of New Accounting Pronouncements Not Yet Adopted                                                           102
    Federal and State Taxation                                                                                        102
    Properties                                                                                                        104


    Legal Proceedings                                                                                                 105

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VALLEY FEDERAL SAVINGS
         BANK                                                                                                         105

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS                                                           112

INDEPENDENT ACCOUNTANTS                                                                                               114

STOCKHOLDER PROPOSALS                                                                                                 114

LEGAL OPINIONS                                                                                                        114

EXPERTS                                                                                                               114

FINANCIAL STATEMENTS OF VALLEY FEDERAL SAVINGS BANK                                                                   F-1

INDEX TO APPENDICES

Appendix A       Agreement and Plan of Combination dated as of November 1, 1995,  as amended April 11, 1996, and related
                 Plan of Combination and Letter Agreement.

Appendix B       Fairness Opinion of Trident Financial Corporation


                             AVAILABLE INFORMATION


                 Both UPC and Valley Federal are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith UPC files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") and Valley Federal files reports, proxy statements and other information with the Office of Thrift Supervision (the "OTS"). Such UPC reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at Room 1228, 75 Park Place, New York, New York 10007 and 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such UPC material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information concerning UPC can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such Valley Federal reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the OTS at 1776 G Street, N.W., Washington, D.C. 20552. Copies of such materials can be obtained at prescribed rates by writing to the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552. Reports, proxy statements and other information concerning Valley Federal can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 UPC has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of UPC Common Stock to be issued pursuant to the Combination Agreement. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement and the Exhibits thereto. Certain items have been omitted as permitted by the rules and regulations of the Commission. For further information regarding UPC and the UPC Common Stock offered by this Proxy Statement-Prospectus, reference is made to the complete Registration Statement, including all amendments thereto and the schedules and exhibits filed as a part thereof. Statements contained herein concerning provisions of documents are necessarily summaries of the documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                 The following documents previously filed by UPC with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement-Prospectus:

         1.      UPC's Annual Report on Form 10-K for the year ended December
                 31, 1995;

         2. UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989 (Commission File Number 0-6919), in connection with UPC's designation and authorization of its Series A Preferred Stock;


         3. UPC's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;




         4. UPC's Current Reports on Form 8-K dated January 5, 1996, as filed on January 5, 1996; March 8, 1996, as filed on March 13, 1996; April 1, 1996, as filed on April 1, 1996; April 2, 1996, as filed on April 2, 1996; and April 18, 1996, as filed on April 18, 1996; May 21, 1996, as filed on May 21, 1996 and May 22, 1996 as filed on May 22, 1996.


         5. The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.


The fact that a report has been listed above does not mean that it has not been superseded or amended, in whole or in part, by a subsequent report.

                 All documents filed by UPC with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement-Prospectus and prior to the termination of the offering of the shares of the UPC Common Stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

                 UPC's Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference specific portions of UPC's Annual Report to Shareholders for that year (UPC's "Annual Report to Shareholders" which is Exhibit 13 to said Form 10-K) but does not incorporate other portions of UPC's Annual Report to Shareholders. The portion of UPC's Annual Report to Shareholders captioned "Letter to Shareholders" and other portions of UPC's Annual Report to Shareholders not specifically incorporated into UPC's Annual Report on Form 10-K are not incorporated herein and are not a part of the Registration Statement.


THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO UNION PLANTERS CORPORATION, POST OFFICE BOX 387, MEMPHIS, TENNESSEE 38147 (TELEPHONE

NUMBER (901) 383-6584), ATTENTION: E. JAMES HOUSE, SECRETARY. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED PRIOR TO July 1, 1996.


NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR VALLEY FEDERAL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                    SUMMARY

THE FOLLOWING SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING UPC, INTERIM, VALLEY FEDERAL AND THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING, AND IS QUALIFIED IN ALL RESPECTS BY INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS REFERRED TO HEREIN.

PARTIES TO THE MERGER


                 UPC.   Union Planters Corporation ("UPC") is a multi-state
bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At March 31, 1996, UPC had total consolidated assets of approximately $11.4 billion, loans of approximately $7.1 billion, deposits of approximately $9.5 billion and shareholders' equity of approximately $993 million. As of that date, UPC was the second-largest independent bank holding company headquartered in Tennessee as measured by consolidated assets.

                 In recent years, UPC's Management has emphasized asset quality and maintenance of capital well in excess of regulatory minimums. At March
31, 1996, UPC's ratio of nonperforming loans to total loans was .50% and its ratio of nonperforming assets to loans and foreclosed properties was .59%.
The ratio of UPC's allowance for losses on loans to total loans at such date was 1.92% and the ratio of UPC's allowance for losses on loans to nonperforming loans was 387%. Also at such date, UPC's leverage, Tier 1 risk-based capital, and total risk-based capital ratios were 8.22%, 12.89% and 16.58%, respectively.

                 UPC conducts its business activities through its principal bank subsidiary, the $2.3 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 33 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Arkansas, Louisiana, Alabama, Missouri and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging and securitization of the government-guaranteed portions of Small Business Administration loans.


                 Through the UPC Banking Subsidiaries, UPC operates approximately 404 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows:
$6.2 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $922 million in Arkansas, $562 million in Louisiana, $250 million in Alabama and $111 million in Kentucky.

                 Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995 adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. UPC has completed two acquisitions
in 1996, adding approximately $122 million in assets.   Prior to the date
hereof, UPC has entered into agreements to acquire the following financial institutions: Leader Financial Corporation, Memphis, Tennessee ("Leader"), a savings and loan holding company whose principal subsidiary is Leader Federal Bank for Savings ("Leader Federal"), with total consolidated assets of approximately $3.2 billion as of March 31, 1996; Eastern National Bank,
Miami, Florida, a national banking association ("ENB") with total consolidated assets of approximately $286 million at March 31, 1996; Franklin
Financial Group, Inc., Morristown, Tennessee ("FFGI"), a savings and loan holding company whose principal subsidiary is Franklin Federal Savings Bank ("Franklin Federal"), with total consolidated assets of approximately $137 million at March 31, 1996; and BancAlabama, Inc. ("BancAlabama"), Huntsville, Alabama, a bank holding company whose principal subsidiary is BankAlabama - Huntsville, with total consolidated assets of approximately $98 million as of March 31, 1996. For additional information regarding these acquisitions, see "Recent Developments Affecting UPC." For a discussion of UPC's acquisition program and UPC Management's philosophy on that subject, see the caption "Acquisitions" (on page 6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.


                 UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "Recent Developments Affecting UPC--Pending Acquisitions."


                 UPC controls risk through centralized loan review and audit functions as well as close monitoring of the financial performance of each UPC Banking Subsidiary. UPC also implements its asset and liability management strategy on a consolidated basis and effects all trades for the investment portfolios of the UPC Banking Subsidiaries. UPC seeks to achieve economies in the UPC Banking Subsidiaries through consolidation of administrative and operational processes.


                 UPC's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information about UPC is included in the documents incorporated by reference in this Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                Valley Federal. Valley Federal is a federal savings bank headquartered in Sheffield, Alabama. At March 31, 1996, Valley Federal had total assets of approximately $119 million, total deposits of approximately $104 million, and total shareholders' equity of approximately $10 million. For the year ended September 30, 1995, Valley Federal reported net income of approximately $201 thousand (restated); and for the six months ended March 31, 1996, Valley Federal reported net income of approximately $105 thousand.


                 Valley Federal's executive office is located at 501 North Montgomery Avenue, Sheffield, Alabama, 35660, and its telephone number is (205) 383-1101.

                 For additional information about Valley Federal, see "Business of Valley Federal Savings Bank", and the Consolidated Financial Statements and notes thereto included at Appendix C of this Proxy Statement - Prospectus.

                 Interim. Interim is a newly formed federal savings bank organized solely for the purpose of consummating the Merger. Interim has been organized by UPC as a wholly-owned subsidiary and will have its main office at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018. In the Merger, Interim will be merged with and into Valley Federal which will survive the Merger.

SPECIAL MEETING OF VALLEY FEDERAL SHAREHOLDERS


                 A Special Meeting (the "Special Meeting") of the Valley Federal Shareholders will be held on Thursday, July 11, 1996, at 2:00 p.m., Central Daylight Time, at the main office of Valley Federal, 501 North Montgomery Avenue, Sheffield, Alabama, to consider and vote upon a proposal to approve the Combination Agreement and the Merger. See "THE SPECIAL MEETING."


VOTES REQUIRED; RECORD DATE


                 Only Valley Federal Shareholders of record at the close of business on May 23, 1996 (the "Record Date") will be entitled to receive notice of and to vote at the Special Meeting. The affirmative votes of the holders of at least two-thirds (2/3) of the shares of Valley Federal Common Stock outstanding on the Record Date are required to approve the Combination Agreement and the Merger.


                 The directors and executive officers of Valley Federal owned as of the Record Date, 101,011 shares or approximately 27.5% of the outstanding shares of Valley Federal Common Stock. It is expected that substantially all of such shares will be voted for approval of the Combination Agreement and Merger. If all such shares of Valley Federal Common Stock are voted "FOR" approval of the Combination Agreement and Merger, then 143,562 (54%) of the remaining 265,849 outstanding shares of Valley Federal Common Stock must be voted "FOR" approval of the Combination Agreement and Merger in order to achieve the two-thirds shareholder approval required. See "THE SPECIAL MEETING."

TERMS OF THE MERGER


                 Upon consummation of the Merger, each share of Valley Federal Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted exclusively into 1.0976 shares of UPC Common Stock in exchange for each share of Valley Federal Common Stock (the "Exchange Ratio"). See "THE MERGER--Terms of the Merger."


                 In no event will UPC issue fractional shares of UPC Common Stock, but instead will settle any fractional share in cash, without interest. The cash amount to be paid to Valley Federal Record Shareholders for a fraction of a share of UPC Common Stock to be issued in the Merger will be determined by multiplying the particular fraction by the last sale price of UPC Common Stock on the NYSE on the date the Merger is closed (the "Closing Date").


                 Pursuant to the terms of the Combination Agreement, Valley Federal Options outstanding immediately prior to the Effective Time of the Merger will be automatically amended to represent options to purchase a number of shares (rounded up to the nearest whole share) of UPC Common Stock equal to the number of shares subject to option multiplied by the Exchange Ratio.


                  See "THE MERGER--Terms of the Merger" for a description of the Exchange Ratio, and the effect of the Merger being consummated on the Valley Federal Options. See also Sections 2.7 and 3.1(e) of the Combination Agreement, a copy of which is attached hereto as Appendix A, for the specific provisions concerning these matters.


                 Based on the closing price per share of the UPC Common Stock on May 22, 1996, the value of the UPC Common Stock to be received for each share of Valley Federal Common Stock would be approximately $33.48. However, the value of UPC Common Stock is subject to fluctuation, and the value of the UPC Common Stock to be received upon consummation of the Merger may be more or less than $33.48.



                 The market price of the UPC Common Stock may change significantly prior to the effective date of the Merger. The Combination Agreement DOES NOT contain any provisions which would cause an adjustment to the Exchange Ratio prior to consummation of the Merger based on the market price of UPC Common Stock. However, it is a condition precedent to Valley Federal's obligation to consummate the Merger that the fairness opinion received by Valley Federal's Board of Directors (the "Valley Federal Board") from Trident Financial Corporation shall not have been withdrawn on or prior to the Closing Date. See "THE MERGER--Fairness Opinion of Financial Advisor" and "THE MERGER--Conditions to Consummation of the Merger".


EFFECTIVE DATE


                 The Merger will become effective at the date and time as specified on the endorsement of the Articles of Combination filed with the OTS (the "Effective Time of the

Merger"). Assuming the expiration of all statutory waiting periods and the satisfaction or waiver of all contractual conditions to closing set forth in the Combination Agreement, it is expected that the Merger will become effective early in the third quarter of 1996. The effective date of the Merger will be the day on which the Effective Time of the Merger occurs (the "Effective Date of the Merger"). Only Valley Federal Record Shareholders will be entitled to receive the shares of UPC Common Stock and cash payment for any fractional share to be exchanged in the Merger pursuant to the Combination Agreement and Plan of Combination.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

                 The Board of Directors of Valley Federal believes the Merger is fair to, and in the best interests of, Valley Federal and its shareholders and unanimously recommends that the Valley Federal Shareholders vote "FOR" approval of the Combination Agreement and Plan of Combination. The Valley Federal Board considered a number of factors, including the compatibility of the respective business management philosophies of Valley Federal and UPC, UPC's ability to provide comprehensive financial services in Valley Federal's market, the financial terms of other recent business combinations in the local financial services industry, UPC's financial resources to serve the lending and deposit needs of the local communities served by Valley Federal and the financial effect on the Valley Federal Shareholders of Valley Federal's continued independence as compared to the benefits of the Merger. See "THE MERGER--Reasons for the Merger; Recommendation of Board of Directors."

FAIRNESS OPINION OF FINANCIAL ADVISOR

                 Valley Federal has retained Trident Financial Corporation ("Trident") as its financial advisor in connection with the Merger and requested that Trident render an opinion that, as of the date of the Combination Agreement, as of the date the Combination Agreement was amended (April 11, 1996) and again as of the date of this Proxy Statement-Prospectus, the Exchange Ratio was fair from a financial point of view to the Valley Federal Shareholders. A copy of Trident's updated written opinion as of the date hereof is attached hereto as Appendix B and should be read in its entirety with respect to assumptions made, limitations on review undertaken and other matters. The description of Trident's opinion set forth herein is qualified in its entirety by reference to the opinion. Consummation of the Merger is subject to Valley Federal's receipt of an updated opinion from Trident within five days prior to the closing of the Merger reinforcing the opinions provided in the initial opinion.

                 See "THE MERGER--Fairness Opinion of Financial Advisor" for information regarding, among other things, the selection of Trident and its compensation for services rendered in connection with the Merger and its rendering of such opinion.

WAIVER AND AMENDMENT; TERMINATION

                 Prior to the Effective Date of the Merger, any condition to consummation of the Merger (to the extent permitted by law) may be amended, modified or waived by the party benefitted by the provision by an agreement in writing which is approved by the Board of Directors of UPC (the "UPC Board") and the Valley Federal Board.

                 The Combination Agreement and Plan of Combination is subject to termination by UPC and/or Valley Federal at any time prior to the Effective Date of the Merger upon the occurrence of certain events, including, under certain circumstances, if the Merger has not been consummated on or before August 1, 1996. See "THE MERGER--Waiver and Amendment; Termination."

CONDITIONS; REGULATORY APPROVALS

                 Consummation of the Merger is subject to various conditions, including receipt of the approval of the Valley Federal Shareholders, receipt of the required prior regulatory approvals and satisfaction of certain other contractual closing conditions. The regulatory approvals and consents necessary to consummate the transactions contemplated by the Combination Agreement include the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the OTS and the Alabama State Banking Department (the "Alabama Department"). Such approvals have been received. Regulatory approval reflects only the view by the particular regulatory agency that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. A regulatory agency's approval of the transaction is not, and should not be construed as, an endorsement or recommendation of the proposed Merger. See "THE MERGER--Conditions to Consummation of the Merger," "--Regulatory Approvals", "--Conduct of Business Pending the Merger" and "CERTAIN REGULATORY CONSIDERATIONS."

LIMITATION ON NEGOTIATIONS

                 Valley Federal is prohibited from instituting, soliciting or knowingly encouraging any inquiry, discussion or proposal concerning any "Acquisition Proposal" (defined generally as any agreement or proposal pursuant to which any entity other than UPC or any UPC subsidiary would acquire ownership, directly or indirectly, of Valley Federal, or the right to vote ten percent (10%) or more of the outstanding Valley Federal Common Stock, or a significant portion of the assets or earning power of Valley Federal), except for actions reasonably considered by the Board of Directors of Valley Federal, based upon the advice of legal counsel, to be required in order to fulfill its fiduciary duties. In the event Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, Valley Federal or the acquiror would be required to pay liquidated damages to UPC in the amount of $750 thousand. Such sum would be payable immediately in the event that Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal. The limitation will remain in effect until August 1, 1996, unless before that date either the Merger shall have been consummated or the

Combination Agreement shall have been terminated, or if the Merger shall not have been consummated under specified circumstances. See "THE
MERGER--Limitation on Negotiations."

MANAGEMENT AFTER THE MERGER

                 Simultaneously with the execution of the Combination Agreement and the Plan of Combination, UPC and Valley Federal entered into a letter agreement (the "Letter Agreement"), a copy of which is included in Appendix A to this Proxy Statement-Prospectus, pursuant to which the parties agreed to certain matters relating to, among other things, the management and Board of Directors of Valley Federal following the Effective Time of the Merger and certain actions to be taken with respect to employee benefit plans and agreements. Pursuant to the Letter Agreement, those persons serving as directors and officers of Valley Federal immediately prior to the Effective
Time of the Merger will serve as directors or officers of Valley Federal after the Effective Time of the Merger, with certain exceptions in the event of the possible merger of Valley Federal and BANKFIRST, a subsidiary of UPC located in Decatur, Alabama. This is consistent with UPC's operational philosophy of having its subsidiary banks operate autonomously in their respective communities with the banking decisions being made, within broad guidelines established by UPC, by a local board of directors and executive management.
See "THE MERGER--Management after the Merger", "--Employee Benefit Plans."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


                 In connection with the Merger, Billy Don Anderson, Valley Federal's President and CEO, will receive approximately $397,000 pursuant to the terms of his existing employment contract with Valley Federal. Mr. Anderson has also been granted options to purchase Valley Federal Common Stock pursuant to Valley Federal's incentive stock option plan. Upon consummation of the Merger these options will automatically become options to purchase UPC Common Stock instead of Valley Federal Common Stock, based upon the Exchange Ratio. Further, Valley Federal has adopted a directors deferred compensation plan. Upon consummation of the Merger this plan will terminate and all amounts vested thereunder will be paid to the participating directors. UPC also has agreed to indemnify the directors, officers and employees of Valley Federal from any liability they may incur for their actions or inactions in such capacities, to the extent allowed by law. See "THE MERGER -- Interests of Certain Persons in the Merger."


NO SHAREHOLDERS' DISSENTERS' RIGHTS

                 Shareholders of Valley Federal do not have the right to dissent from the Merger and obtain in cash the fair value of their shares of Valley Federal Common Stock under applicable OTS statutes and regulations.

COMPARISON OF THE RIGHTS OF UPC AND VALLEY FEDERAL SHAREHOLDERS

                 Upon consummation of the Merger, holders of Valley Federal Common Stock, whose rights are presently governed by the regulations of the OTS and Valley Federal's Charter and Bylaws, would become shareholders of UPC, a Tennessee corporation. Accordingly, their rights would be governed by Tennessee corporate law and the Charter and Bylaws of UPC. Certain differences arise as a result of the change of governing law and differences between the Charter and Bylaws of UPC and the Charter and Bylaws of Valley Federal. See "EFFECT OF THE MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS."

PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

                 Certain provisions of UPC's Charter and Bylaws, and certain provisions of Tennessee law, may have an anti-takeover effect in that they could prevent, discourage or delay a change in control of UPC. See "DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK" and "CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

                 It is expected that, for federal income tax purposes, the Merger will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, for federal income tax purposes, no gain or loss would be recognized by Valley Federal Record Shareholders who exchange their shares of Valley Federal Common Stock solely for shares of UPC Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income or loss. A condition to the consummation of the Merger is the receipt by UPC of an opinion of Wyatt, Tarrant & Combs, and the receipt by Valley Federal of an opinion of Housley Kantarian & Bronstein, P.C., each to the effect that, for federal income tax purposes, the Merger will be treated as one or more tax-free reorganizations and that Valley Federal Record Shareholders will not recognize any gain or loss upon their exchange of Valley Federal Common Stock solely for UPC Common Stock in the Merger. ALL VALLEY FEDERAL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY OF VARIOUS FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. See "THE MERGER--Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

                 The Merger is expected to be accounted for as a pooling of interests under generally accepted accounting principles ("GAAP") as described in Accounting Principles Board Opinion No. 16 and the interpretations thereof. Consummation of the Merger is conditioned upon UPC's receipt of a letter from its independent accountants that the Merger should be accounted for as a pooling of interests. See "THE MERGER--Accounting Treatment."

MARKET PRICES OF UPC AND VALLEY FEDERAL COMMON STOCK

                 UPC Common Stock. The UPC Common Stock is listed and traded on the NYSE (symbol: UPC). The following table sets forth for the periods indicated the high and low closing sale prices of the UPC Common Stock on the NYSE and the cash dividends declared per share for the periods indicated:


                                                                   Price Range                     Cash Dividends
                                                          ------------------------------            Declared Per
                                                           High                    Low                  Share
                                                          ------                  ------           --------------
1996
First Quarter                                             $31.75                  $29.00                $0.27
Second Quarter                                             30.88                   29.63                 0.27
  Through May 16, 1996                                                                                  -----
Total                                                                                                   $0.54
                                                                                                        =====

1995
First Quarter                                             $24.50                  $20.88                $0.23
Second Quarter                                             28.13                   23.13                 0.25
Third Quarter                                              30.75                   26.13                 0.25
Fourth Quarter                                             32.25                   29.63                 0.25
                                                                                                        -----
Total                                                                                                   $0.98
                                                                                                        =====

1994
First Quarter                                             $26.25                  $23.13                $0.21
Second Quarter                                             28.75                   24.75                 0.21
Third Quarter                                              26.00                   23.50                 0.23
Fourth Quarter                                             24.50                   19.63                 0.23
                                                                                                        -----
Total                                                                                                   $0.88
                                                                                                        =====

1993
First Quarter                                             $29.13                  $22.50                $0.18
Second Quarter                                             29.25                   22.63                 0.18
Third Quarter                                              30.00                   25.00                 0.18
Fourth Quarter                                             28.75                   23.63                 0.18
                                                                                                        -----
Total                                                                                                   $0.72
                                                                                                        =====


                 The last reported sales price of UPC Common Stock on the NYSE as of May 22, 1996, which was the last practicable date prior to the mailing of this Proxy Statement-Prospectus, was $30.50 per share, and as of October 31, 1995, the first trading day immediately preceding the date the Merger was publicly announced, was $30.75 per share.


                 Valley Federal Common Stock. The Valley Federal Common Stock is listed and traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") under the symbol "VAFD". The following table sets forth for the periods indicated the high and low bid quotations for Valley Federal Common Stock as reported by the Nasdaq Small Cap Market and the cash dividends declared per share during the periods indicated. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                  Price Range                       Cash Dividends
                                                         -------------------------------             Declared Per
                                                           High                   Low                   Share(*)
                                                         -------                --------           --------------
1996
First Quarter                                             $35.25                  $33.00
Second Quarter
  Through May ___, 1996

1995
First Quarter                                             $31.00                  $28.50
Second Quarter                                             30.50                   23.00
Third Quarter                                              29.00                   25.00
Fourth Quarter                                             36.50                   25.50                $0.60


1994
First Quarter                                             $23.00                  $19.50
Second Quarter                                             23.00                   22.50
Third Quarter                                              27.50                   22.75
Fourth Quarter                                             28.50                   27.25                $0.60


1993
First Quarter                                             $17.00                  $16.00
Second Quarter                                             17.50                   16.50
Third Quarter                                              19.50                   17.50
Fourth Quarter                                             19.50                   19.00                $0.50


- --------------------
(*)Annual dividends.

                 The last reported sales price of Valley Federal Common Stock on the Nasdaq Small Cap Market as of May 22, 1996, which was the last practicable date prior to the mailing of this Proxy Statement-Prospectus, was $30.50 per share, and as of October 31, 1995, the first trading day immediately preceding the date the Merger was publicly announced, the last reported sales price was $27.50 per share.


                 Valley Federal Shareholders are advised to obtain current market quotations for UPC Common Stock and Valley Federal Common Stock. No assurance can be given as to the market price of UPC Common Stock at the Effective Time of the Merger or anytime after the date thereof.

SELECTED CONSOLIDATED FINANCIAL DATA


                 The following tables present for UPC, selected consolidated financial data for the five year period ended December 31, 1995, and the three month periods ended March 31, 1996 and 1995, and for Valley Federal, selected consolidated financial data for the five year period ended September 30, 1995 and for the six month periods ended March 31, 1996 and 1995. The information for UPC has been derived from the consolidated financial statements of UPC, including the audited consolidated financial statements of UPC incorporated in this Proxy Statement-Prospectus by reference to UPC's 1995 Annual Report on Form 10-K for the year ended December 31, 1995, and UPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and should be read in conjunction therewith and with the notes thereto. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The information for Valley Federal has been derived from the restated consolidated financial statements of Valley Federal, including the audited consolidated financial statements of Valley Federal included in this Proxy Statement-Prospectus under the heading "FINANCIAL STATEMENTS OF VALLEY FEDERAL SAVINGS BANK", and should be read in conjunction therewith and with the notes thereto. Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the management of Valley Federal, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of Valley Federal, have been included.


                 See "-Recent Developments Affecting UPC" for information concerning UPC's recently completed and pending acquisitions.

      UNION PLANTERS CORPORATION AND SUBSIDIARIES SELECTED FINANCIAL DATA

                                                                   Three Months Ended
                                                                      March 31, (1)      Years Ended December 31,
                                                               ------------------------- ------------------------
                                                                    1996         1995        1995        1994
                                                               ------------------------- ------------------------
                                                                  (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                          $    115,473 $    108,839 $    447,431 $   423,114
  Provision for losses on loans                                       7,981        2,222       22,231       4,894
  Investment securities gains (losses)                                   60          (21)         476     (20,298)
  Other noninterest income                                           40,137       36,100      157,176     121,103
  Noninterest expense                                                89,152       90,665      382,164     427,697
                                                               ------------ ------------ ------------ -----------
  Earnings before income taxes, extraordinary item,
    and accounting changes                                           58,537       52,031      200,688      91,328
  Applicable income taxes                                            19,393       16,374       65,286      25,467
                                                               ------------ ------------ ------------ -----------
  Earnings before extraordinary item and accounting changes          39,144       35,657      135,402      65,861
  Extraordinary item - defeasance of debt, net of taxes                   -            -            -           -
  Accounting changes, net of taxes                                        -            -            -           -
                                                               ------------ ------------ ------------ -----------
  Net earnings                                                 $     39,144 $     35,657 $    135,402 $    65,861
                                                               ============ ============ ============ ===========
PER COMMON SHARE DATA
  Primary
    Earnings before extraordinary item and accounting changes  $       0.82 $       0.75 $       2.82 $      1.28
    Extraordinary item - defeasance of debt, net of taxes                 -            -            -           -
    Accounting changes, net of taxes                                      -            -            -           -
    Net earnings                                                       0.82         0.75         2.82        1.28
  Fully diluted
    Earnings before extraordinary item and accounting changes          0.78         0.72         2.70        1.28
    Extraordinary item - defeasance of debt, net of taxes                 -            -            -           -
    Accounting changes, net of taxes                                      -            -            -           -
    Net earnings                                                       0.78         0.72         2.70        1.28
  Cash dividends                                                       0.27         0.23         0.98        0.88
  Book value                                                          19.76        17.13        19.24       16.08


                                                                        Years Ended December 31,
                                                                 ------------------------------------
                                                                    1993         1992         1991
                                                                 ---------    ----------   ----------
                                                              (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                            $  375,033   $  305,211   $  256,537
  Provision for losses on loans                                      17,950       29,071       35,960
  Investment securities gains (losses)                                4,506       14,019        2,633
  Other noninterest income                                          123,056      103,506       95,415
  Noninterest expense                                               346,450      297,665      255,906
                                                                 ----------   ----------   ----------
  Earnings before income taxes, extraordinary item,
    and accounting changes                                          138,195       96,000       62,719
  Applicable income taxes                                            41,168       27,048       14,443
                                                                 ----------   ----------   ----------
  Earnings before extraordinary item and accounting changes          97,027       68,952       48,276
  Extraordinary item - defeasance of debt, net of taxes              (3,206)           -            -
  Accounting changes, net of taxes                                    5,782            -            -
                                                                 ----------   ----------   ----------
  Net earnings                                                   $   99,603   $   68,952   $   48,276
                                                                 ==========   ==========   ==========
PER COMMON SHARE DATA
  Primary
    Earnings before extraordinary item and accounting changes    $     2.24   $     1.75   $     1.35
    Extraordinary item - defeasance of debt, net of taxes             (0.08)           -            -
    Accounting changes, net of taxes                                   0.15            -            -
    Net earnings                                                       2.31         1.75         1.35
  Fully diluted
    Earnings before extraordinary item and accounting changes          2.18         1.73         1.35
    Extraordinary item - defeasance of debt, net of taxes             (0.07)           -            -
    Accounting changes, net of taxes                                   0.13            -            -
    Net earnings                                                       2.24         1.73         1.35
  Cash dividends                                                       0.72         0.60         0.48
  Book value                                                          16.25        14.08        12.88

(continued on following page)

                                                                  Three Months Ended
                                                                     March 31, (1)        Years Ended December 31,
                                                             ------------------------- -----------------------------
                                                                  1996         1995          1995           1994
                                                             ------------------------- --------------- -------------
                                                                                           (Dollars in thousands,
                                                                                           except per share data)
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                               $ 11,368,682  $10,784,332    $ 11,277,116   $10,985,020
  Loans, net of unearned income                                 7,091,737    6,797,363       7,069,853     6,721,597
  Allowance for losses on loans                                   136,277      135,410         133,487       133,966
  Investment securities                                         2,951,092    2,836,777       2,774,890     3,084,110
  Deposits                                                      9,522,876    9,133,076       9,447,736     9,253,165
  Short-term borrowings                                           236,220      222,415         241,023       455,010
  Long-term debt (3)
    Parent Company                                                214,761      114,803         214,758       114,790
    Subsidiary banks                                              257,705      321,074         270,500       241,218
  Total shareholders' equity                                      992,865      860,488         966,331       805,147
Average assets                                                 11,275,752   10,853,933      10,954,895    10,948,979
Average shareholders' equity                                      956,499      850,666         899,615       850,934
Average shares outstanding (in thousands)
       Primary                                                     45,752       44,515          45,008        43,741
       Fully diluted                                               50,463       48,995          49,618        44,083
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                           1.40 %       1.33 %          1.24 %        0.60 %
  Return on average common equity                                   17.35        18.16           15.92          7.61
  Net interest income (taxable-equivalent) to
    average earning assets (2)                                       4.61         4.57            4.59          4.36
  Loans/deposits                                                    74.47        74.43           74.83         72.64
  Common and preferred dividend payout ratio                        36.07        30.44           37.55         62.50
  Equity/assets (period end)                                         8.73         7.98            8.57          7.33
  Average shareholders' equity/average total assets                  8.48         7.84            8.21          7.77
  Leverage ratio (4)                                                 8.22         7.61            8.09          7.15
  Tier 1 capital to risk-weighted assets (4)                        12.89        12.46           12.64         11.88
  Total capital to risk-weighted assets (4)                         16.58        14.84           16.35         14.27
ASSET QUALITY RATIOS
  Allowance/period end loans                                         1.92         1.99            1.89          1.99
  Nonperforming loans/total loans (5)                                0.50         0.38            0.48          0.32
  Allowance/nonperforming loans (5)                                   387          521             391           614
  Nonperforming assets/loans and foreclosed properties (6)           0.59         0.48            0.59          0.43
  Provision/average loans                                            0.45         0.13            0.32          0.08
  Net charge-offs/average loans                                      0.33         0.08            0.36          0.09

                                                                       Years Ended December 31,
                                                              ----------------------------------------
                                                                 1993          1992           1991
                                                              -----------  -----------   -------------
                                                            (Dollars in thousands, except per share data)
BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                                $ 9,919,944  $ 8,331,073     $ 6,566,973
  Loans, net of unearned income                                 5,293,850    4,193,149       3,613,945
  Allowance for losses on loans                                   125,499      100,282          74,739
  Investment securities                                         3,431,081    2,935,665       1,864,871
  Deposits                                                      8,445,760    7,171,191       5,698,062
  Short-term borrowings                                           300,414      343,452         244,513
  Long-term debt (3)
    Parent company                                                114,729       74,292          38,163
    Subsidiary banks                                              212,149       38,463          18,790
  Total shareholders' equity                                      751,844      595,106         475,128
Average assets                                                  9,706,356    7,586,827       6,555,009
Average shareholders' equity                                      707,788      551,650         442,756
Average shares outstanding (in thousands)
       Primary                                                     38,914       35,463          34,569
       Fully diluted                                               43,144       38,307          34,922
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                           1.03 %       0.91 %          0.74 %
  Return on average common equity                                   15.10        13.11           10.95
  Net interest income (taxable-equivalent) to
    average earning assets (2)                                       4.40         4.57            4.48
  Loans/deposits                                                    62.68        58.47           63.42
  Common and preferred dividend payout ratio                        32.64        36.12           34.51
  Equity/assets (period end)                                         7.58         7.14            7.24
  Average shareholders' equity/average total assets                  7.29         7.27            6.75
  Leverage ratio (4)                                                 7.21         7.07            7.06
  Tier 1 capital to risk-weighted assets (4)                        13.10        12.85           11.66
  Total capital to risk-weighted assets (4)                         15.74        14.83           13.80
ASSET QUALITY RATIOS
  Allowance/period end loans                                         2.37         2.39            2.07
  Nonperforming loans/total loans (5)                                0.58         1.22            1.01
  Allowance/nonperforming loans (5)                                   411          196             205
  Nonperforming assets/loans and foreclosed properties (6)           0.78         1.58            1.60
  Provision/average loans                                            0.35         0.72            0.95
  Net charge-offs/average loans                                      0.28         0.55            0.92

- -----------------------------------------------------------
  (1) Interim period ratios have been annualized where applicable.
  (2) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
  (3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.
  (4) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).
  (5) Nonperforming loans include loans on nonaccrual status and restructured loans.
  (6) Nonperforming assets include nonperforming loans and foreclosed properties.

                          VALLEY FEDERAL SAVINGS BANK
                            SELECTED FINANCIAL DATA

                                        Six Months Ended
                                           March 31,                         Years Ended September 30,
                                    -----------------------       ------------------------------------------------------
                                     1996            1995           1995       1994        1993        1992       1991
                                    -------        --------       -------    -------     -------     ---------  --------
                                                                           (In thousands)
Interest income . . . . . . . . .   $ 4,602        $  4,340       $ 8,972    $ 8,412     $ 9,079     $  10,103  $ 11,057
Interest expense  . . . . . . . .    (2,919)         (2,487)       (5,488)    (4,372)     (4,860)       (6,228)   (7,784)
                                    -------        --------       -------    -------     -------     ---------  --------
Net interest income . . . . . . .     1,683           1,853         3,484      4,040       4,219         3,875     3,273
Provision for loan losses . . . .       (90)           (140)         (306)      (180)       (361)         (235)     (245)
                                    -------        --------       -------    -------     -------     ---------  --------
Net interest income after
  provision for loan losses . . .     1,593           1,713         3,178      3,860       3,858         3,640     3,028
Other non-interest income . . . .       267             199           526        704         778           637       483
Gain (loss) on sales of
  investment securities, net  . .        --              --            --         --         (54)          (89)       (2)
Gain (loss) on sales of loan
  and mortgage-backed securities,
  net . . . . . . . . . . . . . .        17             (31)          (44)       103          (2)           34       (12)
Noninterest expense . . . . . . .    (1,712)         (1,577)       (3,402)    (3,352)     (3,225)       (2,906)   (2,675)
                                    -------        --------       -------    -------     -------     ---------  --------
Income before income taxes
  and extraordinary items . . . .       165             304           258      1,315       1,355         1,316       822
Income tax expense  . . . . . . .       (60)            (92)          (57)      (402)       (440)         (540)     (370)
                                    -------        --------       -------    -------     -------     ---------  --------
Net income  . . . . . . . . . . .   $   105        $    212       $   201    $   913     $   915     $     776  $    452
                                    =======        ========       =======    =======     =======     =========  ========

OTHER DATA

                                         Six Months Ended
                                            March 31,                                Years Ended September 30,
                                       --------------------                ---------------------------------------------
                                       1996            1995                1995      1994     1993      1992        1991
                                       ----            ----                ----      ----     ----      ----        ----
Return on assets  . . . . . . . .      0.17%           0.35%               0.16%     0.76%     0.73%     0.61%      0.39%
Return on equity  . . . . . . . .      2.18            4.66                2.08      9.94     10.07      9.38       6.04
Average equity to average
  assets  . . . . . . . . . . . .      7.86            7.41                7.74      7.66      6.87      6.47       6.30
Interest rate spread  . . . . . .      2.64            2.91                2.82      3.09      3.40      3.32       2.81
Net yield on interest-earning
  assets  . . . . . . . . . . . .      3.05            3.14                2.98      3.58      3.57      3.43       2.96

                          VALLEY FEDERAL SAVINGS BANK
                      SELECTED FINANCIAL DATA (CONTINUED)



                                                    At                                 At September 30,
                                                  March 31,    ----------------------------------------------------------
                                                   1996          1995          1994        1993         1992       1991
                                                ------------   --------     ---------    --------    --------    --------
                                                                                       (Dollars in thousands)
Total amount of:
  Loans receivable, net . . . . . . . . . .      $ 91,208      $ 96,033     $  89,315    $ 77,959    $ 73,499    $ 76,522
  Mortgage-backed securities,
    net . . . . . . . . . . . . . . . . . .        16,980        20,087        22,227      31,277      35,885      25,211
  Cash, certificates of deposit
    and investment securities . . . . . . .         5,181         4,880         4,250      11,231      12,542      10,246
Total assets  . . . . . . . . . . . . . . .       118,625       125,911       120,432     125,735     127,153     116,622
Deposits (1)  . . . . . . . . . . . . . . .       104,416       108,717       100,836     111,370     117,634     108,141
Short-term borrowings . . . . . . . . . . .         3,000         6,000         9,000         -0-         -0-         -0-
Stockholders' equity  . . . . . . . . . . .         9,595         9,654         9,187       9,084       8,278       7,487

- -------------------------------------------------------------------------------------------------------------------------
Number of:
  Real estate loans outstanding . . . . . .         2,247         2,300         2,286       2,222       1,964       2,211
  Savings accounts  . . . . . . . . . . . .         8,987         9,118         8,939       8,990       9,237       9,567
  Full service offices open . . . . . . . .             4             4             4           4           4           4
- -------------------------------------------------------------------------------------------------------------------------

Per Common Share Data:
  Net Earning . . . . . . . . . . . . . . .      $   0.29      $   0.56     $    2.53    $   2.54    $   2.16    $   1.25
  Cash Dividends  . . . . . . . . . . . . .          0.60          0.60          0.60        0.60        0.50        0.50
  Book Value  . . . . . . . . . . . . . . .         26.16         26.74         26.45       26.18       22.99       20.80
- -------------------------------------------------------------------------------------------------------------------------

Regulatory Capital Ratios:
  Tangible Capital Ratio  . . . . . . . . .          8.26%         7.81%         7.63%       7.23%       6.48%       6.42%
  Core Capital Ratio  . . . . . . . . . . .          8.26%         7.81%         7.63%       7.23%       6.48%       6.42%
  Risk-Based Capital Ratio  . . . . . . . .         14.70%        14.18%        14.18%      14.49%      13.44%      13.09%


RECENT DEVELOPMENTS AFFECTING UPC

Pending Acquisitions. UPC has entered into definitive agreements to acquire the following financial institutions in addition to Valley Federal (collectively, the "Pending Acquisitions") which UPC's Management considers probable of consummation and which are expected to close in 1996.


                                           Asset Size
Institution                               (In Millions)               Type of Consideration
- ------------------------------------      -------------              --------------------------
Leader Financial Corporation,                $3,178                  Approximately 16.6 million
Memphis, Tennessee, and its                                          shares of UPC Common Stock
subsidiary, Leader Federal Bank for
Savings (1)

Eastern National Bank,                          286                  Cash, Notes and UPC
Miami, Florida                                                       Series E Preferred Stock(2)

Franklin Financial Group, Inc.,                 137                  Approximately 738,000
Morristown, Tennessee,                                               shares of UPC Common Stock
and its subsidiary, Franklin Federal
Savings Bank

BancAlabama, Inc., Huntsville,                   98                  Approximately 415,000 shares
Alabama, and its subsidiary,                                         of UPC Common Stock
BankAlabama-Huntsville
                                             ------
      Total                                  $3,699
                                             ======



(1) Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996,
             incorporated by reference herein, for additional information concerning the acquisition of Leader Financial Corporation.


(2) Cash in the amount of $4.5 million, UPC Promissory Notes in the aggregate original principal amount of $14.5 million, and up to 317,458 shares of Series E Preferred Stock of UPC.


         Recently Completed Acquisitions. Since December 31, 1995, UPC has completed the acquisition of the following institutions (collectively, the "Recently Completed Acquisitions").


                                           Asset Size
Institution                               (In Millions)       Type of Consideration
- ------------------------------------      -------------       ---------------------
First Bancshares of Eastern                   $ 60                   Cash
Arkansas, Inc., West Memphis,
Arkansas, and its subsidiary First
National Bank of West Memphis,
Arkansas

First Bancshares of N.E. Arkansas,              62                   Cash
Inc., Osceola, Arkansas, and its
subsidiary, First National Bank of
Osceola, Arkansas
                                              ----


Total                                         $122
                                              ====


         Earnings Considerations Related to Pending Acquisitions. It is expected that either UPC or the institutions to be acquired in connection with the Pending Acquisitions will incur charges related to such acquisitions and to the assimilation of those institutions into the UPC organization. Anticipated charges would arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch closures, data processing charges, cancellation of vendor contracts, the potential for additional provisions for loan losses and similar costs which normally arise from the consolidation of operational activities.


         Aggregate charges expected to arise with respect to the Pending Acquisitions have been preliminarily estimated to be between $17 million and $22 million after taxes, which does not include a potential after-tax charge of approximately $6 million for the recapture of Leader Federal's thrift bad debt reserve, which, under existing law, would be triggered by the assimilation of Leader Federal's branches into Union Planters National Bank, UPC's principal subsidiary, and certain other banking subsidiaries. If enacted by the Congress, pending legislation would eliminate this charge. In addition, the range of estimated potential charges set forth above does not take into account any potential assessment for recapitalization of the Savings Association Insurance Fund discussed below under the heading " - - Earnings Considerations Relating to Potential Special Regulatory Assessments."


         To the extent that UPC's recognition of these acquisition related charges are contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes. This range of potential charges is based on currently available information as well as preliminary estimates and is subject to change. The range is provided as a preliminary estimate of the significant charges which may in the aggregate be required and should be viewed accordingly. These charges are not reflected in the pro forma consolidated financial statements.


         Earnings Considerations Relating to Potential Special Regulatory Assessment. There are several proposals currently under consideration by the U.S. Congress, the purpose of which is to provide additional financing for the Savings Association Insurance Fund ("SAIF") and to provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier Congressional efforts to support the then failing thrift industry. A common feature of these proposals is a one-time special assessment of from 85 to 90 basis points on all deposits insured by the SAIF ($0.85 to $0.90 per $100 of covered deposits) ("SAIF Insured Deposits"). All SAIF Insured Deposits may not be subject to an assessment at the 85 to 90 basis point level. Those SAIF Insured Deposits which were acquired by banks in so-called Oakar transactions ("Oakar Deposits") may be assessed at a lower rate, possibly 66 basis points. In addition to the special assessment on SAIF Insured Deposits, the proposals also contemplate annual assessments on deposits which are insured by the Bank Insurance Fund ("BIF") ("BIF Deposits"). The assessment on BIF Deposits would be for the purpose of providing financial support to pay approximately $600 million annually in interest on the FICO bonds until they mature in 2017. It is unknown at this time what the assessment level will be on BIF Deposits, but it is believed the assessment will be in the 7 to 10 basis point range annually. The proposals generally provide that such assessments will reduce the paying institution's taxable income. At March 31, 1996, UPC's Banking Subsidiaries held approximately $1.4 billion in SAIF Insured Deposits, approximately $1.0 billion of which are Oakar Deposits. At March 31, 1996, Valley Federal held approximately $104 million in SAIF Insured Deposits. If all recently completed and pending acquisitions had been consummated by March 31, 1996, then UPC's subsidiaries would have held approximately $3.2 billion in SAIF Insured Deposits, approximately $1.0 billion of which would have been Oakar Deposits, assuming the savings associations to be acquired (Leader Federal, Valley Federal and Franklin Federal) had not been merged into other UPC Bank Subsidiaries. Should the proposed legislation be adopted at levels indicated, both UPC and Valley Federal, as well as all other financial institutions with insured deposits, would be required to take significant charges in relation to these special assessments. These proposals to recapitalize the SAIF have not passed and are under strict criticism by the banking industry. It is questionable whether any such legislation will actually pass in 1996, but UPC does expect some form of legislation to be passed in the near future relative to the recapitalization of the SAIF and that such legislation will provide for special assessments at or above the levels discussed above against both SAIF Insured Deposits and BIF Deposits.

         A number of other related proposals are also under consideration relating to the elimination of the thrift charter and the conversion of all federally-chartered thrifts to state-chartered banks or national banks, the merger of the OTS into the OCC, and the recapture of the post-1987 thrift debt reserves. It is not expected that any such proposals, if adopted in their current form, would have a material impact on UPC, either before and after considering the pending acquisitions. See "CERTAIN REGULATORY CONSIDERATIONS."

EQUIVALENT AND PRO FORMA PER SHARE DATA

         The following table presents selected, comparative, unaudited per share data for: (i) UPC Common Stock and Valley Federal Common Stock on an historical basis; (ii) UPC Common Stock on a pro forma basis including all Recently Completed Acquisitions as well as Pending Acquisitions, including Valley Federal; and (iii) Valley Federal Common Stock on an equivalent pro forma basis, for the periods indicated. Separate pro forma and equivalent pro forma per share data is not presented separately for Valley Federal because it would not be significantly different from UPC's results.


         The pro forma data for 1995 reflects the assumed acquisition of all Recently Completed Acquisitions and all Pending Acquisitions, including
Valley Federal, as of January 1, 1995. The pro forma data for 1994 and 1993 reflects only the assumed acquisition of Leader because the other Pending and Recently Completed Acquisitions are not considered significant to UPC. Leader constitutes a significant subsidiary which management considers probable and is expected to be accounted for as a pooling of interests. Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996 for information regarding the Leader acquisition and pro forma financial statements which are incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


         The pro forma information is not necessarily indicative of the results of the future operations of either UPC, Valley Federal, the Recently Completed Acquisitions or the Pending Acquisitions or the actual results that would have occurred had the Valley Federal Merger been consummated January 1, 1995. The information is derived from and should be read in conjunction with, the historical consolidated financial statements of UPC (including related notes thereto) which are incorporated by reference, the historical consolidated financial statements of Valley Federal (including related notes thereto) which are included herein, the historical financial statements of Leader, a significant probable Pending Acquisition, (including related notes thereto) which are incorporated by reference, and the pro forma consolidated financial statements (including related notes thereto) which are incorporated by reference herein.

                           UNION PLANTERS CORPORATION
              HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

                                                                     Three Months
                                                                         Ended
                                                                       March 31,       Years Ended December 31,
                                                                     ------------    ----------------------------
                                                                         1996        1995         1994       1993
                                                                     ------------    ----------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM
  AND ACCOUNTING CHANGES

  UPC
    Primary                                                             $0.82        $2.82        $1.28      $2.24
    Fully diluted                                                        0.78         2.70         1.28       2.18

  Valley Federal
    Common share                                                         0.19         0.25         2.48       2.42

  UPC pro forma (all Recently Completed and
    Pending Acquisitions and Valley Federal) (2)
    Primary                                                              0.79         2.65         1.52       2.17
    Fully diluted                                                        0.76         2.57         1.52       2.11

  Valley Federal equivalent pro forma (all Recently Completed and Pending Acquisitions and Valley Federal) (1)
    Primary                                                              0.87         2.91         1.67       2.38
    Fully diluted                                                        0.83         2.82         1.66       2.32

CASH DIVIDENDS PER SHARE

  UPC                                                                    0.27         0.98         0.88       0.72

  Valley Federal                                                            -         0.60         0.60       0.50

  Valley Federal equivalent pro forma (1)                                0.30         1.08         0.97       0.79


                                                                                 Three Months
                                                                                     Ended
                                                                                   March 31,   December 31,
                                                                                     1996         1995
                                                                                 ------------  ------------
BOOK VALUE PER COMMON SHARE

  UPC                                                                               $19.76       $19.24

  Valley Federal                                                                     26.15        26.25

  UPC pro forma (all Recently Completed and
    Pending Acquisitions and Valley Federal) (2)                                     19.32        18.63

  Valley Federal pro forma equivalent (all Recently Completed
    and Pending Acquisitions and Valley Federal) (1)                                 21.20        20.45

- ---------------------------

(1) The equivalent pro forma per share data for Valley Federal are computed by multiplying UPC's pro forma information by 1.0976, the Exchange Ratio.
(2) See also, "-- Recent Developments Affecting UPC."

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


         The following tables contain unaudited pro forma consolidated condensed financial statements including a balance sheet at March 31, 1996, and statements of earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1993. These statements present on a pro forma basis historical results for (i) UPC for all periods, (ii) UPC and Leader for all periods, and (iii) UPC, Leader, Valley Federal, the Recently Completed Acquisitions and all other Pending Acquisitions, as of March 31, 1996, and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995.

         UPC has entered into a definitive agreement to acquire Leader, a $3.2 billion savings and loan holding company and its subsidiary Leader Federal Bank for Savings, Memphis, Tennessee, in a transaction which is expected to be accounted for using the pooling of interests method of accounting. Since this Pending Acquisition is a significant acquisition, financial information will be restated for all periods presented. Reference is made to "Recent Developments Affecting UPC -- Pending Acquisitions" and UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996 for
additional information regarding the Leader transaction.

         The unaudited pro forma consolidated condensed financial statements also reflect UPC's Recently Completed Acquisitions: (i) First Bancshares of Eastern Arkansas, Inc., and its subsidiary, First National Bank of West Memphis, Arkansas, with total assets of $60 million and (ii) First Bancshares of N.E. Arkansas, Inc., and its subsidiary, First National Bank of Osceola, Arkansas, with total assets of $62 million. Both acquisitions were accounted for using the purchase method of accounting. Additionally, these statements reflect UPC's Pending Acquisitions: (i) Valley Federal (ii) Eastern National Bank, a $286 million bank located in Miami, Florida, which is expected to be accounted for using the purchase method of accounting; (iii) Franklin Financial Group, Inc., in Morristown, Tennessee, a savings and loan holding company and its subsidiary, Franklin Federal Savings Bank, with total assets of $137 million which is expected to be accounted for using the pooling of interests method of accounting; and (iv) BancAlabama, Inc., Huntsville, Alabama, a bank holding company and its subsidiary BankAlabama-Huntsville, with total assets of $98 million, which is expected to be accounted for using the pooling of interests method of accounting.

         The operating results for Valley Federal and Franklin Financial Group, Inc., included in the unaudited pro forma statement of earnings have been converted from their respective fiscal year end (September 30) to UPC's fiscal year (December 31) by adding their respective first quarter operating results for the current year and subtracting first quarter operating results for the previous year.

         The Recently Completed Acquisitions and the Pending Acquisitions, with the exception of the Leader transaction, are not considered significant to UPC from a financial statement presentation standpoint. Therefore, the finanical information for the transactions expected to be accounted for using the pooling of interests method of accounting will be restated only for the current period.

         The unaudited pro forma consolidated condensed financial statements include adjustments necessary to record the entities that have been or are expected to be acquired using the purchase method of accounting. Eliminations have been significant intercompany transactions.

         The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the consolidated historical financial statements of UPC which are incorporated by reference herein, and of Valley Federal which are included in this Proxy Statement/Prospectus, and in conjunction with the information presented in UPC's Current Reports on Form 8-K dated March 8, 1996; April 1, 1996, May 21, 1996 and May 22, 1996, which are incorporated by reference herein. Pro forma results are not necessarily indicative of future operating results. Certain nonrecurring charges as discussed in "--Recent Developments Affecting UPC -- Earnings Considerations Related to Pending Acquisitions" have not been included in the unaudited pro forma consolidated financial statements. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
MARCH 31, 1996
(Dollars in thousands)

                                                                                       UPC AND
                                                                                       RECENTLY
                                                                          UPC         COMPLETED
                                                                          AND        AND PENDING
                                                            UPC          LEADER      ACQUISITIONS
                                                        -----------   -----------    ------------
ASSETS
  Cash and due from banks                               $   475,211   $   504,180     $   529,275
  Interest-bearing deposits at financial
    institutions                                              3,820         4,279           4,968
  Federal funds sold and securities
    purchased under agreements to resell                    182,199       275,199         295,593
  Trading account assets                                    134,926       134,926         134,926
  Loans held for resale                                      91,007       121,146         121,146
  Available for sale securities, at fair value            2,951,092     3,707,083       3,830,916
  Loans                                                   7,123,637     9,200,349       9,632,384
    Less:  Unearned income                                  (31,900)      (41,041)        (42,617)
           Allowance for losses on loans                   (136,277)     (159,404)       (163,573)
                                                        -----------   -----------     -----------
        Net loans                                         6,955,460     8,999,904       9,426,194

  Premises and equipment                                    229,725       248,999         268,903
  Accrued interest receivable                               100,811       175,219         179,396
  Goodwill and other intangibles                             62,141        62,141          70,877
  Other assets                                              182,290       314,425         320,749
                                                        -----------   -----------     -----------
        Total assets                                    $11,368,682   $14,547,501     $15,182,943
                                                        ===========   ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits
    Noninterest-bearing                                  $1,364,399   $ 1,565,921     $ 1,629,387
    Certificates of deposit of $100,000
      and over                                              784,327       944,410       1,012,358
    Other interest-bearing                                7,374,150     8,595,236       9,020,196
                                                        -----------   -----------     -----------
        Total deposits                                    9,522,876    11,105,567      11,661,941

  Short-term borrowings                                     236,220       825,340         832,433
  FHLB advances                                             256,178       836,756         847,610
  Long-term debt                                            216,288       228,470         242,304
  Accrued interest, expenses, and taxes                     104,846       142,704         145,987
  Other liabilities                                          39,409       159,621         162,835
                                                        -----------   -----------     -----------
        Total liabilities                                10,375,817    13,298,458      13,893,110
                                                        -----------   -----------     -----------
  Shareholders' equity
    Preferred stock
      Convertible                                            91,810        91,810          98,262
      Nonconvertible                                              0             0               0
    Common stock                                            228,012       303,682         308,445
    Additional paid-in capital                              117,044       129,217         149,030
    Net unrealized gain (loss) on available
      for sale securities                                    19,145        27,500          27,164
    Retained earnings                                       536,854       696,834         706,932
    Treasury stock                                                0             0              0
                                                        -----------   -----------     -----------
        Total shareholders' equity                          992,865     1,249,043       1,289,833
                                                        -----------   -----------     -----------
        Total liabilities and
          shareholders' equity                          $11,368,682   $14,547,501     $15,182,943
                                                        ===========   ===========     ===========

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31, 1996
(Dollars in thousands, except per share data)

                                                                                                  UPC AND
                                                                                                  RECENTLY
                                                                                      UPC        COMPLETED
                                                                                      AND       AND PENDING
                                                                       UPC           LEADER     ACQUISITIONS
                                                                  -------------  ------------- --------------
Interest income
  Interest and fees on loans                                      $   164,033   $    210,344   $      220,679
  Interest on investment securities
    Taxable                                                            35,735         49,546           51,575
    Tax-exempt                                                          7,550          7,666            7,666
  Interest on deposits at financial institutions                           57             62               91
  Interest on federal funds sold and securities
    purchased under agreements to resell                                4,818          6,169            6,328
  Interest on trading account assets                                    2,387          2,387            2,387
  Interest on loans held for resale                                     1,427          1,793            1,793
                                                                  -----------   ------------   --------------
      Total interest income                                           216,007        277,967          290,519
                                                                  -----------   ------------   --------------
Interest expense
  Interest on deposits                                                 89,994        108,919          114,310
  Interest on short-term borrowings                                     2,934         11,303           11,353
  Interest on FHLB advances and long-term debt                          7,606         16,065           16,527
                                                                  -----------   ------------   --------------
      Total interest expense                                          100,534        136,287          142,190
                                                                  -----------   ------------   --------------
      Net interest income                                             115,473        141,680          148,329
Provision for losses on loans                                           7,981          9,492            9,962
                                                                  -----------   ------------   --------------
      Net interest income after provision
        for losses on loans                                           107,492        132,188          138,367

Noninterest income
  Service charges on deposit accounts                                  16,641         17,770           18,410
  Bank card income                                                      5,159          5,389            5,389
  Mortgage servicing income                                             2,443          8,043            8,073
  Trust service income                                                  2,290          2,290            2,290
  Profits and commissions from trading activities                       2,207          2,207            2,207
  Investment securities gains (losses)                                     60             60               57
  Other income                                                         11,397         13,186           13,930
                                                                  -----------   ------------   --------------
      Total noninterest income                                         40,197         48,945           50,356
                                                                  -----------   ------------   --------------
Noninterest expense
  Salaries and employee benefits                                       43,428         50,577           53,286
  Net occupancy expense                                                 6,816          7,645            8,465
  Equipment expense                                                     7,260          8,375            8,375
  Other expense                                                        31,648         38,160           40,144
                                                                  -----------   ------------   --------------
      Total noninterest expense                                        89,152        104,757          110,270
                                                                  -----------   ------------   --------------
      Earnings before income taxes                                     58,537         76,376           78,453
Applicable income taxes                                                19,393         25,772           26,669
                                                                  -----------   ------------   --------------
      Net earnings                                                $    39,144   $     50,604   $       51,784
                                                                  ===========   ============   ==============


Earnings per common share
  Primary                                                         $      0.82   $       0.79   $         0.79
  Fully diluted                                                          0.78           0.76             0.76
Weighted average shares outstanding
  (in thousands)
  Primary                                                              45,752         61,494           62,994
  Fully diluted                                                        50,463         66,258           68,081

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
(Dollars in thousands, except per share data)


                                                                                                                       UPC AND
                                                                                                                       RECENTLY
                                                                                                 UPC                  COMPLETED
                                                                                                 AND                 AND PENDING
                                                                       UPC                     LEADER                ACQUISITIONS
                                                                     --------                ----------              ------------
   Interest and fees on loans                                        $636,769                $  804,420               $  853,145
   Interest on investment securities
       Taxable                                                        137,453                   177,272                  188,736
       Tax-exempt                                                      31,816                    32,313                   32,576
   Interest on deposits at financial institutions                       1,910                     1,936                    2,067
   Interest on federal funds sold and securities
       purchased under agreements to resell                            12,095                    17,041                   17,503
   Interest on trading account assets                                  12,774                    12,774                   12,774
   Interest on loans held for resale                                    3,865                     5,318                    5,318
                                                                     --------                ----------               ----------
       Total interest income                                          836,682                 1,051,074                1,112,119
                                                                     --------                ----------               ----------
Interest expense
   Interest on deposits                                               347,859                   422,360                  449,182
   Interest on short-term borrowings                                   12,825                    33,856                   34,076
   Interest on FHLB advances and long-term debt                        28,567                    58,917                   61,949
                                                                     --------                ----------               ----------
       Total interest expense                                         389,251                   515,133                  545,207
                                                                     --------                ----------               ----------
       Net interest income                                            447,431                   535,941                  566,912
Provision for losses on loans                                          22,231                    27,381                   30,898
                                                                     --------                ----------               ----------
   Net interest income after provision
           for losses on loans                                        425,200                   508,560                  536,014

Noninterest income
   Service charges on deposit accounts                                 71,611                    75,694                   79,583
   Bank card income                                                    20,103                    20,740                   20,740
   Mortgage servicing income                                            9,835                    36,645                   36,645
   Trust service income                                                 8,010                     8,010                    8,010
   Profits and commissions from trading activities                     10,441                    10,441                   10,441
   Investment securities gains                                            476                       409                      373
   Other income                                                        37,176                    42,110                   45,485
                                                                     --------                ----------               ----------
       Total noninterest income                                       157,652                   194,049                  201,277
                                                                     --------                ----------               ----------
Noninterest expense
   Salaries and employee benefits                                     171,325                   197,855                  212,104
   Net occupancy expense                                               27,192                    30,447                   34,044
   Equipment expense                                                   30,156                    34,405                   34,405
   Other expense                                                      153,491                   180,498                  193,512
                                                                     --------                ----------               ----------
       Total noninterest expense                                      382,164                   443,205                  474,065
                                                                     --------                ----------               ----------
       Earnings before income taxes                                   200,688                   259,404                  263,226
   Applicable income taxes                                             65,286                    86,649                   89,467
                                                                     --------                ----------               ----------
       Net Earnings                                                  $135,402                $  172,755               $  173,759
                                                                     ========                ==========               ==========
Earnings per common share
   Primary                                                           $   2.82                $     2.72               $     2.65
   Fully diluted                                                         2.70                      2.64                     2.57
Weighted average shares outstanding
   (in thousands)
     Primary                                                           45,008                    60,384                   61,879
     Fully diluted                                                     49,618                    64,994                   67,053


UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
(Dollars in thousands, except per share data)

                                                                                           UPC
                                                                                           AND
                                                                           UPC            LEADER
                                                                        --------         --------
  Interest and fees on loans                                            $517,032         $644,690
  Interest on investment securities
    Taxable                                                              162,012          193,276
    Tax-exempt                                                            32,999           33,415
  Interest on deposits at financial institutions                             734              748
  Interest on federal funds sold and securities
    purchased under agreements to resell                                   4,472            6,862
  Interest on trading account assets                                       9,143            9,143
  Interest on loans held for resale                                        1,573            2,396
                                                                        --------         --------
      Total interest income                                              727,965          890,530
                                                                        --------         --------
Interest expense
  Interest on deposits                                                   262,572          317,721
  Interest on short-term borrowings                                       21,300           28,277
  Interest on FHLB advances and long-term debt                            20,979           38,927
                                                                        --------         --------
      Total interest expense                                             304,851          384,925
                                                                        --------         --------
      Net interest income                                                423,114          505,605
Provision for losses on loans                                              4,894            9,661
                                                                        --------         --------
      Net interest income after provision
        for losses on loans                                              418,220          495,944

Noninterest income
  Service charges on deposit accounts                                     55,551           59,564
  Bank card income                                                        10,953           11,386
  Mortgage servicing income                                                9,621           31,060
  Trust service income                                                     7,990            7,990
  Profits and commissions from trading activities                          6,639            6,639
  Investment securities losses                                           (20,298)         (22,515)
  Other income                                                            30,349           42,365
                                                                        --------         --------
      Total noninterest income                                           100,805          136,489
                                                                        --------         --------
Noninterest expense
  Salaries and employee benefits                                         175,218          201,532
  Net occupancy expense                                                   28,041           31,638
  Equipment expense                                                       28,698           32,618
  Other expense                                                          195,740          221,048
                                                                        --------         --------
      Total noninterest expense                                          427,697          486,836
                                                                        --------         --------
      Earnings before income taxes                                        91,328          145,597
Applicable income taxes                                                   25,467           45,174
                                                                        --------         --------
      Net earnings                                                      $ 65,861         $100,423
                                                                        ========         ========
Earnings per common share
  Primary                                                               $   1.28         $   1.52
  Fully diluted                                                             1.28             1.52
Weighted average shares outstanding
  (in thousands)
  Primary                                                                 43,741           59,587
  Fully diluted                                                           44,083           59,929

UNION PLANTERS CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1993
(Dollars in thousands, except per share data)

                                                                                       UPC
                                                                                       AND
                                                                        UPC           LEADER
                                                                     --------        --------
  Interest and fees on loans                                         $425,967        $531,417
  Interest on investment securities
    Taxable                                                           157,403         186,966
    Tax-exempt                                                         30,507          30,596
  Interest on deposits at financial institutions                        1,862           1,884
  Interest on federal funds sold and securities
    purchased under agreements to resell                                6,175           8,569
  Interest on trading account assets                                    6,194           6,194
  Interest on loans held for resale                                     7,438           8,163
                                                                     --------        --------
      Total interest income                                           635,546         773,789
                                                                     --------        --------
Interest expense
  Interest on deposits                                                238,019         298,312
  Interest on short-term borrowings                                     8,203           8,203
  Interest on FHLB advances and long-term debt                         14,291          27,984
                                                                     --------        --------
      Total interest expense                                          260,513         334,499
                                                                     --------        --------
      Net interest income                                             375,033         439,290
Provision for losses on loans                                          17,950          22,660
                                                                     --------        --------
      Net interest income after provision
        for losses on loans                                           357,083         416,630

Noninterest income
  Service charges on deposit accounts                                  49,490          53,723
  Bank card income                                                     10,393          10,884
  Mortgage servicing income                                             9,595          28,266
  Trust service income                                                  7,643           7,643
  Profits and commissions from trading activities                      13,787          13,787
  Investment securities gains                                           4,506           3,508
  Other income                                                         32,148          39,951
                                                                     --------        --------
      Total noninterest income                                        127,562         157,762
                                                                     --------        --------
Noninterest expense
  Salaries and employee benefits                                      163,711         186,703
  Net occupancy expense                                                25,393          28,476
  Equipment expense                                                    25,989          30,345
  Other expense                                                       131,357         163,364
                                                                     --------        --------
      Total noninterest expense                                       346,450         408,888
                                                                     --------        --------
      Earnings before income taxes, extraordinary
        items, and accounting changes                                 138,195         165,504
Applicable income taxes                                                41,168          51,864
                                                                     --------        --------
      Earnings before extraordinary items
        and accounting changes                                       $ 97,027        $113,640
                                                                     ========        ========
Earnings per common share before extraordinary items
  and accounting changes (1)
    Primary                                                          $   2.24        $   2.17
    Fully diluted                                                        2.18            2.11
Weighted average shares outstanding
  (in thosands)
    Primary                                                            38,914          43,192
    Fully diluted                                                      43,144          47,422
- ---------------------

(1) - Leader was organized on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings and subsidiaries, from a federal mutual savings bank to a federally-chartered capital stock savings bank. Accordingly, the calculation of pro forma earnings per share on a pooled basis is based on Leader's fourth quarter net income since the stock conversion occured on September 30, 1993.

                              THE SPECIAL MEETING

TIME AND PLACE OF SPECIAL MEETING; SOLICITATION OF PROXIES; REVOCATION


         Each copy of this Proxy Statement-Prospectus being mailed to Valley Federal Shareholders on the Record Date is accompanied by a Proxy Card furnished in connection with the Valley Federal Board's solicitation of proxies for use at the Special Meeting and at any adjournments or postponements thereof. The Special Meeting is scheduled to be held at 2:00 p.m., Central Daylight Time on Thursday, July 11, 1996, at the main office of Valley Federal, 501 North Montgomery Avenue, Sheffield, Alabama. Only Valley Federal Shareholders at the close of business on May 23, 1996, are entitled to receive notice of and to vote at the Special Meeting. At the Special Meeting, Valley Federal Shareholders will consider and vote upon a proposal to approve the Combination Agreement and the Merger. If no contrary instructions are indicated on the Proxy Card, the Proxy will be voted FOR the approval of the Combination Agreement and the Merger. If other matters properly come before the Special Meeting, the Proxy will be voted by the persons named therein as determined by a majority of Valley Federal's Board of Directors. Valley Federal's management is not aware of any other matters to be acted upon at the Special Meeting.


         VALLEY FEDERAL SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND TO RETURN IT PROMPTLY TO VALLEY FEDERAL IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. FAILURE TO RETURN YOUR PROPERLY EXECUTED PROXY CARD OR FAILURE TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL OF THE COMBINATION AGREEMENT AND THE MERGER. VALLEY FEDERAL SHAREHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

         Any Valley Federal Shareholder who has executed and delivered a Proxy Card may nevertheless revoke it at any time before it is voted by attending the Special Meeting and voting in person at the Special Meeting or by giving notice of revocation in writing, or by submitting a signed Proxy Card bearing a later date to Valley Federal Savings Bank, 501 North Montgomery Avenue, Sheffield, Alabama, Attention: Martha P. Smith, Secretary, provided such notice or later dated Proxy Card is actually received by Valley Federal before the vote of Valley Federal Shareholders has been taken.

         In addition to solicitation of proxies from Valley Federal Shareholders by use of the mail, proxies also may be solicited by personal interview, telephone and facsimile by directors, officers and employees of Valley Federal who will not be specifically compensated for such services. It is expected that banks, brokerage houses, and other institutions, nominees or fiduciaries will be requested to forward the soliciting materials to their principals and obtain authorization for the execution of proxies. All costs of soliciting proxies, assembling and mailing the Proxy Statement-Prospectus, all papers which now accompany or hereafter may supplement the same, as well as reasonable out-of-pocket expenses incurred by such banks, brokerage houses, and other institutions, nominees or fiduciaries for forwarding proxy materials to and obtaining proxies from their principals, will be borne by Valley Federal; provided, however, that UPC will pay all Commission filing fees and other regulatory filing fees incurred in connection with the Merger and the costs of printing the Proxy Statement-Prospectus.

VOTES REQUIRED

         The affirmative votes of the holders of at least two-thirds (2/3) of the outstanding shares of Valley Federal Common Stock entitled to vote at the Special Meeting are required in order to approve the Combination Agreement and the Merger. As of the Record Date, there were 366,860 shares of Valley Federal Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote.

         The Valley Federal directors and executive officers held beneficially as of the Record Date 101,011 shares or approximately 27.5% of the outstanding shares of Valley Federal Common Stock. It is expected that substantially all of such shares will be voted "FOR" approval of the Combination Agreement and the Merger. Assuming all 101,011 of the shares of Valley Federal Common Stock held beneficially by Valley Federal directors and executive officers are voted "FOR" approval of the Combination Agreement and the Merger, then 143,562 (54%) of the remaining 265,849 shares of Valley Federal Common Stock outstanding must be voted "FOR" the Combination Agreement and the Merger in order to achieve the two-thirds shareholder approval required.

VOTING

         Only the holders of record of Valley Federal Common Stock as of the close of business on the Record Date are entitled to vote either in person or by proxy at the Special Meeting and any adjournments thereof. At the close of business on the Record Date, 366,860 shares of Valley Federal Common Stock were issued and outstanding.

         A majority of the outstanding shares of Valley Federal Common Stock present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will be treated as shares that are present at the Special Meeting for purposes of determining the presence of a quorum for the transaction of business at the Special Meeting.

         The proposal to approve the Combination Agreement and the Merger requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Valley Federal Common Stock as of the Record Date. Therefore, failure to return a properly executed Proxy Card or to vote in person at the Special Meeting, abstentions and broker non-votes, will have the same effect as a vote against approval of the Combination Agreement and the Merger.

RECOMMENDATION

         For the reasons described below, the Valley Federal Board has adopted and approved the Combination Agreement and the Merger and believes that the Merger is in the best interest of Valley Federal and the Valley Federal Shareholders and recommends that the Valley Federal Shareholders vote "FOR" the approval of the Combination Agreement and the Merger.

                                   THE MERGER

         The following information concerning the Merger, insofar as it relates to matters contained in the Combination Agreement, is qualified in its entirety by reference to the Combination Agreement which is annexed hereto as Appendix A and is incorporated herein by reference. Valley Federal Shareholders are urged to read carefully the Combination Agreement.

BACKGROUND OF THE MERGER

         From time to time Valley Federal has been contacted informally by various financial institutions regarding a possible affiliation. Generally such contacts were confined to one meeting and no further expression of interest or discussions occurred.

         Valley Federal was first contacted by UPC in June 1994, at which time Benjamin W. Rawlins, Jr., Chairman of UPC, and Jackson W. Moore, President of UPC, met with the Board of Directors of Valley Federal and expressed their interest in a possible affiliation with Valley Federal.

         In September 1994, at its regular monthly meeting, the Board of Directors of Valley Federal reviewed the contacts recently received from interested acquirors. Based on the frequency of such occurrences, the Board of Directors directed management to contact legal counsel and a consulting firm which had previously assisted in Valley Federal's strategic planning process, and request that those parties, in conjunction with management and the Board of Directors, undertake a preliminary review of Valley Federal's strategic alternatives to enhance shareholder value. The consulting firm prepared a report outlining key considerations to be considered by Valley Federal in connection with a sale of control of Valley Federal and included a comparative analysis of five major bank holding companies that had undertaken a number of acquisitions in Alabama and other southern states. This analysis was presented to the Board of Directors in late September 1994. The Board of Directors authorized management to continue consultation with legal counsel and appropriate financial advisors as necessary.

         Valley Federal continued to receive sporadic contacts from various financial institutions. In March 1995, after a meeting and presentation to the Board of Directors, the Board of Directors engaged Trident, a firm experienced in the analysis and evaluation of financial institutions, to assist the Board of Directors in considering strategies to maximize shareholder value. Specifically, Trident was requested to perform a comparative analysis of (i) the value of Valley Federal as an independent entity, (ii) Valley Federal's current acquisition value, and (iii) the effect that Valley Federal's future financial condition and operating results would be expected to have on its stock price and future acquisition value. If appropriate, Trident was requested to formulate a list of potential acquirors.

         In light of the frequent inquiries and the Board's engagement of Trident, the Board of Directors appointed a Special Committee of the Board of Directors in May 1995 for the purpose of facilitating the resolution of issues that could arise in connection with an acquisition proposal. The Special Committee consisted of Messrs. Robbins, Estes and Anderson.

         At a Special Meeting of the Board of Directors in June 1995, Trident presented its report to the Board of Directors. The report (i) assessed the strengths and weaknesses of Valley Federal, (ii) identified positive and negative trends in Valley Federal's current operating environment, (iii) projected Valley Federal's future financial condition and results of operations over a six year time horizon, (iv) marked Valley Federal's assets and liabilities to their then-current market values, (v) compared the current acquisition value of Valley Federal versus the present value of the estimated future acquisition value of Valley Federal assuming Valley Federal continued to operate independently for some period of time, and (vi) analyzed potential acquisition partners. Trident estimated the then-current acquisition value of Valley Federal to be in the range of $34.00 to $37.00 per share.

         In light of the information and analyses prepared by Trident, the Board of Directors evaluated the options available to Valley Federal and the question of whether Valley Federal should continue as an independent entity or instead solicit indications of interest from other financial institutions regarding a possible affiliation. The Board of Directors expressed confidence in Valley Federal's business plan and Valley Federal's future as a going concern. However, based upon the estimated future earnings for Valley Federal and the future acquisition value of Valley Federal (as discounted to present value), the Board concluded that it would be appropriate to consider alternatives to remaining independent and also determined to solicit indications of interest in a possible affiliation with Valley Federal. Trident was directed by the Board of Directors to prepare a confidential information memorandum (the "Information Memorandum") for distribution to potential acquirors. The Board of Directors selected six financial institution holding companies, including UPC, to be contacted by representatives of Trident to determine their interest in a possible acquisition of Valley Federal. These institutions either had previously informally expressed an interest in discussing an affiliation with Valley Federal or had been identified by Trident as potentially interested parties. In July 1995, management of Valley Federal reviewed and approved the Information Memorandum and, upon obtaining executed confidentiality and standstill agreements from each of the six prospective acquirors, Trident forwarded an Information Memorandum to each of the parties. Three of the six companies, including UPC, indicated an interest in making a proposal to affiliate with Valley Federal.

         On August 24, 1995, the Board of Directors held a special meeting, also attended by legal counsel and representatives of Trident, to review the terms of the three indications of interest which had been received as well as background information on all three parties prepared by Trident. The Board of Directors discussed each of the three proposals and authorized Trident to pursue further discussions with the two potentially interested parties offering the highest valuations and other more favorable terms. Both of these parties, which included UPC, were invited to conduct off-site due diligence and to submit a revised indication of interest containing their best offer as well as more detailed information on other terms of their respective initial indications of interest.

         On September 12, 1995, the Board of Directors met to discuss the terms of the two offers that had been received from UPC and the other potentially interested party (the "Other Interested Party"). Representatives of Trident and legal counsel were also present at the meeting. Trident discussed with the Board of Directors each of the two revised proposals, including an analysis of each proposal prepared by Trident and distributed to the Board in advance of the meeting. Both proposals were for all stock transactions and included a fixed exchange ratio although UPC's exchange ratio was to be fixed at a later date than the proposal of the Other Interested Party. The proposal from UPC was for a price of $37.50 with the precise exchange ratio to be fixed on the date a definitive agreement was signed based on the closing sales price for the UPC common stock. The UPC proposal represented 141.4% of Valley Federal's book value on a per share basis, a price/earnings ratio of 26.4 times and a 4.8% premium over tangible book value as a percentage of deposits. The proposal from the Other Interested Party was for a fixed exchange ratio of shares of common stock for each share of Valley Federal's common stock. Based on the closing sales price of the Other Interested Party's common stock at that time, this proposal was valued at $35.89 per share and represented 135.3% of book value on a per share basis, a price/earnings ratio of 25.3 times and a 4.1% premium over tangible
book value as a percentage of deposits.   Based on the then-market price for
each of the two parties' common stock, UPC's offer exceeded the offer of the Other Interested Party by $1.61 per share. Additionally, it was expected that the UPC best and final offer would likely result in a greater degree of local autonomy than would an affiliation with the Other Interested Party. Based upon these factors, the Board of Directors authorized management to enter into the negotiation of a definitive agreement with UPC. Discussions continued with UPC through September and October 1995 as the parties worked towards a definitive agreement.

         On November 1, 1995, the Board of Directors held a special meeting at which the terms of the proposed agreement and the related Plan of Combination and Letter Agreement were reviewed. Legal counsel was present at this meeting, and representatives of Trident participated by teleconference. The Board of Directors also reviewed updated due diligence information regarding UPC which had been compiled by Trident. Trident rendered its opinion to the Board of Directors that the proposed transaction was fair to the Valley Federal Shareholders from a financial point of view. The Board of Directors unanimously approved the execution of the definitive Combination Agreement, Plan of Combination and Letter Agreement.

         In early April 1996, management of Valley Federal determined that it had understated its accrual of interest payable and interest expense on certain certificates of deposit, thereby resulting in an underreporting of interest expense for certain prior periods. As a result, it was determined that Valley Federal would be required to restate its financial statements for the fiscal years ended September 30, 1995 and 1994 and the quarters ended December 31, 1995 and 1994. In accordance with the terms of the Combination Agreement, Valley Federal notified UPC of the restatement. UPC informed Valley Federal that, due to the reduction in earnings and stockholders' equity resulting from the restatement, the Exchange Ratio set forth in the Combination Agreement should be reduced. On April 10, 1996, the Board of Directors of Valley Federal met to discuss the restatement and the proposal by UPC to reduce the Exchange Ratio to 1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock. Valley Federal's legal counsel and representatives of Trident participated in this meeting by teleconference. Trident informed the Board that it was able to render its opinion that the proposed transaction, as amended, was fair to the Valley Federal Shareholders from a financial point of view. All members of the Board of Directors present at this meeting approved the amendment to the Combination Agreement. One director was absent due to a prior commitment. Valley Federal, UPC and Interim executed the amendment on April 11, 1996.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

         The Board of Directors of Valley Federal has determined that the Merger is in the best interests of Valley Federal and its shareholders. In evaluating the Agreement, the Board of Directors, with the assistance of legal counsel and Trident, considered a variety of factors including: (i) the value being offered to shareholders by UPC in relation to the market value, book value and earnings per share of Valley Federal's common stock; (ii) information concerning the financial condition, results of operations and prospects of UPC and Valley Federal, including the long term equity growth potential of Valley Federal as compared to UPC; (iii) the competitive environment for financial institutions generally; (iv) the compatibility of the respective business management philosophies of Valley Federal and UPC; (v) UPC's ability to provide comprehensive financial services in Valley Federal's market; (vi) the financial terms of other recent business combinations in the local financial services industry; (vii) UPC's financial resources to serve the lending and deposit needs of the local communities served by Valley Federal, thereby enhancing the related long term customer service potential for Valley Federal's customer service base; (viii) the opinion of Trident that the consideration to be received by Valley Federal Shareholders is fair from a financial point of view; and (ix) the financial effect on Valley Federal Shareholders of Valley Federal's continued independence as compared to the benefits of the proposed transaction.

         THE BOARD OF DIRECTORS OF VALLEY FEDERAL UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF VALLEY FEDERAL COMMON STOCK VOTE "FOR" APPROVAL OF THE COMBINATION AGREEMENT AND THE MERGER.

FAIRNESS OPINION OF FINANCIAL ADVISOR

         Valley Federal retained Trident to act as its financial advisor and to render a fairness opinion (the "Opinion") in connection with the Merger. As part of its engagement, Trident performed an evaluation analysis of Valley Federal in an acquisition context. On June 6, 1995, Trident presented its valuation report (the "Valuation Report") to Valley Federal's Board of Directors.

         On November 1, 1995, Trident met with Valley Federal's Board of Directors to review the purposed terms of the Combination Agreement and the Merger. At that time, Trident presented a report (the "Merger Analysis and Due Diligence Report") to Valley Federal's Board of Directors summarizing the financial terms of the Merger and providing updated market information with respect to thrift mergers and acquisitions. Trident also compared UPC's offer to the valuation of Valley Federal set forth in the Valuation Report and analyzed the advantages and disadvantages of the Merger. Trident further reported on its financial analysis and on-site due diligence examination of UPC. In addition, Trident rendered its written opinion to Valley Federal's Board of Directors to the effect that, as of that date, the consideration to be received by Valley Federal's shareholders pursuant to the Combination Agreement was fair to them from a financial point of view.

         Trident also met with the Board of Directors of Valley Federal via teleconference on April 10, 1996 to provide its opinion that the consideration to be received by Valley Federal Shareholders pursuant to the amended Exchange Ratio was fair to them from a financial point of view.

         Trident delivered its updated written opinion to Valley Federal's Board of Directors as of the date of this Proxy Statement-Prospectus stating that, as of such date, the consideration to be received by the shareholders of Valley Federal in the Merger is fair from a financial point of view. Trident has consented to the inclusion of such opinion and the related disclosure in this Proxy Statement-Prospectus which is being circulated to Valley Federal Shareholders.


         TRIDENT'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF VALLEY FEDERAL AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION, TO BE RECEIVED BY VALLEY FEDERAL SHAREHOLDERS BASED ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY VALLEY FEDERAL SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGER. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT-PROSPECTUS AS APPENDIX B WITH TRIDENT'S CONSENT. VALLEY FEDERAL SHAREHOLDERS ARE URGED TO READ TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.


         In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Combination Agreement, as amended; (ii) this Proxy Statement-Prospectus; (iii) certain publicly available information concerning Valley Federal, including the restated audited financial statements of Valley Federal for each of the years in the three-year period ended September 30, 1995 and the unaudited financial statements of Valley Federal for the three months ended December 31, 1995 and 1994; (iv) certain publicly available information concerning UPC including the audited consolidated financial statements of UPC for each of the years in the three-year period ended December 31, 1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Valley Federal and UPC furnished to Trident by Valley Federal and UPC for purposes of Trident's analysis; (vi) certain information with respect to the pricing and trading of the Valley Federal Common Stock; (vii) certain information with respect to the pricing and trading of UPC Common Stock; (viii) certain publicly available information with respect to other companies that Trident believed to be comparable to Valley Federal and UPC and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of Valley Federal to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.

         In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt to independently verify any such information. Trident did not conduct a physical inspection of the properties or facilities of Valley Federal or UPC, nor did it make or obtain any independent calculations or appraisals of any of such properties or facilities.

         In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial condition and results of operations of Valley Federal and UPC, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, dividends, book value, return on assets, return on equity, capitalization, the amount and type of nonperforming assets and the reserve for loan losses; (ii) the business prospects of Valley Federal and UPC; (iii) the economies in Valley Federal's and UPC's respective market areas; (iv) the historical and current market for Valley Federal Common Stock and UPC Common Stock and for the equity securities of certain other companies that Trident believed to be comparable to Valley Federal and UPC; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness from a financial point of view, of the consideration to be received by the holders of Valley Federal Common Stock in the Merger and does not address Valley Federal's underlying business decision to effect the Merger.

         Trident met with the Board of Directors of Valley Federal at various times between June 6, 1995 and November 1, 1995 to present analyses contained in a series of reports. Two key reports presented by Trident were the Valuation Report dated June 6, l995 and the Merger Analysis and Due Diligence Report dated November 1, 1995. The following is a brief summary of the Valuation Report presented by Trident to the Board of Directors of Valley Federal on June 6, 1995:

         Financial Analysis of Valley Federal. Trident examined Valley Federal's financial performance for the period from September 30, 1990 through March 31, 1995 by analyzing the composition of its balance sheet, adjusting and normalizing its earnings and calculating a variety of operating and financial ratios for Valley Federal. Trident also studied the trading of Valley Federal's common stock for the previous twelve months, and compared the performance of its stock to certain stock indices.

         Peer Group Analysis. Trident evaluated Valley Federal's strengths and weaknesses by comparing the financial performance of Valley Federal to that of the following groups of SAIF-insured, OTS regulated thrift institutions: (i) all United States institutions; (ii) all institutions in the Southeast; (iii) all Alabama institutions; (iv) all United States institutions with total assets of between $50 million and $150 million; and (v) Southeast institutions with total assets between $50 million and $150 million (the "Aggregates"). This analysis compared a number of Valley Federal's historical financial ratios to those of the Aggregates, including, but not limited to: (i) the balance sheet composition as a percentage of total assets at December 31, 1994; (ii) the loan portfolio as a percentage of total assets at December 31, 1994; (iii) the investment portfolio as a percentage of total assets at December 31, 1994; (iv) asset quality at December 31, 1994. Trident also compared Valley Federal's growth rates between December 31, 1991 and December 31, 1994, its yields on assets and costs of liabilities and its income and expense data for 1993 and 1994 to those of the Aggregates.

         Comparison to Actively-Traded Thrifts. Trident compared Valley Federal to the following groups of actively-traded thrifts as of May 30, 1995; (i) all U.S. thrifts; (ii) U.S. thrifts with assets between $75 million and $150 million; (iii) all Southeast thrifts; (iv) all Alabama thrifts; and (v) eight actively-traded thrifts Trident believed were most similar to Valley Federal in terms of size, capital structure, profitability and asset quality. Trident compared Valley Federal to the aforementioned groups of actively-traded thrifts on the basis of its balance sheet, GAAP capital, regulatory capital, asset quality, loan loss reserves, asset and deposit growth, return on average assets, return on average equity, and the components of earnings during the trailing four quarters. Trident also compared Valley Federal's pricing ratios to the pricing ratios for other actively-traded thrifts.

         Financial Projections. With input from Valley Federal's management, Trident prepared six year financial projections for Valley Federal beginning March 31, 1995. The projections were based on certain assumptions, including modest asset growth, modest loan growth, modest deposit growth, a gradually increasing interest-rate spread, a rising interest-rate environment for the following twelve months and then declining slowly thereafter, a constant $0.60 annual cash dividend per share, and a 35% tax rate. These financial projections were used to estimate Valley Federal's valuation in an acquisition context at various future dates, and the resulting returns to shareholders by continuing to remain an independent financial institution.


         Valuation of Valley Federal. Trident estimated the fair market value of Valley Federal in an acquisition context. ln valuing Valley Federal, Trident considered three different approaches to value: the asset approach, the income approach and the market approach. In performing the valuation, Trident used financial data as of March 31, 1995.


         The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated Valley Federal's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of Valley Federal was adjusted downward based on an estimate of the impact of recapturing Valley Federal's bad debt reserve for tax purposes and estimated transaction and other costs. Finally, Trident increased Valley Federal's net asset value for the assumed exercise of outstanding options to purchase Valley Federal's Common Stock. Based on the adjustments discussed above, Trident increased Valley Federal's fully- diluted net asset value to be approximately $9.8 million or $24.80 per share. After determining Valley Federal's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of Valley Federal is the sum of its net asset value and its intangible value. Based on a branch purchase methodology and intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of Valley Federal, Trident applied premiums equal to 4% and 5% of core deposits to Valley Federal's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $34.50 to $37.00 per share of Valley Federal Common Stock.

         Trident also used an income approach in its valuation of Valley Federal by discounting Valley Federal's projected future earnings plus merger cost savings of 25% to 50% as a result of an assumed acquisition of Valley Federal. The projected earnings were discounted to the present at rates of 14%, 15% and 16%. The discount rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to Valley Federal, based on a number of factors including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of Valley Federal, Trident's general knowledge of valuations, the securities markets and acquisition values in other mergers of financial institutions. Trident adjusted the resulting values to reflect the cost of recapturing the tax bad debt reserve and certain merger-related expenses. Using the income approach, Trident established a reference range of $30.00 to $37.00 per share of Valley Federal Common Stock.

         In the market approach, Trident analyzed certain median pricing ratios (e.g., price to book value, price to tangible book value, price to reported earnings, price to assets, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (48 transactions); (ii) all pending thrift mergers announced during the 90 days prior to May 30, 1995 (the date of the market data) (20 transactions); (iii) all pending thrift mergers involving thrifts located in the Southeast (8 transactions); (iv) all pending thrift mergers involving thrifts located in the Alabama, Georgia, Mississippi, Tennessee, and North Carolina (5 transactions); (v) all pending thrift mergers in which the aggregate consideration was between $10 million and $25 million (9 transactions); (vi) all pending thrift mergers in which the target thrift had assets between $75 million and $150 million (13 transactions); (vii) all pending thrift mergers in which the target thrift had a return on assets of between 0.50% and 0.75% (9 transactions); (viii) all pending thrift mergers in which the target thrift had a return on equity of between 8% and 10% (12 transactions); (ix) all pending thrift mergers in which the target thrift had a tangible equity ratio of between 7% and 8% of assets (7 transactions); and (x) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 0.75% and 1.25% (9 transactions). Trident also considered the pricing ratios for ten pending or completed thrift merger transactions in which the target thrift had similar profitability and asset quality ratios. Trident then performed a comparison of a number of financial ratios for Valley Federal to those of the target thrift institutions. Based on Valley Federal's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to Valley Federal. Trident chose price to book value ratios of 125% to 145%, resulting in per share values of

         $33.00 to $38.25; price to tangible book value ratios of 125% to 145%, resulting in per share values of $33.00 to $38.25; price to earnings multiples of 14.0 to 17.0 times earnings, resulting in per share values of $29.50 to $35.75; price to assets ratios of 8% to 10%, resulting in per share values of $27.75 to $34.50 and premiums over tangible book value as a percentage of core deposits of 4% to 5%, resulting in per share values of $36.50 to $39.00. Based on these derived ranges of value, Trident established a reference range of $32.00 to $38.00 per share using the market approach.

         Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $32.00 to $37.00 per share for the acquisition value of Valley Federal. Trident did not apply specific weights to the three individual approaches, but rather gave greater consideration to the asset and income approaches, which were supported by the market approach, in reconciling the reference ranges and estimating the final range of value for Valley Federal.

         The following is a brief summary of the Merger Analysis and Due Diligence Report presented to the Board of Directors of Valley Federal on November 1, 1995:

         Summary of Proposed Transaction. Trident presented a summary of the financial terms of the Merger. Trident also compared the pricing ratios for the Merger with the median pricing ratios for selected groups of pending thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the Merger from a financial point of view.

         Review of Due Diligence Examination of UPC. Trident presented a summary of its on-site due diligence examination of UPC. UPC's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed UPC's financial condition and operating results through September 30, 1995. Trident discussed UPC's strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, stock price, business strategy growth, UPC's previous mergers and acquisitions, its banking subsidiaries, recent regulatory examinations of UPC, recent bank analysts' reports on UPC and other issues. Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to Valley Federal's Board of Directors. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all the financial and other information provided by UPC.

         UPC's Stock Pricing. Trident examined the trading activity of UPC common stock between October 27, 1994 and October 27, 1995, and compared the performance of UPC's stock to certain stock indices. Trident also compared UPC and the pricing of its common stock to other regional commercial banks, commercial banks of a similar size and all actively-traded commercial banks as of October 27, 1995.

         On April 10, 1996, Trident met with the Board of Directors of Valley Federal via teleconference to discuss UPC's proposal to reduce the Exchange Ratio to 1.0976 shares of UPC Common Stock for each share of Valley Federal Common Stock as a result of the restatement of Valley Federal's financial statements for the fiscal years ended September 30, 1995 and 1994 and the quarters ended December 31, 1995 and 1994. Trident did not recalculate any of its analysis previously discussed in light of the restatement of Valley Federal's financial statement or the reduced Exchange Ratio. Nevertheless, Trident informed the Board of Directors that, because the value of the consideration to be received by the Valley Federal Shareholders pursuant to the reduced Exchange Ratio still fell within the range of $32.00 to $37.00 per share previously established and because such range had been established by Trident assuming a higher book value per share for Valley Federal Common Stock and a higher level of earnings based on Valley Federal's financial statements prior to the restatement, Trident would still be able to render its opinion that the consideration to be received by the Valley Federal Shareholders was fair to them from a financial point of view.


         The summaries of Trident's Valuation Report, Merger Analysis and Due Diligence Report, and the Opinion set forth above reflect all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at the Opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and the Opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of Valley Federal or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Valley Federal or UPC. The values or actual future results are a result of changing economic conditions, changes in company strategy and polices, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by Valley Federal's shareholders, and were provided to Valley Federal's Board of Directors in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Trident's opinion and presentations to Valley Federal's Board of Directors were among the many factors taken into consideration by Valley Federal's Board of Directors in making its determination to approve the Combination Agreement.

         Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. Valley Federal's Board of Directors selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Merger. Trident is not affiliated with either Valley Federal or UPC.

         For its services as a financial advisor, Valley Federal paid Trident a retainer of $5,000, a fee of $10,000 upon the delivery of the Valuation Report, and a fee of $25,000 upon execution of the Combination Agreement. An additional fee equal to $100,000 plus 2% of the amount by which the aggregate value of the Merger exceeds $9 million (and therefore contingent upon such value), less $25,000, will be payable to Trident upon consummation of the Merger (a balance due of approximately $159,000 based on a share price of $30.375 for UPC Common Stock). Valley Federal has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.

TERMS OF THE MERGER

         At the Effective Time of the Merger, Interim will merge with and into Valley Federal with Valley Federal surviving the Merger. As the surviving entity, Valley Federal will continue to operate as a wholly-owned subsidiary of UPC. In that manner, Valley Federal will be acquired by UPC. Subsequent to the Merger, it is anticipated that Valley Federal will be merged with BANKFIRST, a wholly-owned subsidiary of UPC headquartered in Decatur, Alabama. See "-- Management After the Merger". In the Merger, each share of Valley Federal Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into 1.0976 shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement). Thereafter, shares of Valley Federal Common Stock held by Valley Federal Record Holders immediately prior to the Effective Time of the Merger shall constitute only the right to receive such consideration.

         The Exchange Ratio. Pursuant to the Combination Agreement, the Valley Federal Record Shareholders will receive for each of their shares of Valley Federal Common Stock 1.0976 shares of UPC Common Stock (including the corresponding number of rights associated with the UPC Common Stock pursuant to the UPC Share Purchase Rights Agreement). No fractional shares of UPC Common Stock will be issued in the transaction and if, after aggregation of all shares (and fractional shares) of UPC Common Stock to which a Valley Federal Record Shareholder shall be entitled to receive as a result of the Merger being consummated, such Valley Federal Record Shareholder should be entitled to any fraction of a share of UPC Common Stock, cash will be paid by UPC in lieu of such remaining fractional share based on the closing sale price of UPC Common Stock on the NYSE on the Closing Date.

         Valley Federal Options. Pursuant to Section 2.7 of the Combination Agreement, at the Effective Time of the Merger all Valley Federal Options then outstanding immediately prior to the Effective Time of the Merger will be automatically amended to represent the option to purchase that number of shares of UPC Common Stock (rounded up to the nearest whole share) as would equal the number of shares subject to option multiplied by the Exchange Ratio for each share of Valley Federal Common Stock which otherwise could be purchased upon the same terms and conditions except for appropriate adjustments to the option prices for UPC Common Stock substituted therefor such that the aggregate option exercise price of shares subject to an option immediately following the substitution will be the same as the aggregate option price for such shares immediately prior to such substitution. Thereafter, the stock option plan pursuant to which the Valley Federal Options were issued will remain in effect, but no additional Valley Federal Options will be issued. UPC will register with the Commission the shares of UPC Common Stock to be issued upon exercise of the Valley Federal Options outstanding immediately prior to the Effective Time of the Merger, which it is anticipated will become effective on or shortly after the Effective Date of the Merger. Such shares will also be listed on the NYSE.

EFFECTIVE DATE AND EFFECTIVE TIME OF THE MERGER

         As soon as reasonably practicable after all conditions precedent contained in the Combination Agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals and expiration of all statutory waiting periods, or on such later date as may be agreed to by UPC and Valley Federal, the parties will cause to be filed Articles of Combination with the OTS. The Effective Time and Date of the Merger will be the time and date specified on the endorsement of the Articles of Combination by the OTS. It is presently expected that the Effective Time of the Merger will occur in the third quarter of 1996.

SURRENDER OF CERTIFICATES

         Within ten business days after the Effective Time of the Merger, the Corporate Trust Department of Union Planters National Bank, acting in the capacity of exchange agent for UPC and Valley Federal (the "Exchange Agent"), will mail to each Valley Federal Record Shareholder a form letter of transmittal, together with instructions and a return mailing envelope (collectively, the "Exchange Materials") to facilitate the exchange of such holder's certificates formerly representing shares of Valley Federal Common Stock for UPC Common Stock and the cash payment for any fractional share, as provided in the Combination Agreement.

         VALLEY FEDERAL SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE EXCHANGE MATERIALS FROM THE EXCHANGE AGENT.

         Upon receipt of the Exchange Materials, Valley Federal Record Shareholders should complete the letter of transmittal in accordance with the instructions provided and deliver the letter of transmittal, together with all stock certificates formerly representing shares of Valley Federal Common Stock to the Exchange Agent in the return envelope provided. If the Exchange Agent shall have received the certificates and related documentation completed in proper form, on or prior to the thirtieth day after the Effective Time of the Merger, UPC will issue and the Exchange Agent will mail to the Valley Federal Record Shareholder a certificate representing the whole number of shares of UPC Common Stock to which such holder is entitled pursuant to the Combination Agreement, together with a check in the amount of any cash consideration in
lieu of a fractional share.   No consideration will be delivered to a Valley
Federal Record Shareholder unless and until such holder shall have properly delivered to the Exchange Agent certificates formerly representing the shares of Valley Federal Common Stock owned by him or her and in respect of which he or she claims payment is due, or such documentation, if applicable, and security in respect of lost or stolen certificates as may be required by the Combination Agreement or the Exchange Materials.

         No dividend or other distribution with respect to the shares of UPC Common Stock will be paid or delivered to the holder of any unsurrendered certificate(s) formerly evidencing and representing shares of Valley Federal Common Stock until the holder surrenders such certificate(s) in accordance with the Exchange Materials, at which time the holder will be entitled to receive all previously withheld dividends and distributions, without any interest thereon.

         After the Effective Time of the Merger there will be no further transfers recognized of Valley Federal Common Stock on Valley Federal's stock transfer books. If certificates representing shares of Valley Federal Common Stock should be presented for transfer after the Effective Time of the Merger, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

         Neither UPC, Valley Federal, the Exchange Agent, nor any other person shall be liable to any former Valley Federal Record Shareholder for any amount properly delivered to a public official pursuant to applicable unclaimed property, escheat or similar laws.

         If a certificate formerly representing Valley Federal Common Stock shall have been lost, stolen or destroyed, the Exchange Agent will deliver the consideration properly payable with respect to the shares of Valley Federal Common Stock formerly represented by such certificate in accordance with the Combination Agreement upon receipt of appropriate evidence as to such loss, theft or destruction; appropriate evidence as to ownership of such certificate by the claimant; and a lost instrument bond in form and with a surety satisfactory to UPC and the Exchange Agent as required by the Exchange Materials.

NO SHAREHOLDERS' DISSENTERS' RIGHTS

         Shareholders of Valley Federal do not have the right to dissent from the Merger and obtain in cash the fair value of their shares of Valley Federal Common Stock under applicable OTS statutes and regulations.

CONDITIONS TO CONSUMMATION OF THE MERGER

         The respective obligations of UPC and Valley Federal to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time of the Merger: (i) approval of the Combination Agreement and Plan of Combination and the transactions contemplated thereby by the affirmative votes of the holders of at least two-thirds (2/3) of the total shares of Valley Federal Common Stock outstanding on the Record Date; (ii) approval of the Combination Agreement and the transactions contemplated thereby by the Federal Reserve, the OTS and the Alabama Department, and the expiration of any statutory waiting periods with respect thereto; (iii) no claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or agency which presents a substantial risk of the restraint or prohibition of the consummation of the Merger or the obtaining of material damages or other relief in connection therewith; and (iv) the Registration Statement of which this Proxy Statement-Prospectus forms a part shall have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission or any state securities commission.

         The obligations of UPC and Interim to effect the Merger are further subject to the satisfaction or waiver by UPC and Interim of the following conditions: (i) UPC shall have received a legal opinion, dated the date of Closing, from counsel to Valley Federal as to the due organization, valid existence and good standing of Valley Federal, the enforceability and due authorization of the Combination Agreement, the due authorization of the Valley Federal Common Stock, the receipt of all required approvals and the absence of conflict with Valley Federal's Charter and Bylaws (subject to limitations as provided in the Combination Agreement); (ii) each of the representations and warranties of Valley Federal set forth in the Combination Agreement shall, in all material respects, be true on and as of the Effective Date of the Merger as if made on such date (except to the extent they relate by their terms to an earlier date or to the extent the breach thereof would not have, or would not reasonably be expected to have, a material adverse effect on the business and operations of Valley Federal); (iii) there shall have been no damage to or destruction of any property of Valley Federal, and no zoning or other order, limitation or restriction shall have been imposed against the same, in either case, where such destruction or imposition would have a material adverse impact upon the operations, business or prospects of Valley Federal (after considering any available insurance coverage); (iv) the absence of any change in the business, financial condition, results of operations or prospects of Valley Federal (other than changes attributable to changes in laws, regulations, or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally, or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under the Combination Agreement); (v) Valley Federal shall not have committed to effect any form of business combination with, or asset sale to, any other person or entity, adopted any "poison pill", shareholders' rights provision or "golden parachute", or taken any other action the effect of which would be to materially diminish the value of Valley Federal to UPC; (vi) Valley Federal shall have at the Effective Date total assets of not less than $120 million and tangible equity capital of at least $9.0 million (as calculated pursuant to the Combination Agreement) and shall not have issued or repurchased any shares of Valley Federal Common Stock or other securities (except pursuant to the exercise of Valley Federal stock options) and, since September 30, 1994, there shall have been no extraordinary sale of assets, nor any investment portfolio restructuring; (vii) each non-officer member of the Valley Federal Board shall have entered into a non-compete agreement with UPC and Valley Federal, providing for a term of not less than two years and covering the general geographic regions in which Valley Federal operates and does business; (viii) UPC shall have received from Price Waterhouse LLP a letter dated within five
(5) business days prior to the Closing Date stating its opinion that the Merger should be accounted for by UPC as a pooling of interests for financial purposes and that such accounting is in accordance with GAAP and from Valley Federal's independent accountants a letter dated within five (5) business days prior to the Closing Date stating that it is aware of no reason why the Merger may not be accounted for as a pooling of interests; (ix) UPC shall have received from its legal counsel an opinion to the effect that the Merger will constitute one or more tax-free reorganizations under the Internal Revenue Code and that the Valley Federal Shareholders will not recognize any gain or loss in the Merger, to the extent that such Valley Federal Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC

Common Stock as contemplated by the Merger; (x) each of the material acts and undertakings of Valley Federal to be performed at or before the Closing Date pursuant to the Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Valley Federal; and (xi) UPC shall have received certain certificates signed by various officers of Valley Federal.

         The obligation of Valley Federal to effect the Merger is further subject to the satisfaction or waiver by Valley Federal of the following conditions: (i) Valley Federal shall have received a legal opinion, dated the date of Closing, from counsel to UPC and Interim as to the due organization, valid existence and good standing of UPC and Interim; the enforceability and due authorization of the Combination Agreement by UPC and Interim; the receipt of required approvals; the absence of conflict with UPC's and Interim's respective Charters, Bylaws and material contracts; and the due authorization of the shares of UPC Common Stock to be issued in the Merger (subject to limitations as permitted in the Combination Agreement); (ii) each of the representations and warranties of UPC and Interim set forth in the Combination Agreement will, in all material respects, be true at the Effective Time of the Merger as if made on such date (except to the extent they relate by their terms to an earlier date or to the extent the breach thereof would not have, or would not reasonably be expected to have, a material adverse effect on the business and operations of Valley Federal); and Valley Federal shall have received a certificate signed by certain officers of UPC and Interim to that effect; (iii) each of the material acts and undertakings of UPC and Interim to be performed at or prior to the Closing Date pursuant to the Combination Agreement shall have been duly performed, except for breaches of acts and undertakings which would not have or would not reasonably be expected to have, any material adverse effect on the business or operations of UPC and the UPC subsidiaries taken as a whole; (iv) Valley Federal shall have received from the Exchange Agent a certificate to the effect that the Exchange Agent has received and holds certificates representing the number of shares of UPC Common Stock, and cash for any fractional shares, in an amount sufficient to meet the obligations of UPC to the Valley Federal Shareholders under the Combination Agreement; (v) Valley Federal shall have received an opinion from Trident that the Exchange Ratio is fair to the Valley Federal Shareholders from a financial point of view, such fairness opinion shall not have been withdrawn prior to the Special Meeting and Valley Federal shall have received an updated "fairness opinion" within five days prior to the Closing Date; (vi) Valley Federal shall have received a legal opinion from its legal counsel that the Merger will constitute one or more tax-free reorganizations under Section 368 of the Code and certain related tax matters; and (vii) Valley Federal shall have received certain certificates signed by various officers of UPC and Interim.

         No assurance can be provided as to when or whether all of the conditions precedent to the Merger will be satisfied or waived by the party lawfully permitted to do so.

REGULATORY APPROVALS

         The Merger and its related transactions are subject to prior approval by (i) the Federal Reserve under Section 3(a) of the Bank Holding Company Act, as amended (the "Bank Holding Company Act"); (ii) the OTS under the Home Owners' Loan Act ("HOLA"); and (iii) the Alabama

Department under Title 5-14A-3 et seq of the Alabama Code. The Bank Holding Company Act and HOLA require that the Federal Reserve and the OTS take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act and HOLA prohibit the Federal Reserve and the OTS from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve and the OTS should find that the anti-competitive effects of the Merger are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve and the OTS also has the authority to deny an application if it should conclude that the combined organization would have an inadequate capital position or if the acquiring organization does not comply with the requirements of the Community Reinvestment Act of 1977, as amended (the "CRA"). Under the Bank Holding Company Act, the Merger may not be consummated earlier than the 15th day following the date of approval by the Federal Reserve, during which period the United States Department of Justice is afforded an opportunity to challenge the Merger on antitrust grounds.

         Approvals of the Merger were received on January 22, 1996 from the Alabama Department, February 2, 1996 from the Federal Reserve and March 13, 1996 from the OTS. See "THE MERGER--Conditions to Consummation of the Merger" and "-- Waiver and Amendment; Termination."

         Regulatory approval reflects only the view by the particular regulatory agencies that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies regarding safety and soundness. A regulatory agency's approval is not an opinion by that regulatory agency that the proposed Merger is favorable to Valley Federal Shareholders from a financial point of view, or that the regulatory agency has considered the adequacy of the terms of the proposed Merger. A REGULATORY AGENCY'S APPROVAL OF THE MERGER IS NOT, AND SHOULD NOT BE CONSTRUED AS, AN ENDORSEMENT OR RECOMMENDATION OF THE PROPOSED MERGER.

CONDUCT OF BUSINESS PENDING THE MERGER

         The Combination Agreement contains certain restrictions upon the conduct of Valley Federal's business pending consummation of the Merger. In particular, the Combination Agreement provides that, without the written consent of UPC, Valley Federal may not, among other things; (i) amend its Charter or Bylaws; (ii) impose or permit any lien, charge or encumbrance to exist in respect to any share of stock held by Valley Federal; (iii) repurchase, redeem or otherwise acquire any of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock or any rights or options to purchase any shares of its capital stock except as otherwise permitted by the Combination Agreement, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend in respect to the Valley Federal Common Stock other than its regular annual cash dividend of sixty cents ($0.60) per share of Valley Federal Common

Stock, the declaration dates of which shall be in accordance with Valley Federal's past practice; (iv) issue, sell, agree to sell, or otherwise dispose of or permit to become outstanding any Valley Federal Common Stock (except for the issuance of shares of Valley Federal Common Stock upon the exercise of options outstanding as of the date of the Combination Agreement), sell or otherwise dispose of a substantial part of Valley Federal's assets or earning power or acquire a substantial part of the assets or earning power of any other entity; (v) dispose of, discontinue or acquire any asset other than in the ordinary course of business; (vi) incur any additional debt in excess of $50,000 except in the ordinary course of business; (vii) increase compensation or benefits, pay bonuses or enter into severance arrangements except in accordance with past practices or effect any change in retirement benefits for any class of its employees, directors or officers, unless such change is required by applicable law; (viii) amend any existing employment contract with any person having a salary in excess of $30,000 per year (unless such amendment is required by law) to increase the compensation or benefits payable thereunder, except that any increase in accordance with past practices is permitted, or enter into any new employment contract providing for an annual salary exceeding $30,000 per year unless Valley Federal may terminate such contract at will without liability, other than liability for past services;
(ix) adopt any new, or make any material change in or termination of any existing, benefit plan (unless such amendment is required by law) to increase the compensation or benefits payable thereunder, except that any increase in accordance with past practices is permitted; (x) enter into any material lease agreement; (xi) make any capital expenditures except in the ordinary course of business; (xii) extend credit (or commit to extend credit) to any officer, director or holder of 5% or more of Valley Federal Common Stock if such extension of credit would exceed 2% of the capital of Valley Federal or amend the terms of any such credit; (xiii) except as permitted by the Combination Agreement, acquire direct or indirect control over any person or entity except in connection with mergers, acquisitions, or other transactions approved in writing by UPC, internal reorganizations involving existing subsidiaries, acquisitions in Valley Federal's fiduciary capacity, or the creation of new subsidiaries organized to conduct or continue activities otherwise permitted by the Combination Agreement; or (xiv) enter into any transaction other than in the ordinary course of business.

         Valley Federal has also agreed (i) to call a meeting of its shareholders for the purpose of seeking approval of the Combination Agreement as soon as reasonably practicable after the date of the Combination Agreement and to use its best efforts to ensure that such meeting is held not later than 45 days after the registration statement has been declared effective by the Commission and the proxy materials cleared by the OTS; (ii) to cooperate with UPC in the preparation of the registration statement and the proxy materials;
(iii) to use its best efforts to assist UPC in obtaining all required government approvals necessary to complete the transactions contemplated by the Combination Agreement and to provide to UPC or to the appropriate governmental authorities all information reasonably required to be submitted in connection with obtaining such approvals; (iv) to secure all necessary consents and releases required of Valley Federal at its own cost and expense and to comply with all applicable laws, regulations and rulings in connection with the Combination Agreement and the consummation of the transactions contemplated thereby; (v) at all times, until and as of the Closing, to inform UPC in writing of any and all facts necessary to amend or supplement the representations and warranties made in the Combination Agreement and the related schedules attached thereto as necessary so that the information contained therein will accurately reflect the current status of Valley Federal; (vi) to give such further assistance to UPC and to execute, acknowledge and deliver all such documents and instruments as UPC may reasonably request and take such further action as may be necessary or appropriate effectively to consummate the transactions contemplated by the Combination Agreement; (vii) to afford UPC and its authorized representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of, or relating to Valley Federal (other than information with respect to the deliberations of Valley Federal concerning the Combination Agreement, the Merger and the transactions contemplated thereby) and to provide reasonable assistance to UPC in its investigation of matters relating to Valley Federal and its subsidiaries; (viii) to use all reasonable efforts and to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness after the date of the Combination Agreement, the transactions contemplated by the Combination Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Combination Agreement; and (ix) to cause the Valley Federal Common Stock to continue at all times through the Effective Time of the Merger to be listed on the Nasdaq Stock Market. The Board of Directors of Valley Federal also agreed to recommend, subject to compliance with its legal and fiduciary duties as advised by outside counsel, to the Valley Federal Record Shareholders the approval of the Combination Agreement and the Plan of Combination and to use its best efforts to obtain such approvals, subject to compliance with its legal and fiduciary duties.

         Valley Federal has further agreed that, unless the prior written consent of UPC is obtained and except as otherwise contemplated by the Combination Agreement, it will: (i) operate its business only in the usual, regular and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; (iii) take no action, unless required by law, rules or regulation that would (a) adversely affect the ability of any of them or UPC to obtain any necessary approvals of regulatory authorities necessary to consummate the transactions contemplated by the Combination Agreement, or (b) adversely affect the ability of any party to perform its covenants and agreements under the Combination Agreement; (iv) except as they may terminate in accordance with their terms, keep in full force and effect, and not default in any of its obligations under all material contracts; (v) keep in full force and effect insurance coverage with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of Valley Federal and for the businesses and properties owned by it and in which it is engaged, to the extent that such insurance is reasonably available, and give notice, in accordance with the terms and conditions of its current policies, of any existing or potential claims arising out of events and circumstances occurring during the effective time of such policies; (vi) use its best efforts to retain Valley Federal's present customer base and to facilitate the retention of such customers after the Effective Time of the Merger; and (vii) maintain, renew, keep in full force and effect, and preserve its business organization and material rights and franchises, permits and licenses, and to use its best efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions.

WAIVER AND AMENDMENT; TERMINATION

         Prior to the Effective Date of the Merger any condition to closing set forth in the Combination Agreement may (to the extent permitted by law) be waived by the party benefitted by the provision, or the Combination Agreement may be amended or modified (including the structure of the transaction) by an agreement in writing between the parties.

         The Combination Agreement may be terminated at any time prior to the Effective Date of the Merger, either before or after approval by the Valley Federal Shareholders, as follows: (i) by the mutual consent of the parties;
(ii) by UPC or Interim if Valley Federal should violate any affirmative or negative covenant in respect to the operation of its business as provided in the Combination Agreement; (iii) by UPC, Interim or Valley Federal if the Closing Date shall not have occurred on or before August 1, 1996, unless the failure should be due to actions of the party seeking to terminate, provided, however, that if UPC shall have filed any and all applications to obtain the requisite governmental approvals within 60 days of the date of the Combination Agreement, and if the Closing shall not have occurred solely because of a delay caused by a regulatory agency or authority in its review of the application before it, then Valley Federal shall, upon UPC's written request, extend the Closing Date until August 31, 1996; (iv) by either party if any governmental or regulatory approval should be denied and not successfully appealed within certain time limits; (v) by either party if the other party's closing conditions shall not have been satisfied in all material respects or waived as of the Closing Date or if the other party shall have committed a material breach which shall not have been cured within 30 days after the breaching party receives notice of such breach; (vi) by UPC or Interim should Valley Federal enter into any business combination or any letter of intent or agreement with respect thereto with any other person; (vii) by UPC or Interim upon the occurrence of any event or circumstances which may have the effect of limiting or restricting UPC's voting power or other rights normally enjoyed by the Valley Federal Shareholders; or (viii) by UPC or Interim should Valley Federal enter into any formal agreement, letter of understanding, memorandum or other similar arrangement with any bank regulatory authority establishing a formal capital plan.

         In the event of the valid termination of the Combination Agreement by either UPC or Valley Federal, the Combination Agreement and the Plan of Combination shall become void, and there will be no liability on the part of either party or their officers or directors except for liability for breach of the Combination Agreement or for any misstatement or misrepresentation made prior to such termination.

REPRESENTATIONS AND WARRANTIES OF VALLEY FEDERAL

         Valley Federal has made certain representations and warranties to UPC and Interim with respect to, among other things, its organization and qualification and the organization and qualification of any Valley Federal subsidiary; the authorization, execution and delivery of the Combination Agreement and the absence of any breach as a result of such Combination Agreement; the absence of any legal restrictions on Valley Federal or its subsidiaries; government and other approvals; licenses and franchises; charter documents; financial statements; the absence of certain





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
changes; deposits; properties; condition of its fixed assets and equipment; tax matters; litigation; hazardous materials; insurance; labor and employment matters; capitalization; disclosure; the absence of undisclosed liabilities; classified assets; compliance with laws; employee benefit plans; material contracts; material contract defaults; reports; and the truth and accuracy of certain statements, the disclosure schedule, and Exchange Act and listing filings.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF UPC AND INTERIM

         UPC and Interim have made certain representations and warranties to Valley Federal with respect to, among other things, their organization and corporate authority; the authorization, execution and delivery of the Combination Agreement and the absence of any breaches as a result thereto; the absence of any legal bar on the consummation of the transactions contemplated by the Combination Agreement; government approvals; capitalization; the UPC financial statements; Exchange Act filings; the UPC Common Stock; licenses and franchises; the absence of certain changes; tax matters; litigation; the absence of undisclosed liabilities; compliance with laws; material contract defaults; the truth and accuracy of certain statements and information; and full disclosure.

         UPC has also agreed (i) it will not take any action or fail to take any action which would adversely affect its ability to perform its obligations under the Combination Agreement or the tax or accounting treatment of the Merger; (ii) to use all reasonable efforts and to take, or cause to be taken, all actions necessary, proper or advisable under applicable laws and regulations to consummate and make effective, with reasonable promptness, the Merger; and (iii) to cause each of its subsidiaries to use its reasonable best efforts to obtain consents of all third parties and regulatory authorities necessary for the consummation of the transactions contemplated by the Combination Agreement.

MANAGEMENT AFTER THE MERGER

         The Combination Agreement, the Plan of Combination and the Letter Agreement provide that, after the Effective Time of the Merger, the name of Valley Federal as the surviving bank shall remain Valley Federal Savings Bank, and that Valley Federal's directors and officers in place immediately prior to the Effective Time of the Merger shall continue to be the directors and officers of Valley Federal after the Effective Time of the Merger, subject to changes resulting from the contemplated merger between Valley Federal and BANKFIRST as discussed below. In addition, UPC has agreed that, until the earlier of the effective time of the merger of Valley Federal and BANKFIRST, as described below, or the third anniversary of the Effective Date of the Merger, the Board of Directors of Valley Federal shall be composed of the same persons currently serving as directors of Valley Federal, provided that, without UPC's consent, the number of directors may not be increased and no interim or replacement director will be appointed upon the death, retirement or removal of any Valley Federal director unless required by OTS regulation.

         It is anticipated that Valley Federal may be merged with BANKFIRST, a wholly-owned subsidiary of UPC headquartered in Decatur, Alabama. In such event, it is expected that William D. Powell, the current Chairman and Chief Executive Officer of BANKFIRST, would continue as





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
the Chairman and Chief Executive Officer of the surviving institution and that Billy Don Anderson, the President and Chief Executive Officer of Valley Federal, would serve as the President and Chief Operating Officer of the surviving institution. In addition, in the event of a merger between BANKFIRST and Valley Federal, the board of directors of the surviving institution would be composed of the directors of BANKFIRST as of the effective date of the merger, the non-officer members of Valley Federal's Board of Directors as of the effective date of the merger, and Mr. Anderson. UPC has agreed that it shall cause to be elected for one additional term as directors of the surviving institution, those persons initially serving as directors of the surviving institution as described above or such persons who are nominated by the board of directors of the surviving institution regardless of any otherwise applicable age-related requirement provided that, each director (i) continues to qualify to serve as such, (ii) is not permanently incapacitated and unable to serve as director, and (iii) continues to adequately perform his services as a director, and further provided that UPC has not determined that the institution resulting from the merger of BANKFIRST and Valley Federal has failed to meet the general performance standards of other UPC Banking Subsidiaries.

         As long as Valley Federal operates as a separate institution, UPC has agreed that staffing related decisions regarding Valley Federal shall be vested solely in Mr. Anderson and the Valley Federal Board of Directors. In the event of a merger of BANKFIRST and Valley Federal, all matters relating to personnel will be determined by Mr. Powell and Mr. Anderson, subject to supervision by the board of directors of the surviving institution, without prior approval by UPC.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Valley Federal has entered into an employment agreement with Billy Don Anderson under which Mr. Anderson serves Valley Federal as its President and Chief Executive Officer. Under the terms of the agreement, Mr. Anderson will be entitled, upon consummation of the Merger, to be paid an amount equal to the product of 2.99 times Mr. Anderson's average base salary over the prior five year period, approximately $397,134.

         Currently, certain directors of Valley Federal participate in a directors' deferred compensation plan pursuant to which a portion of the fees payable to participating directors are deferred. Such plan will be terminated as of the Effective Time of the Merger and all participants will, to the extent provided under the plan and applicable law, become fully vested in and eligible to receive benefits under the plan.

         Valley Federal has entered into incentive stock option agreements with certain officers and directors of Valley Federal pursuant to which each was awarded options to purchase shares of Valley Federal Common Stock. Upon the Effective Date of the Merger, each of such options shall become exercisable for that number of shares of UPC Common Stock as shall equal the number of shares subject to option multiplied by the Exchange Ratio.

         From and after the Effective Date of the Merger, UPC has agreed to indemnify each person who is now, or has been at any time prior to the date of the Combination Agreement or who becomes prior to the Effective Date, an officer, employee or director of Valley Federal against all





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
losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts paid in settlement of or in connection with any claim, action, suit or proceeding to the extent it pertains to any matter of fact arising prior to the Effective Date of the Merger (including the transactions contemplated by the Combination Agreement) to the full extent permitted under applicable federal law, as in effect on the date hereof or amended prior to the Effective Time, and under Valley Federal's charter and bylaws, as in effect on the date hereof. After the Effective Date of the Merger, Valley Federal officers, employees and directors who become officers, employees or directors of UPC or any of its subsidiaries shall prospectively have the same indemnification rights to which officers, employees and directors of UPC are entitled under the Charter of UPC and applicable law and shall be covered on a prospective basis by UPC's directors and officers liability insurance policy on a basis at least equal to the coverage provided to persons in similar positions at UPC.

EMPLOYEE BENEFIT PLANS

          Pursuant to the Letter Agreement, UPC has agreed to provide severance payments to employees of Valley Federal (other than those employees whose severance benefits are provided for in a written employment agreement) whose employment with Valley Federal is terminated following the Effective Time of the Merger in accordance with the terms of the UPC Involuntary Severance Pay Plan, provided, however, that the following exceptions to such plan will apply for a one year period following the Effective Time: (i) an offer of employment at any affiliate of Valley Federal which the employee does not accept will not make such employee ineligible to receive severance benefits; and (ii) employees with one year or more of service will receive severance benefits equal to two weeks salary plus one additional week for each year or partial year of service with no maximum applicable. After the Effective Time of the Merger, all employees of Valley Federal immediately prior to the Effective Time of the Merger who continue as employees will be afforded the opportunity to participate in any employee benefit plans maintained by UPC on an equal basis with employees of UPC with comparable positions, compensation and tenure. Pre-existing conditions for covered employees at the Effective Time of the Merger will be waived under UPC's medical plan and service with Valley Federal prior to the Effective Time will be deemed service with UPC for purposes of determining eligibility for participation and vesting in such UPC employee benefit plans. Employee welfare benefit plans maintained by Valley Federal immediately prior to the Effective Time of the Merger will be terminated after the Effective Time.


LIMITATION ON NEGOTIATIONS

          The Combination Agreement provides that Valley Federal and its subsidiaries shall not (and shall use their best efforts to ensure that their respective directors, officers, employees and advisors do not) institute, solicit or knowingly encourage any inquiry, discussion or proposal, or participate in any discussions or negotiations with, or provide any confidential or non-public information to, any entity or group concerning any "Acquisition Proposal," except for actions reasonably considered by the Valley Federal Board of Directors, based upon the advice of outside counsel, to be required in order for the Valley Federal Board to fulfill its fiduciary obligations. Valley Federal must notify UPC immediately following receipt of any "Acquisition Proposal". The term "Acquisition Proposal"





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
is defined to mean any tender offer, agreement, understanding or other proposal of any nature pursuant to which any person or entity, other than UPC or any UPC Subsidiary, would directly or indirectly (i) acquire or participate in a merger, share exchange, consolidation or any other business combination involving Valley Federal; (ii) acquire the right to vote ten percent or more of the Valley Federal Common Stock; or (iii) acquire a significant portion of the assets or earning power of Valley Federal.

         In the event Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, Valley Federal or the acquiror would be required to pay liquidated damages in the amount of $750,000 to UPC, which amount represents the sum of the agreed expenses incurred by UPC in connection with the Merger and the agreed loss to UPC in the event the Merger were not consummated. Such sum would be payable immediately in the event that Valley Federal were to enter into a letter of intent or agreement with respect to an Acquisition Proposal, provided that, if the Acquisition Proposal is the result of a hostile takeover of Valley Federal, any sums due UPC shall be paid only at the closing of the transactions set forth in such Acquisition Proposal. The limitation on negotiations and provision for liquidated damages will remain in effect until August 1, 1996, unless before that date either the Merger should be consummated or the Combination Agreement should be terminated, or if the Merger should be otherwise not consummated, under specified circumstances. These provisions may have the effect of discouraging competing offers to acquire or merge with Valley Federal.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Set forth below is a discussion of the material federal income tax consequences of the Merger to Valley Federal and to Valley Federal Record Shareholders who are citizens and residents of the United States. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY. FURTHER, THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR VALLEY FEDERAL RECORD SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (I.E., THE CODE), TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE VALIDITY OF THIS DISCUSSION.

         HOLDERS OF VALLEY FEDERAL COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE EFFECT OF THEIR PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO AS TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.





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
         Under current federal income tax law, and based upon assumptions and representations to be made by UPC and Valley Federal, and assuming the Merger is consummated in the manner set forth in the Combination Agreement, it is anticipated that the following federal income tax consequences will result:

         (i) the Merger will constitute one or more tax-free reorganizations within the meaning of Section 368 of the Code;

         (ii) Valley Federal Record Shareholders will not recognize any gain or loss to the extent that such Valley Federal Record Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC Common Stock as contemplated by the Combination Agreement and related Plan of Combination;

         (iii) the basis of UPC Common Stock received by a Valley Federal Record Shareholder who exchanges Valley Federal Common Stock solely for UPC Common Stock in the Merger will be the same as the basis of the Valley Federal Common Stock surrendered in exchange therefor (subject to any adjustments required as a result of the receipt of cash in lieu of a fractional share of UPC Common Stock); and

         (iv) the holding period of the UPC Common Stock received by a Valley Federal Record Shareholder in the Merger will include the period during which the Valley Federal Common Stock surrendered in exchange therefor was held (provided that the Valley Federal Common Stock of such Valley Federal Record Shareholder was held as a capital asset at the Effective Time of the Merger.

         Based upon representations to be made by UPC and Valley Federal as of the Effective Time, Housley Kantarian & Bronstein, P.C., counsel to Valley Federal, will render an opinion, dated as of the Effective Time, that the Merger will qualify as one or more reorganizations with the consequences set forth above. Additionally, based upon representations to be made by UPC and Valley Federal as of the Effective Time, Wyatt, Tarrant & Combs, counsel to UPC, will render an opinion, dated as of the Effective Time, that the Merger will qualify as one or more reorganizations and that Valley Federal Record Shareholders will not recognize any gain or loss to the extent that such Valley Federal Record Shareholders exchange shares of Valley Federal Common Stock solely for shares of UPC Common Stock in the Merger. Both opinions would be based entirely upon the Code, regulations then in effect or proposed thereunder, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the Merger is conditioned upon the receipt by UPC of the opinion of Wyatt, Tarrant & Combs and the receipt by Valley Federal of the opinion of Housley Kantarian & Bronstein, P.C. UPC and Valley Federal may waive their receipt of the respective opinion as a condition to such consummation, although such waiver by either party is not expected to be made. See "-- Conditions to Consummation of the Merger."

         No ruling has been or will be requested from the Internal Revenue Service ("IRS"), including any ruling as to the federal income tax consequences of the Merger to UPC, Valley Federal or the Valley Federal Record Shareholders. Unlike a ruling from the IRS, the opinions of counsel are not





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
binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in the tax opinions noted above or that such opinions would be upheld by the courts if challenged.

         Holders of Valley Federal Common Stock who receive cash in the Merger as a result of the rounding off of fractional share interests in the UPC Common Stock will be treated, in each instance, as having received the fractional share interests and then having sold such interest for the cash received. This sale will result in the recognition of gain or loss for federal income tax purposes, generally measured by the difference between the amount of cash received and the portion of the basis for the share of Valley Federal Common Stock allocable to such fractional share interests.

ACCOUNTING TREATMENT

         The Merger is expected to be treated by UPC and Valley Federal as a pooling of interests for accounting purposes. Accordingly, under GAAP, as described in Accounting Principles Board Opinion No. 16 for business combinations, the assets and liabilities of Valley Federal and UPC will be carried on the books of UPC immediately subsequent to the Effective Time of the Merger at the amounts recorded on the respective books of each corporation immediately prior to the Effective Time of the Merger. Net income of UPC subsequent to the Merger becoming effective will include the net income of Valley Federal and UPC for the entire fiscal period in which the Merger is consummated. Consummation of the Merger is conditioned upon the receipt by UPC of a letter from its independent accountants to the effect that the Merger should be accounted for as a pooling of interests and a letter from Valley Federal's independent accountants that they are aware of no reason why the Merger should not be accounted for as a pooling of interests.

EXPENSES

         The Combination Agreement provides, in general, that UPC, Valley Federal and Interim will each pay its own expenses in connection with the Combination Agreement and the transactions contemplated thereby, including fees and expenses of their own independent accountants and counsel, provided that UPC will pay all filing and registration fees and the costs of printing this Proxy Statement-Prospectus.

RESALES OF UPC COMMON STOCK

         The shares of UPC Common Stock issued to Valley Federal Record Shareholders pursuant to the Combination Agreement will be freely transferable under the Securities Act, except for those shares of UPC Common Stock issued to any Valley Federal executive officer, director or shareholder who may be deemed as of the date of the Special Meeting to be an "affiliate" of Valley Federal and, therefore, an "underwriter" with respect to the UPC Common Stock received for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of UPC Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities





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
Act. Persons who may be deemed to be affiliates of Valley Federal generally include individuals or entities that control, are controlled by or are under common control with, Valley Federal. In addition, so that UPC would be able to account for the Merger as a pooling of interests, affiliates of Valley Federal will be prohibited from pledging, assigning, selling, transferring or likewise alienating or taking any action which would eliminate or diminish their risk of owning or holding shares of UPC Common Stock received in the Merger, or from entering into a formal or informal agreement to do so, until UPC has published financial information reflecting the results of combined operations of UPC and Valley Federal for a period of not less than thirty days. UPC will place restrictive legends on certificates representing UPC Common Stock issued to all persons who are deemed by UPC to be "affiliates".


                       CERTAIN REGULATORY CONSIDERATIONS

         As a bank holding company, UPC is subject to the regulation and supervision of the Federal Reserve. In addition, as a savings and loan holding company, UPC is registered with the OTS. Thus, UPC is subject to Federal Reserve and OTS regulation, supervision and reporting requirements. The UPC Banking Subsidiaries which are national banking associations are subject to supervision and examination by both the Office of the Comptroller of the Currency (the "Comptroller") and the Federal Deposit Insurance Corporation (the "FDIC"). State chartered bank subsidiaries of UPC which are members of the Federal Reserve System are subject to supervision and examination by both the Federal Reserve and the state banking authorities of the states in which they are located. State-chartered bank subsidiaries of UPC which are not members of the Federal Reserve System are subject to supervision and examination by both the FDIC and the state banking authorities of the states in which they are located. UPC's federally-chartered savings bank subsidiaries, like Valley Federal, are subject to supervision and examination by the OTS. UPC's Banking Subsidiaries are subject to various requirements and restrictions, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries. In addition to the impact of regulation, these banking subsidiaries are also affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy. A more detailed discussion of this subject may be found in Part I, Item 1 of UPC's Annual Report on Form 10-K for the year ended December 31, 1995, under the caption GOVERNMENTAL SUPERVISION AND REGULATION OF FINANCIAL INSTITUTIONS which is hereby incorporated by reference in this Proxy Statement-Prospectus.

         Some of the many subjects of governmental regulation are: business expansion through acquisitions or otherwise, capital adequacy, the requirement of prompt corrective action under certain circumstances, restriction upon payments of dividends and making other distributions, support of subsidiary banks, limitations upon transactions with affiliates, FDIC Deposit Insurance assessments, standards for safety and soundness, limitations upon acceptance of brokered deposits, consumer protection, accounting, financial reporting and similar matters.





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
         In the area of FDIC insurance assessments, Federal regulators have recently reduced the annual premiums for most of the nation's banks, but not savings associations, as a result of having reached required capital levels in its Bank Insurance Fund ("BIF"). Under the new premium schedule, the annual premiums for banks range from a minimum of $2,000 per year to $.27 for every $100 of deposits as opposed to a range of $.23 to $.31 under the old assessment schedule. For a detailed description of FDIC insurance assessment requirements, see Part I, Item 1 of UPC's Annual Report on Form 10-K for the year ended December 31, 1995. Based on UPC's current deposit levels, it is estimated that UPC's deposit insurance expense will be reduced approximately $12 million annually. As of December 31, 1995, UPC had approximately $8.0 billion of deposits insured by the BIF and $1.4 billion of deposits insured by the Savings Association Insurance Fund ("SAIF").

         Several proposed bills have been introduced into the United States legislature, the main purpose of which is to provide additional capitalization of the SAIF and to provide funds to pay interest and/or principal on bonds issued to finance governmental costs associated with the savings and loan industry. A common feature of the proposed legislation is a one-time payment to the SAIF and BIF by both savings associations and banks. The consideration of these proposed bills is ongoing, and at this time it is impossible to state with accuracy the amounts, if any, Valley Federal and UPC, or any of their subsidiaries, will be required to pay in connection with any such legislation should it be passed, or the effect such payments, if any, will have on the financial condition of Valley Federal or UPC. See "Recent Developments Concerning UPC--Earnings Considerations Relating to Potential Special Regulatory Assessment".


               DESCRIPTION OF THE UPC COMMON AND PREFERRED STOCK


         UPC's Restated Charter ("Charter") currently authorizes the issuance of 100,000,000 shares of common stock having a par value of $5.00 per share (the "UPC Common Stock") and 10,000,000 shares of preferred stock having no par value (the "UPC Preferred Stock"). As of April 30, 1996, 45,964,718 shares of UPC Common Stock were issued and outstanding and approximately 1,128,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 502,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 4,370,524 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of April 30, 1996, 3,496,419 shares UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding. As of April 30, 1996, none of UPC's 250,000 authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY
GOVERNMENTAL AGENCY.

THE UPC COMMON STOCK

         General. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. Union Planters National Bank, a wholly-owned subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its street address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

         Dividends. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

         UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

         Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

         Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.





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
UPC PREFERRED STOCK

         Series A Preferred Stock. UPC's Charter provides for the issuance of up to 250,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A dated January 19, 1989, and filed February 1, 1989 (Commission File No. 0-6919) which is incorporated by reference herein.





         Series E Preferred Stock. 3,496,419 shares of Series E Preferred Stock were outstanding as of April 30, 1996. Up to 317,458 shares of Series E Preferred Stock are expected to be issued upon consummation of UPC's pending acquisition of ENB. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time or from time to time after March 31, 1997 at a redemption price of $25.00 per share plus any unpaid dividends. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances.


            CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

         Certain provisions of UPC's Charter and Bylaws and certain provisions of Tennessee law may have an anti-takeover effect in that they could prevent, discourage or delay a change in control of UPC. The following summary briefly describes certain of those provisions. The summary is not intended to be complete and is qualified in its entirety by reference to UPC's Charter and Bylaws and to applicable Tennessee law.

         Charter and Bylaw Provisions. Pursuant to UPC's Charter, the directors of UPC are elected for three-year terms of office, and approximately one-third of the members of the UPC Board are up for election each year. The Bylaws also provide that the affirmative vote of the holders of 66 2/3% of the outstanding shares of UPC Common Stock is required to remove any or all of the directors of UPC.

         The Charter requires the affirmative votes of the holders of 66 2/3% of the outstanding shares for approval of a merger, consolidation or a sale or lease of all or substantially all of the assets of UPC if the other party to the transaction is a beneficial owner of 10% or more of the outstanding shares of UPC. The Charter also requires the affirmative votes of the holders of 66 2/3% of the outstanding stock; to change the number, election and classification of directors; to give approval of certain transactions as described above; and to amend certain other provisions of the Charter.

         Share Purchase Rights Plan. In 1989, the UPC Board adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Unit Purchase Right ("Right") for each outstanding share of UPC Common Stock. Moreover, one Right was required to be, automatically and without further action by UPC, distributed in respect to each share of UPC Common Stock issued thereafter. The Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Rights would separate from UPC Common Stock and each holder of a Right (other than the potential acquiror) would be entitled to purchase certain equity securities at prices below their market value. UPC has authorized 250,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, but no shares have been issued as of the date of this Proxy Statement-Prospectus. Until a Right is exercised, the holders thereof, as such, will have no rights as shareholders of UPC, thus they would have no right to vote or to receive dividends on the Series A shares.

         Provisions of the Tennessee Code. As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which impose certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

         The Tennessee Business Combination Act (the "Tennessee BCA") generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "Interested Shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an Interested Shareholder unless the business combination or the transaction pursuant to which the Interested Shareholder became such was approved by the UPC Board before the Interested Shareholder became such, and the business combination satisfies any other applicable requirements imposed by law or by UPC's Charter or Bylaws.
The Tennessee BCA also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

         The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") restricts the voting powers of shares acquired by a party once a specific level of control is acquired unless certain conditions are met. Specifically, the Tennessee CSAA provides that "Control Shares" will not have the voting rights to which they normally would be entitled unless approved by the other shareholders at an annual or special meeting. "Control shares" are shares that, in the absence of the Tennessee CSAA, would give the acquiror voting power within any of the following ranges of all of the voting power of UPC: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more.

         The provisions described above might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66 2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board until at least the second annual meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation or other similar business combination unless the described conditions were met. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders promptly to replace the UPC Board or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board and management.


           EFFECT OF MERGER ON RIGHTS OF VALLEY FEDERAL SHAREHOLDERS

         At the Effective Date of the Merger, Valley Federal Record Shareholders automatically will become holders of the UPC Common Stock and their rights as holders of the UPC Common Stock will be determined by the Tennessee Business Corporation Act and by UPC's Charter and Bylaws. The following is a summary of the material differences in the rights of holders of UPC Common Stock and Valley Federal Common Stock.

REMOVAL OF DIRECTORS

         Valley Federal Directors may be removed with or without cause by the vote of the holders of a majority of the shares entitled to vote at any meeting called for that purpose provided that, if less than the entire board is to be removed, no one director may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

         UPC's Bylaws provide that directors may be removed with or without cause by vote of the holders of 66 2/3% or more of the outstanding shares entitled to vote generally in the election of directors.

REQUIRED SHAREHOLDER VOTES

         OTS regulations require the affirmative vote of 66 2/3% of shareholders with respect to any merger, consolidation or other business combination to which Valley Federal is a party. The UPC Charter provides that the vote of the holders of 66 2/3% or more of the shares entitled to vote shall be required to approve any merger or consolidation of UPC with or into any other corporation or the sale, lease, exchange or other disposition of substantially all of UPC's assets, if on the date a binding agreement is executed providing for such merger, sale or other disposition, the corporation, person or entity into which UPC would be merged or to which its assets would be sold is the beneficial owner of 10% or more of the outstanding capital stock of UPC. Otherwise, under Tennessee law and UPC's Charter, the affirmative vote of a majority of shareholders would be required to approve a merger, consolidation, or other business combination to which UPC is a party and which requires the consent of UPC shareholders under Tennessee law.

ELECTION OF DIRECTORS

         UPC's Charter and Valley Federal's Bylaws both provide for a classified board of directors consisting of three classes with staggered terms of three years each. Therefore, UPC and Valley Federal shareholders are entitled to elect only one class, i.e., approximately one-third of directors annually. To increase the number of UPC's directors, 66 2/3% of the directors then in office must concur. A majority of the Board of Directors may increase the number of Valley Federal directors.

AMENDMENT OF CHARTER AND BYLAWS

         Valley Federal's Charter provides that any amendment to the Valley Federal Charter must first be approved preliminarily by the OTS and thereafter approved by the holders of a majority of the votes eligible to be cast at a legal meeting of the shareholders. Pursuant to the Valley Federal Bylaws, the affirmative vote of a majority of the votes eligible to be cast is required for stockholders to amend the Bylaws. The UPC Charter requires the affirmative vote of 66 2/3% of the outstanding shares to amend certain provisions of UPC's Charter regarding the election of directors, the approval of certain mergers, consolidations or similar transactions and to amend certain other provisions; otherwise the affirmative vote of a majority of the votes eligible to be cast is required. The UPC Charter provisions may make it more difficult for shareholders of UPC to amend certain provisions of the UPC Charter. The UPC Bylaws, as with the Valley Federal Bylaws may be amended by the affirmative vote of a majority of the votes eligible to be cast.

SHARE PURCHASE RIGHTS PLAN

         As described above under "CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT--Share Purchase Rights Plan," UPC Common Stock has attached Rights, which may deter certain takeover proposals. Valley Federal does not have a rights plan.

LIMITATIONS ON CHANGES IN CONTROL

         As described above under CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT--Provisions of the Tennessee Code, UPC is subject to Tennessee law restrictions on changes in control. As a federally chartered savings bank headquartered in Alabama, these provisions are not currently applicable to Valley Federal as there is no similar provision under applicable federal law.


                    BUSINESS OF VALLEY FEDERAL SAVINGS BANK

GENERAL

         Valley Federal is a federal stock savings bank conducting business through its home office which is located at 501 North Montgomery Avenue, Sheffield, Alabama and three branch offices located in Florence, Tuscumbia and Muscle Shoals, Alabama.

         Valley Federal was chartered by the Federal Home Loan Bank Board ("FHLBB"), the predecessor to the OTS of the Department of the Treasury, in April 1934 as Sheffield Federal Savings and Loan Association. On October 15, 1987, Valley Federal converted from a federal mutual savings and loan association to a federal stock savings bank. Since 1935, Valley Federal has been a member of the FHLB and its savings deposits have been insured by SAIF or its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"). Valley Federal is subject to comprehensive regulation, examination and supervision by the OTS and the FDIC. For further discussion of regulation affecting Valley Federal, see "--Regulation."

         The principal business of Valley Federal consists of attracting savings deposits from the general public and originating mortgage loans for the purpose of financing or refinancing one-to-four family dwellings and other improved residential and commercial real estate. Valley Federal derives its income largely from interest and fees in connection with its lending activities. Its principal expenses are interest paid on savings deposits and operating expenses. In recent years, Valley Federal has been structuring its loan portfolio in order to make its assets more interest-rate sensitive. This has been accomplished by selling long term fixed rate loans and by originating for portfolio adjustable rate real estate loans and other loans which reprice more frequently than long-term residential mortgages. At September 30, 1995, adjustable rate loans, the majority of which mature or reprice within one year, constituted 52.5% of Valley Federal's total loan portfolio. Although Valley Federal continues to originate long-term fixed rate mortgage loans, all such loans are being originated to qualify for resale in the secondary market.

ASSET/LIABILITY MANAGEMENT

         The term "rate sensitivity" refers to those assets and liabilities which are "sensitive" to fluctuations in rates and yields. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. Savings institutions have historically operated in a mismatched position with their liabilities being greatly more interest-sensitive than their assets. Valley Federal is attempting, through investments in adjustable rate mortgages, consumer loans, commercial real estate loans and short-term investments, and the origination of long-term, fixed-rate loans intended to be eligible for sale in the secondary market, to achieve a better match between its assets and liabilities in terms of both interest rate volatility and maturities.

         The matching of Valley Federal's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net portfolio value. If Valley Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Valley Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If Valley Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, Valley Federal's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The OTS requires Valley Federal to measure its interest rate risk by computing estimated changes in the net present value of its cash flows from assets, liabilities and off-balance sheet items ("NPV") in the event of a range of assumed changes in market interest rates. These computations estimate the effect on Valley Federal's NPV of sudden and sustained 1% to 4% increases and decreases in market interest rates. Valley Federal's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in Valley Federal's estimated NPV of -20%, -35%, 50% and - 70% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. At September 30, 1995, based on information provided by the OTS, it was estimated that Valley Federal's NPV would decrease -2%, -7%, -15% and -25% and increase 3%, 8%, 13% and 22% in the event of 1%, 2%, 3% and 4% increases and decreases in market interest rates, respectively. These calculations indicate that Valley Federal's net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. These calculations indicate that Valley Federal would not be deemed to have more than a normal level of interest rate risk under risk-based regulatory capital requirements. See "Regulation -- Regulatory Capital Requirements." Changes in interest rates also may affect Valley Federal's net interest income, with increases in rates expected to decrease income and decreases in rates expected to increase income, as Valley Federal's interest-bearing liabilities would be expected to mature or reprice more rapidly than the Saving Bank's interest-earning assets.

         While management does not expect current interest rates to have a material adverse effect on Valley Federal's NPV or net interest income in the future, management cannot predict future interest rates or their effects on Valley Federal's NPV or net interest income. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, may have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         Valley Federal's Board of Directors is responsible for reviewing Valley Federal's asset and liability policies. The Board reviews interest rate risk and trends, as well as liquidity and capital ratios and requirements, at least monthly. Valley Federal's management is responsible for administering the policies and determinations of the Board of Directors with respect to Valley Federal's asset and liability goals and strategies. Management expects that Valley Federal's asset and liability policies and strategies will continue as described above so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table sets forth information concerning Valley Federal's interest-earning assets, interest-bearing liabilities, net interest income, interest rate spreads and net yields on average interest-earning assets during the periods indicated. Average balance calculations are based on daily balances.

                                                                             Year Ended September 30,
                                                          -----------------------------------------------------------------
                                                                         1995                               1994
                                                          ------------------------------      -----------------------------
                                                          Average                Average      Average               Average
                                                          Balance     Interest    Yield       Balance    Interest    Yield
                                                          -------     --------   -------      -------    --------   -------
 Assets:
   Interest-earning assets:
   Loans . . . . . . . . . . . . . . . . . . . . . . .    $ 93,205    $7,520     8.07%       $ 83,149    $  6,798     8.18%
   Less allowance for possible loan losses . . . . . .        (820)                              (745)
                                                          --------    ------                 --------    --------
     Total loan portfolio, net . . . . . . . . . . . .      92,385     7,520     8.07          82,404       6,798     8.18
   Mortgage-backed securities, net . . . . . . . . . .      20,530     1,264     6.16          26,453       1,237     4.68

   Investments (include certificates of deposit) . . .       3,334       135     4.05           9,963         309     3.10
   FHLB stock  . . . . . . . . . . . . . . . . . . . .         742        53     7.14             813          68     8.36
                                                          --------    ------                 --------    --------
     Total interest-earning assets . . . . . . . . . .     116,991     8,972     7.67         119,633       8,412     7.03
   Other assets  . . . . . . . . . . . . . . . . . . .       7,285    ------                    2,482    --------
                                                          --------                           --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .    $124,276                           $122,115
                                                          ========                           ========

 Liabilities and stockholders' equity:
   Interest-bearing liabilities:
   NOW, Super NOW and VIP accounts . . . . . . . . . .    $ 22,475    $  799     3.56%       $ 28,841    $    852     2.95%
   Money market demand accounts  . . . . . . . . . . .       2,093        67     3.20           2,343          66     2.82
   Passbook accounts . . . . . . . . . . . . . . . . .       8,832       244     2.76          10,649         294     2.76
   Certificate accounts  . . . . . . . . . . . . . . .      71,037     3,811     5.36          64,456       2,958     4.59
                                                          --------    ------                 --------    --------
   Total deposit accounts  . . . . . . . . . . . . . .     104,437     4,921     4.71         106,289       4,170     3.92
   Short-term borrowings (include FHLB advances) . . .       8,754       567     6.48           4,573         202     4.42
                                                          --------    ------                 --------    --------

 Total interest-bearing liabilities  . . . . . . . . .     113,191     5,488     4.85         110,862       4,372     3.94
   Other liabilities . . . . . . . . . . . . . . . . .       1,465    ------                    1,868    --------
                                                          --------                           --------
 Total liabilities . . . . . . . . . . . . . . . . . .     114,656                            112,730
 Stockholders' equity  . . . . . . . . . . . . . . . .       9,620                              9,385
                                                          --------                           --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .    $124,276                           $122,115
                                                          ========                           ========

 Rate differential(a)  . . . . . . . . . . . . . . . .                           2.82                                 3.09
 Net interest income and net yield
   on interest-earning assets(b) . . . . . . . . . . .                $3,484     2.98                    $  4,040     3.38
                                                                      ======                             ========

                                                                Year Ended September 30,
                                                            ------------------------------
                                                                          1993
                                                            ------------------------------
                                                            Average                Average
                                                            Balance     Interest    Yield
                                                            -------     --------   -------
 Assets:
   Interest-earning assets:
   Loans . . . . . . . . . . . . . . . . . . . . . . .      $ 75,372    $  6,703     8.89%
   Less allowance for possible loan losses . . . . . .          (390)       --
                                                            --------    --------
     Total loan portfolio, net . . . . . . . . . . . .        74,982       6,703     8.89
   Mortgage-backed securities, net . . . . . . . . . .        31,252       1,873     5.99

   Investments (include certificates of deposit) . . .        10,870         425     3.91
   FHLB stock  . . . . . . . . . . . . . . . . . . . .           970          78     8.04
                                                            --------    --------
     Total interest-earning assets . . . . . . . . . .       118,074       9,079     7.69
   Other assets  . . . . . . . . . . . . . . . . . . .         6,329    --------
                                                            --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .      $124,403
                                                            ========

 Liabilities and stockholders' equity:
   Interest-bearing liabilities:
   NOW, Super NOW and VIP accounts . . . . . . . . . .      $ 30,162    $  1,045     3.46%
   Money market demand accounts  . . . . . . . . . . .         2,395          76     3.17
   Passbook accounts . . . . . . . . . . . . . . . . .        10,087         320     3.17
   Certificate accounts  . . . . . . . . . . . . . . .        68,013       3,333     4.90
                                                            --------    --------
   Total deposit accounts  . . . . . . . . . . . . . .       110,657       4,774     4.31
   Short-term borrowings (include FHLB advances) . . .         2,587          86     3.32
                                                            --------    --------

 Total interest-bearing liabilities  . . . . . . . . .       113,244       4,860     4.29
   Other liabilities . . . . . . . . . . . . . . . . .         2,508    --------
                                                            --------
 Total liabilities . . . . . . . . . . . . . . . . . .       115,752
 Stockholders' equity  . . . . . . . . . . . . . . . .         8,651
                                                            --------
 Total . . . . . . . . . . . . . . . . . . . . . . . .      $124,403
                                                            ========

 Rate differential(a)  . . . . . . . . . . . . . . . .                               3.40
 Net interest income and net yield
   on interest-earning assets(b) . . . . . . . . . . .                   $ 4,219     3.57%
                                                                         =======


- ---------------
(a) Represents spread between average interest-earning assets and average interest-bearing liabilities.
(b)  Represents net interest income from average total interest-earning assets.

YIELDS EARNED AND RATES PAID

         Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on its interest-earning assets and rates of interest paid on its interest-bearing liabilities and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Thrift institutions have traditionally used interest rate spreads as a measure of net interest income. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest earning assets.

         The following tables set forth for the periods and at the date indicated, the weighted average yields earned on Valley Federal's assets, the weighted average interest rates paid on Valley Federal's liabilities, together with the interest rate spread and net yield on interest-earning assets. The weighted average yields are computed on a daily basis.


                                                                                                    At
                                                              Years Ended September 30,        September 30,
                                                             ---------------------------       -------------

                                                             1993        1994      1995            1995
                                                             ----        ----      ----            ----
 Weighted average yield on loans receivable, net . . .       8.89%       8.18%     8.07%           8.07%

 Weighted average yield on mortgage-backed
   securities, net . . . . . . . . . . . . . . . . . .       5.99        4.68      6.16            5.67

 Weighted average yield on investments and
   interest-bearing deposits . . . . . . . . . . . . .       3.91        3.10      4.05            6.79

 Weighted average yield on other interest-
   earning assets - FHLB stock . . . . . . . . . . . .       8.04        8.36      7.14            7.15

 Weighted average yield on all interest-
   earning assets  . . . . . . . . . . . . . . . . . .       7.69        7.03      7.67            7.68

 Weighted average rate paid on deposits  . . . . . . .       4.31        3.92      4.71            5.14

 Weighted average rate paid on FHLB advances . . . . .       3.32        4.42      6.48            7.05

 Weighted average rate paid on all
   interest-bearing liabilities  . . . . . . . . . . .       4.29        3.94      4.85            5.16

 Interest rate spread (spread between weighted
   average rate on all interest-earning assets
   and all interest-bearing liabilities) . . . . . . .       3.40        3.09      2.82            2.52

 Net yield (net interest income (expense) as a
   percentage of average interest-earning assets . . .       3.57        3.38      2.98            3.29


RATE/VOLUME ANALYSIS

         The table below sets forth certain information regarding changes in interest income and interest expense of Valley Federal for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rates (change in rate multiplied by old volume).

                                                                   Year Ended September 30,
                                      --------------------------------------------------------------------------------
                                        1993      vs.    1992      1994     vs.       1993       1995     vs.   1994
                                      ------------------------     -----------------------     -----------------------
                                         Increase (Decrease)          Increase (Decrease)        Increase (Decrease)
                                                Due to                      Due to                      Due to
                                      ------------------------     -----------------------     -----------------------
                                      Amount    Volume    Rate     Amount   Volume    Rate     Amount   Volume    Rate
                                      ------    ------    ----     ------   ------    ----     ------   ------    ----
                                                                (Dollars are in thousands)
Interest income:
  Loans, net  . . . . . . . . . . .  $  (550)   $ 197  $  (747)   $  95   $  657   $  (562)   $  722    $ 814   $ (92)
  Mortgage-backed securities, net .     (335)      72     (407)    (586)    (264)     (322)       27     (313)    340
  Investments (includes
    certificates of deposits)   . .     (157)     128     (285)    (184)     (33)     (151)     (174)    (249)     75
  Other interest-earning assets
    -FHLB stock . . . . . . . . . .       18        5       13        8      (14)       22       (15)      (6)     (9)
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Total interest income . . . . . . .   (1,024)     402   (1,426)    (667)     346    (1,013)      560      246     314
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Interest expense:
  Deposit accounts  . . . . . . . .   (1,454)    (137)  (1,317)    (604)    (198)     (406)      751       57     694
  Short-term borrowings
    (includes FHLB advances)  . . .       86       86       --      116       88        28       365      271      94
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Total interest expense  . . . . . .   (1,368)      51   (1,317)    (488)    (110)     (378)    1,116      328     788
                                     -------    -----  -------    -----   ------   -------    ------    -----   -----
Net change in net interest income .  $   344    $ 453  $  (109)   $(179)  $  456   $  (635)   $ (556)   $ (82)  $(474)
                                     =======    =====  =======    =====   ======   =======    ======    =====   =====

LENDING ACTIVITIES

         GENERAL. The principal lending activity of Valley Federal historically has been the origination of conventional first mortgage single-family loans. Valley Federal also makes loans on two-to-four family dwelling units, multi-family dwelling units, commercial real estate and other improved real estate. To a lesser extent, Valley Federal also makes consumer loans.

         In an effort to make the yields on its loan portfolio and investments more interest rate sensitive, Valley Federal has implemented a number of measures in recent years. Those measures include: (i) origination of mortgage loans with adjustable interest rates including adjustable rate mortgage loans on residential properties and (ii) adoption of a policy under which Valley Federal generally originates long-term, fixed-rate mortgage loans intended to qualify for sale in the secondary market. At September 30, 1995, $92.4 million (or 96.2%) of Valley Federal's loans receivable were comprised of loans that were other than long-term, fixed-rate loans (which historically have been the industry's traditional area of lending activity). These lending policies were adopted to shorten the term of Valley Federal's assets and make them less susceptible to interest rate volatility.

         At September 30, 1995, Valley Federal's loan portfolio, including mortgage-backed securities, totaled $116.1 million or 92.2% of its total assets. On that date, $62.6 million or 65.2% of the total loan portfolio consisted of loans secured by mortgages on single family dwellings and the remainder consisted of loans secured by two-to-four family and multi-family residential properties, and commercial real estate loans, while the remainder of the loan portfolio consisted of savings account, home improvement and other loans.

         The loans-to-one-borrower limits applicable to national banks apply to savings institutions in the same manner and to the same extent. With certain exceptions, loans and extensions of credit to a person outstanding at one time and not fully secured shall not exceed 15% of the unimpaired capital and surplus of the savings institution. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. At September 30, 1995, the maximum amount which Valley Federal ordinarily could have loaned to one borrower and the borrower's related entities was approximately $1.5 million.

         Federal regulations limit the amount which federally-chartered thrift institutions may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Valley Federal's lending policies, generally limit the maximum loan-to-value ratio on residential mortgage loans to 80% of the lesser of the appraised value or purchase price, with the condition that private mortgage insurance and an escrow account for taxes and insurance be required on any home loans with loan-to-value ratios in excess of 80%. The loan-to-value ratio, maturity and other provisions of the loans made by Valley Federal have generally reflected the policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions, and underwriting standards established by Valley Federal.

LOAN AND MORTGAGE-BACKED SECURITIES PORTFOLIO ANALYSIS. Set forth below is selected data relating to the composition of Valley Federal's loan portfolio by type of loan and type of security on the dates indicated.

                                                                                     At September 30
                                                            ------------------------------------------------------------
                                                                  1993                      1994               1995
                                                            -----------------         -----------------   --------------
                                                               $         %               $          %        $      %
                                                               -         -               -          -        -      -
          Type of Loan:
          Conventional real estate loans:
            Interim construction loans  . . . . . . . .     $  7,775      7.1%        $  3,052      2.7%  $  5,146   4.4%
            Loans on existing property (1)  . . . . . .       64,256     58.8           80,306     72.0     81,742  70.4
            Lease financing loans . . . . . . . . . . .        2,613      2.4            2,638      2.3      3,053   2.6
          Mortgage-backed securities  . . . . . . . . .       31,277     28.6           22,865     20.5     20,087  17.3

          Consumer loans:
            Savings account loans . . . . . . . . . . .          800      0.7              819      0.7        921   0.8
            Home improvement loans  . . . . . . . . . .        2,822      2.6              221      0.2        320   0.3
            Other . . . . . . . . . . . . . . . . . . .        3,068      2.8            4,708      4.2      6,313   5.4

          Less:
            Loans in process  . . . . . . . . . . . . .       (2,871)    (2.6)          (2,040)    (1.8)      (939) (0.8)
            Discounts and other . . . . . . . . . . . .           (1)      --               --       --         --    --
            Deferred loan fees  . . . . . . . . . . . .         (158)    (0.1)            (162)    (0.1)       (61) (0.1)

            Allowance for losses  . . . . . . . . . . .         (344)    (0.3)            (795)    (0.7)      (462) (0.3)
                                                            --------    -----         --------    -----   -------- -----
              Total . . . . . . . . . . . . . . . . . .     $109,237    100.0%        $111,612    100.0%  $116,120 100.0%
                                                            ========    =====         ========    =====   ======== =====

          Residential real estate:
            Single family (2) . . . . . . . . . . . . .     $ 55,678     50.9%        $ 58,913     52.8%  $ 62,575  53.9%
            Two - four family . . . . . . . . . . . . .        4,783      4.4            3,886      3.5      3,301   2.8
          Other dwelling units  . . . . . . . . . . . .        5,193      4.7            3,175     12.8      4,276   3.7
          Commercial or industrial real estate  . . . .        7,276      6.7           14,671     13.1     16,706  14.4
          Mortgage-backed securities  . . . . . . . . .       31,277     28.6           22,865     20.5     20,087  17.3
          Savings accounts  . . . . . . . . . . . . . .          800      0.7              819      0.7        921   0.8
          Other . . . . . . . . . . . . . . . . . . . .        7,604      7.0           10,280      9.2      9,716   8.3

          Less:
            Loans in process  . . . . . . . . . . . . .       (2,871)    (2.6)          (2,040)    (1.8)      (939) (0.8)
            Discounts and other . . . . . . . . . . . .           (1)      --               --       --         --
            Deferred loan fees  . . . . . . . . . . . .         (158)    (0.1)            (162)    (0.1)       (61) (0.1)
            Allowance for losses  . . . . . . . . . . .         (344)    (0.3)            (795)    (0.7)%     (436) (0.3)
                                                            --------    -----         --------    -----   -------- -----
              Total . . . . . . . . . . . . . . . . . .     $109,237    100.0%        $111,612    100.0%  $116,120 100.0%
                                                            ========    =====         ========    =====   ======== =====





- -----------------
(1)     Includes construction loans converted to permanent loans.
(2)     Includes lease financing loans.

         RESIDENTIAL LOANS. The primary lending activity of Valley Federal has been the granting of conventional loans to enable borrowers to purchase existing homes or refinance existing mortgages. Mortgage loans made by Valley Federal are generally long-term loans, amortized on a monthly basis, with principal and interest due each month. The initial contractual loan payment period for residential loans typically ranges from 15 to 30 years. Valley Federal's experience indicates that real estate loans generally remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans at their option, subject to any prepayment penalty provisions when included in the note. Valley Federal requires mortgage title insurance on all mortgage loans and hazard insurance at least in the amount covering replacement value.

         Valley Federal has offered renegotiable rate mortgages and adjustable rate mortgages that have rate adjustments each year based upon the federal National Monthly Median Cost of Funds Index or the One Year Treasury Bill rate adjusted to a constant maturity. The interest rates on most of these mortgages are adjustable once a year with limitations on upward adjustments of 2% per year and 6% over the life of the loan. The majority of these loans have ceilings of 14.5% for the life of the loan.

         Because of market demands, Valley Federal continues to originate long-term fixed rate residential loans. However, Valley Federal generally does not retain these loans in its portfolio but rather packages them in accordance with the guidelines of the Federal Home Loan Mortgage Corporation for immediate resale in the secondary market. All such loans are sold on a non-recourse basis. Valley Federal continues to service almost all loans sold in the secondary market and as of September 30, 1995, Valley Federal was servicing $34.9 million of loans sold.

         COMMERCIAL REAL ESTATE AND COMMERCIAL BUSINESS LOANS. Valley Federal makes and participates in commercial property loans including loans secured by multi-family apartment projects with more than four units and commercial business loans, which constituted approximately $25.5 million or approximately 26.6% of Valley Federal's loan portfolio at September 30, 1995. These loans are typically secured by improved real estate, and also by non-real estate collateral including accounts receivable, inventory and chattel equipment. Permanent commercial loans are made in amounts up to 80% of the appraised value of the property and generally have 10 to 30 year terms with interest rates that adjust every one or three years based on the one- or three-year Treasury Security Index or the federal National Monthly Median Cost of Funds Index. Commercial real estate loans are generally made in amounts between $100,000 and $1.0 million. Valley Federal has purchased interests in commercial real estate loans that have been originated by other institutions. The majority of these loans are secured by properties located in Alabama, Florida or Georgia and the amount of such loans is generally between $100,000 and $1.2 million.
Commercial real estate and multi-family residential lending entails significant additional risks, compared to residential property lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments, and as such may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risks, Valley Federal reviews the financial condition of the lending entity originating the loan and its lending capabilities. Valley Federal also reviews the completed credit package submitted on behalf of the borrower by the lending entity. Personal inspections of the property to serve as collateral are made to determine the accuracy of the appraisal information.

         The aggregate amount of loans which a federal savings institution may make on the security of liens on non-residential real property may not exceed 400% of the institution's regulatory capital.

         CONSUMER AND OTHER LOANS. The consumer loans granted by Valley Federal have included loans on automobiles, boats and other consumer goods, loans secured by savings accounts and signature loans. Consumer loans have up to a five year term and a fixed interest rate. Valley Federal has originated second mortgage loans for home improvement and other purposes. These loans generally have an amortization of ten years, with a call provision at the end of five years. Valley Federal generally limits the loan-to-value ratios on its secured consumer loans to 65% to 90% depending on the type of collateral securing the loan. As of September 30, 1995, consumer loans outstanding were $7.6 million or approximately 7.9% of the Savings Bank's total loan portfolio. Valley Federal believes that the shorter term and the normally higher interest rates available on various types of consumer loans have been helpful in maintaining a profitable spread between Valley Federal's average loan yield and its cost of funds. Such loans, however, pose a greater risk of collectibility.

         LOAN AND MORTGAGE-BACKED SECURITIES MATURITY SCHEDULE. The following table sets forth certain information at September 30, 1995 regarding the dollar amount of loans and mortgage-backed certificates maturing in Valley Federal's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

                                 Due        Due 1 through    Due 2       Due 3        Due 5        Due 10         Due
                              During the       2 years     through 3     though 5    through 10   through 15    after 15
                              Year Ending       after     years after  years after  years after  years after  years after
                                9/30/96        9/30/95      9/30/95      9/30/95      9/30/95      9/30/95      9/30/95      Total
                              -----------      --------    -----------  -----------  ----------- -----------  ----------     -----
                                                                (In thousands)
Real estate mortgage (1)  . .   $ 5,340        $2,419       $  2,111     $  9,606    $  4,625     $ 9,247      $33,750      $ 67,098
Real estate construction  . .     3,075            --             --           --          --          --           --         3,075
Commercial (2)  . . . . . . .     4,168         1,706          1,046        8,554       1,015       1,576        3,141        21,206
Consumer  . . . . . . . . . .     2,652           763            817        1,844          40          --           --         6,116
                                -------        ------       --------     --------    --------     -------      -------      --------
    Total loans . . . . . . .   $15,235        $4,888       $  3,974     $ 20,004    $  5,680     $10,823      $36,891      $ 97,495
                                =======        ======       ========     ========    ========     =======      =======      ========
Total mortgage-backed
  securities  . . . . . . . .   $ 1,923        $  653       $  4,411     $  5,348    $  2,299     $ 1,516      $ 3,937      $ 20,087
                                =======        ======       ========     ========    ========     =======      =======      ========

- ---------------
(1)     Excludes commercial real estate mortgage loans.
(2) Includes commercial real estate mortgage loans and commercial business loans.


         The next table sets forth the dollar amount of all loans and mortgage-backed securities due after one year from September 30, 1995 which have predetermined interest rates and have floating or adjustable interest rates.

                                                         Predetermined             Floating or
                                                             Rates              Adjustable Rates              Total
                                                         -------------          ----------------              -----
                                                                                 (In thousands)
          Real estate mortgage (1)  . . . . . . . . .      $  14,688                $  47,077               $   61,765
          Real estate construction  . . . . . . . . .
          Commercial (2)  . . . . . . . . . . . . . .         15,638                    1,400                   17,038
          Installment . . . . . . . . . . . . . . . .          3,083                      381                    3,464
                                                           ---------                ---------               ----------
            Total loans . . . . . . . . . . . . . . .      $  33,409                $  48,858               $   82,267
                                                           =========                =========               ==========

            Total mortgage-backed securities  . . . .      $  15,052                $   3,112               $   18,164
                                                           =========                =========               ==========

- ---------------
(1)     Excludes commercial real estate mortgage loans
(2) Includes commercial real estate mortgage loans and commercial business loans.

         LOAN SOLICITATION AND PROCESSING. Loan originations primarily come from walk-in customers. The Loan Committee is responsible for underwriting and approval of all loans up to $350,000. This committee is composed of four officers of Valley Federal. Any loan in excess of $350,000 has to be approved by the Executive Loan Committee which is composed of three members of the Board of Directors.

         Upon receipt of a loan application from a prospective borrower, a credit report and verification are ordered to verify specific information relating to the loan applicant's employment, income and credit standing. An appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser.

         All appraisals performed in connection with mortgages made by Valley Federal must be performed by state-certified or state-licensed appraisers. Appraisals by state-certified appraisers are required for all such transactions having a value of $1.0 million or more. The OTS has adopted regulations requiring that all real estate-related financial transactions engaged in by savings institutions and having a transaction value of $250,000 or more, other than those involving appraisals of one-to-four family properties, shall require an appraisal performed by a state-certified appraiser. One-to-four family residential property financing may require an appraisal from a state-certified appraiser if the amount involved exceeds $1.0 million or if the financing involves a "complex" one-to-four family property appraisal. Exceptions are made for financing in which the transaction value is $50,000 or less or when the lien is not necessary security.

         Loan applicants are promptly notified of the decision of Valley Federal by a letter setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of real estate to be mortgaged to Valley Federal, and the notice of requirement of insurance coverage to be maintained to protect Valley Federal's interest. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral and it must be maintained during the full term of the loan. In addition, all loans originated require title insurance policies or an attorney's title opinion.

         LOAN PURCHASES AND SALES. Valley Federal has engaged in selling in the secondary market certain loans it has originated. Such loans sold are generally fixed-rate, long-term mortgage loans. These loans are sold primarily to FHLMC. During the years ended September 30, 1993, 1994 and 1995 the Savings Bank sold $16.3 million, $21.9 million and $5.3 million of loans and mortgage-backed securities, respectively.

         The sale of loans in the secondary mortgage market reduces Valley Federal's risk that the interest rates it pays on deposits will escalate while holding long-term, fixed-rate loans in its portfolio and allows Valley Federal to continue to make loans during periods when savings flows decline or funds are not otherwise available for lending purposes. In connection with such sales, Valley Federal generally retains the servicing of the loans (e.g., collection of principal and interest payments), for which it generally receives a fee payable monthly of 1/4% to 1/2% per annum of the unpaid balance of each loan. As of September 30, 1995, the Savings Bank was servicing loans for others aggregating $34.9 million.

         In addition to originating loans, Valley Federal has purchased real estate loans in the secondary market. Valley Federal's purchases in the secondary market are dependent upon the demand for mortgage credit in the local market area and the inflow of funds from traditional sources. Purchases of loans enable Valley Federal to utilize available funds more quickly particularly where sufficient loan demand for products such as adjustable mortgage loans is not obtainable locally. The Bank also purchases adjustable rate mortgage-backed securities with short-term average lives to enhance interest rate risk. During the years ended September 30, 1993, 1994 and 1995 Valley Federal purchased $13.6 million, $15.4 million and $3.2 million, respectively of mortgage-backed securities.

         Set forth below is a table showing Valley Federal's loan and mortgage backed securities, origination, purchase and sales activity for the periods indicated.

                                                                      Years Ended September 30,
                                                      ------------------------------------------------------
                                                        1993                   1994                  1995
                                                      ---------              ---------             ---------
                                                                           (In thousands)
Loans Originated:
  Real estate loans:
  Conventional:
    Construction loans  . . . . . . . . . . . . .     $   5,219              $   8,838             $   7,062
    Loans for purchase of existing property . . .         8,513                 11,103                16,459
    Loans refinanced  . . . . . . . . . . . . . .        12,457                 14,723                 8,358
                                                      ---------              ---------             ---------
  Total real estate originations  . . . . . . . .        26,189                 34,664                31,879
  Other originations  . . . . . . . . . . . . . .         8,485                 12,264                14,628
                                                      ---------              ---------             ---------
Total loan originations . . . . . . . . . . . . .        34,674                 46,928                46,507
                                                      ---------              ---------             ---------
Loans and Mortgage-Backed Securities Purchased:
  Loans . . . . . . . . . . . . . . . . . . . . .           827                     --                    --
  Mortgage-backed securities, net of
   premiums (discounts) . . . . . . . . . . . . .        13,618                 15,430                 3,187
                                                      ---------              ---------             ---------
Total loans and mortgage-backed securities
  purchased . . . . . . . . . . . . . . . . . . .        14,445                 15,430                 3,187
                                                      ---------              ---------             ---------
Loans and Mortgage-Backed
 Securities Sold:
  Loans . . . . . . . . . . . . . . . . . . . . .        14,608                  9,290                 2,664
  Mortgage-backed securities, net of
   premiums (discounts) . . . . . . . . . . . . .         1,698                 12,655                 2,671
                                                      ---------              ---------             ---------
Total loans and mortgage-backed securities sold .        16,306                 21,945                 5,335
                                                      ---------              ---------             ---------
Repayments:
  Loans . . . . . . . . . . . . . . . . . . . . .        15,640                 25,650                36,244
  Mortgage-backed securities  . . . . . . . . . .        16,565                 11,187                 3,301
                                                      ---------              ---------             ---------
    Total repayments  . . . . . . . . . . . . . .        32,205                 36,837                39,545
                                                      ---------              ---------             ---------
Provision for loan losses . . . . . . . . . . . .          (361)                  (180)                 (306)
                                                      ---------              ---------             ---------
Increase in portfolio of loans and
  mortgage-backed securities  . . . . . . . . . .     $     247              $   3,396             $   4,508
                                                      =========              =========             =========


                 LOAN COMMITMENTS. Valley Federal issues commitments to prospective borrowers to make loans conditioned upon the occurrence of certain events. Such commitments are made on specified terms and conditions, and are honored for 30 days from approval with no additional fees required. Valley Federal charges a non-refundable commitment fee equal to 1% of the actual amount of committed funds on all single-family construction loans. Valley Federal had outstanding commitments to originate mortgage loans aggregating $500,000 at September 30, 1995. Valley Federal had no outstanding commitments to purchase loans at September 30, 1995. These commitments are issued for both adjustable-rate mortgages and fixed-rate mortgages.

                 LOAN ORIGINATION AND OTHER FEES. In addition to interest earned on loans, Valley Federal receives loan origination fees or "points" for originating loans. Loan points are a percentage of the principal amount of the mortgage loan which are charged to the borrower for creation of the loan. The volume of loan origination and commitment fees vary with the volume and type of loans and mortgage markets, which in turn respond to the demand for and availability of money. Generally accepted accounting principles limit immediate recognition of loan origination fees as revenues and require that such income (net of certain loan origination costs) for each loan be amortized over the contractual life of such loans. Valley Federal recognized as current income other loan fees and service charges of $646,589, $561,650 and $489,433 for the years ended September 30, 1993, 1994 and 1995, respectively.

                 Valley Federal also receives other fees and charges relating to existing loans, which include late charges and other fees collected in connection with a change in borrower or other loan modifications. These fees and charges have not constituted a material source of income to the Savings Bank.

                 COLLECTION PROCEDURES. Valley Federal's collection procedures provide that when a loan is ten to 30 days delinquent, the borrower will be contacted by mail and payment requested. After a delinquency of 20 days, a late charge is assessed. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower. In certain instances, Valley Federal may modify the loan or grant a limited moratorium on loan payments to enable the borrower to reorganize his financial affairs. If the loan continues in a delinquent status for 90 to 120 days or more, Valley Federal generally will initiate foreclosure proceedings.

                 NON-PERFORMING ASSETS AND ASSET CLASSIFICATION. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Residential and commercial mortgage loans and commercial business loans are placed on non-accrual status when either principal or interest is 90 days or more past due unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

                 Real estate acquired by Valley Federal as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is carried at the lower of fair value or balance of the loan on the property, net of any write-downs subsequently determined to be necessary to reduce the carrying value to estimated net realizable value.

                 The following table sets forth information with respect to Valley Federal's non-performing assets for the periods indicated. At the dates shown, Valley Federal had no accruing loans which were contractually past due 90 days or more.

                                                                 At September 30,
                                                      ---------------------------------------
                                                        1993           1994            1995
                                                        ----           ----            ----
                                                              (Dollars in thousands)
Non-accrual loans:
  Real Estate:
   Residential  . . . . . . . . . . . . . . . . .     $   135        $    380        $    172
   Commercial . . . . . . . . . . . . . . . . . .          16             326             760
  Commercial Business . . . . . . . . . . . . . .          18             551              44
  Consumer  . . . . . . . . . . . . . . . . . . .          --              26               8
                                                      -------        --------        --------
                                                          169           1,283             984
Restructured Loans:
  Real Estate:
    Residential . . . . . . . . . . . . . . . . .          21              --              --
      Total . . . . . . . . . . . . . . . . . . .     $   190        $  1,283        $    984
                                                      =======        ========        ========
Percentage of Total Loans . . . . . . . . . . . .        0.61%           1.45%           1.02%
                                                      =======        ========        ========
Other Non-Performing Assets (1) . . . . . . . . .     $   166        $     59        $     --
                                                      =======        ========        ========

- ---------------
(1) Other non-performing assets represents property acquired by Valley Federal through foreclosure or repossession. This property is carried at the lower of fair value or balance of the loan on the property, net of any write-downs subsequently determined to be necessary to reduce the carrying value to estimated net realizable value.


         At September 30, 1995, none of Valley Federal's accruing loans which were contractually past due 90 days or more exceeded $150,000, except for the following: (i) a $234,000 participation in a loan secured by an apartment complex in Auburn, Alabama. The owners of the complex filed for bankruptcy protection. Valley Federal is seeking to proceed with foreclosure and has allocated $58,000 of its allowance for loan losses to this loan, and management does not expect Valley Federal to incur any further loss on this loan, and (ii) three loans totaling $528,000 secured by apartment complexes located in Lauderdale County. Valley Federal has allocated $76,000 of its allowance for loan losses to these loans, and management does not expect the Savings Bank to incur any further loss on these loans.

         At September 30, 1995, there were no loans other than those disclosed above where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosing such loans as past due, nonaccrual or restructured loans.

         The following table sets forth an analysis of Valley Federal's allowance for possible loan losses for the periods indicated.

                                                               Year Ended September 30,
                                                      ----------------------------------------
                                                        1993           1994            1995
                                                        ----           ----            ----
                                                               (Dollars in thousands)
     Balance at Beginning of Period   . . . . . .     $    422       $     344       $     795
                                                      --------       ---------       ---------
     Loans Charged-Off:
       Residential Real Estate  . . . . . . . . .           --              35               1
      Commercial Business   . . . . . . . . . . .          342              86             620
      Consumer  . . . . . . . . . . . . . . . . .          169              31              34
                                                      --------       ---------       ---------
     Total Charge-Offs  . . . . . . . . . . . . .          511             152             655
                                                      --------       ---------       ---------
     Recoveries:
         Residential Real Estate  . . . . . . . .           --               2               1
       Commercial Business  . . . . . . . . . . .           39             414               5
       Consumer   . . . . . . . . . . . . . . . .           13               6              10
                                                      --------       ---------       ---------
     Net Loans Charged-Off  . . . . . . . . . . .          459            (270)            639
                                                      --------       ---------       ---------
     Provision for Possible Loan Losses   . . . .          361             180             306
                                                      --------       ---------       ---------
     Balance at End of Period   . . . . . . . . .     $    344       $     795       $     462
                                                      ========       =========       =========

     Ratio of Net Charge-Offs to Average
      Loans Outstanding During the Period   . . .         .583%          (.325)%         0.686%
                                                      ========       =========       =========

     The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and, except with respect to the allowance for commercial loans, which reflects a specific reserve against a particular loan, does not restrict the use of the allowance to absorb losses in any category.

                                                                    At September 30,
                                                      ----------------------------------------
                                                        1993            1994            1995
                                                        ----            ----            ----
                                                               (Dollars in thousands)
     Loans:
       Real Estate - Mortgage
         Residential  . . . . . . . . . . . . . .     $    249       $     214       $     176
         Commercial   . . . . . . . . . . . . . .           --              58             102
       Real Estate - Construction   . . . . . . .           --              --              16
       Commercial Business  . . . . . . . . . . .           --             276             118
       Consumer   . . . . . . . . . . . . . . . .           95             247              50
                                                      --------       ---------       ---------
         Total Allowance for Loan Losses  . . . .     $    344       $     795       $     462
                                                      ========       =========       =========



         Federal regulations require insured institutions to classify their assets on a regular basis. Under the regulations, assets are subject to evaluation under a classification system that has three categories: (i) Substandard, (ii) Doubtful and (iii) Loss. The regulations also create a Special Mention designation, described as assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention.

         An asset is classified Substandard if it is determined to involve a distinct possibility that the insured institution could sustain some loss if deficiencies associated with the loan, such as inadequate documentation, are not corrected. An asset is classified as Doubtful if full collection is highly questionable or improbable. An asset is classified as Loss if it is considered uncollectible, even if a partial recovery could be expected in the future. Assets classified as

Substandard or Doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified Loss, the insured institution must either establish specified allowances for loan losses in the amount of 100 percent of the portion of the asset classified Loss, or charge off such amount.

         At September 30, 1995, Valley Federal had classified $120,000 of assets as Doubtful, $1.5 million as Substandard and $1.5 million on a watch list, based on management's review of Valley Federal's portfolio. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, classify them.

RESERVES FOR LOSSES ON LOANS AND REAL ESTATE

         In making loans, Valley Federal recognizes the fact that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

         It is management's policy to maintain reserves for estimated losses on loans and real estate acquired. Such reserves are based on, among other things, estimates of the historical loan loss experience, evaluation of economic conditions in general and in various sectors of Valley Federal's customer base, and periodic reviews of loan portfolio quality by Valley Federal personnel. Specific reserves will be provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security of the loan or guarantees, if applicable. At September 30, 1995 the balance in the allowance for possible loan losses amounted to $462,000.

INVESTMENT ACTIVITIES

         Interest income and dividends from the deposits and investment securities generally provide the second largest source of income for Valley Federal after interest on loans. At September 30, 1995, Valley Federal's investment securities portfolio totalled $1.5 million and consisted primarily of an FHLB Note, an FHLB bond and a tax free municipal bond. Valley Federal is required under federal regulations to maintain a minimum amount of liquid assets and is also permitted to make certain other securities investments. See "Regulation," below, and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The balance of Valley Federal's investments in short-term securities in excess of regulatory requirements reflects management's response to the significant percentage of deposits with short maturities. It is the intention of management to hold securities with short maturities in Valley Federal's investment portfolio in order to enable Valley Federal to match more closely the interest rate sensitivities of its assets and liabilities. Investment decisions are made by authorized officers of Valley Federal within policies established by the

Board of Directors and approved and reviewed monthly by the Board. The Savings Bank has not engaged in any hedging or high-risk derivative investment activities.

SOURCES OF FUNDS

         GENERAL. Savings accounts and other types of deposits have traditionally been an important source of Valley Federal's funds for use in lending and for other general business purposes. In addition to savings accounts, Valley Federal derives funds from loan repayments, from loan sales and from operations. The availability of funds from loan sales is influenced by general interest rates and other market conditions. Loan repayments are a relatively stable source of funds while deposit inflows and outflows vary and are influenced by prevailing interest rates and money market conditions. Valley Federal does not solicit brokered deposits.

         DEPOSITS. Deposits are attracted principally from within Valley Federal's primary market area, the Colbert, Lauderdale and Franklin County areas of North Alabama. Valley Federal offers a broad selection of deposit instruments including NOW accounts, money market deposit accounts, regular passbook savings accounts, term certificate accounts and retirement savings plans. Deposit account terms vary, the principal differences being the minimum balance required, the time period that the funds must remain on deposit and the interest rate. To date Valley Federal has not obtained any funds through brokered deposits. The deregulation of various federal controls in insured deposits has allowed Valley Federal to be more competitive in obtaining funds and given it more flexibility to meet the threat of net deposit outflows.
While the deregulation of rates payable on deposits has allowed Valley Federal to be competitive in the acquisition and retention of funds, it has also resulted in a more volatile cost of funds.

         Interest rates paid, maturity terms and withdrawal penalties are established by Valley Federal on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors and growth goals.

     The following table sets forth the deposit activities of Valley Federal for the periods indicated.

                                                                 Year Ended September 30,
                                                      ----------------------------------------
                                                         1993            1994            1995
                                                         ----            ----            ----
                                                               (Dollars in thousands)
     Deposits over (under) withdrawals  . . . . .     $(9,327)        $(11,905)        $ 6,283
     Interest credited  . . . . . . . . . . . . .       3,063            1,371           1,598
                                                      -------         --------         -------
     Net increase in savings deposits   . . . . .     $(6,264)        $(10,534)        $ 7,881
                                                      =======         ========         =======

         Savings deposits in Valley Federal as of September 30, 1995 were represented by the various types of deposit programs described below.


 Weighted
Percentage                                                                                        Percentage
 Interest          Minimum                                           Minimum         Balances      of Total
   Rate             Term                   Category                   Amount       in thousands     Savings
- ----------         -------                 --------                  -------       ------------   ----------
  --               None           Noninterest-bearing demand
                                    accounts                        $     100       $    1,280         1.18%
* 2.10%            None           NOW Accounts                            100            4,552         4.19
* 2.75             None           Passbook Statement Accounts              10            8,356         7.69
* 3.24             None           Money Market Accounts                 1,000            1,917         1.76
* 4.44             None           Super NOW and VIP Accounts            2,500           16,012        14.73
* 1.73             None           Club Account                            100               50          .05

                                  Certificates of Deposits
                                  ------------------------
* 5.09             18 months      IRA                                     500            3,888         3.58
* 5.42             3 years        IRA                                     500              602          .55
* 6.41             5 years        IRA                                     500            2,505         2.30
* 5.49             182 days       6-month Money Market                    500            9,916         9.12
* 4.74             18 months      18-month Money Market                   500            1,001          .92
* 6.67             4 years        4 year Money Market                     500               33          .03
* 4.20             32-182 days    32-182 day Variable Rate                500              512          .47
* 5.94             1 year         1 year Fixed Rate                       500           14,937        13.74
* 5.94             2 years        2 year Fixed Rate                       500           14,071        12.94
* 5.16             3 years        3 year Fixed Rate                       500            2,742         2.52
* 5.90             4 years        4 year Fixed Rate                       500           11,833        10.88
* 6.60             5 years        5 year Fixed Rate                       500              748          .69
* 6.11             6 months       6 Month Jumbo                           500            1,027          .94
* 6.71             1 year         1 year Jumbo                         99,000            9,240         8.50
* 4.39             30 months      2-1/2 year Variable Rate                500              299          .28
* 6.74             2 years        Variable Rate                        10,000            3,196         2.94
  ----                                                                              ----------       ------
  5.18
  ====
                                                                                    $  108,717       100.00%
                                                                                    ==========       ======

*     Represents weighted average rate.



         The following paragraphs set forth a description of the more significant types of deposit accounts offered by Valley Federal.

         NOW ACCOUNTS AND SUPER NOW AND VIP ACCOUNTS. Regular NOW accounts, student NOW accounts, senior citizen NOW accounts, and VIP accounts are the types of transaction accounts offered by Valley Federal. Funds may be invested in and withdrawn from NOW accounts which are similar to interest-bearing checking accounts. The NOW accounts pays 2.50% if a minimum balance of $1,000 is maintained throughout the monthly cycle period. Senior citizen and student accounts do not require a minimum balance. Valley Federal has offered and actively marketed NOW accounts since 1981. Valley Federal began offering VIP accounts in 1989.

         Valley Federal's VIP accounts have variable interest rates, and rates are set by management. The interest rate on VIP accounts is determined by account balance. Tier 1-$50,000 or more; tier-2 $10,000 but less than $50,000; tier 3-less than 10,000.

         The NOW account and the VIP account are available only to individuals, non-profit organizations, and governmental units.

         PASSBOOK SAVINGS. The minimum balance required to invest in passbook savings is $10. An interest rate of 2.75% with an APY of 2.78 is paid on this account. Interest is compounded quarterly from date of deposit to date of withdrawal and credited quarterly.

         MONEY MARKET DEPOSIT ACCOUNTS. The main features of Valley Federal's MMDA include the following: (1) $1,000 minimum balance (interest rate drops to NOW account rate if the balance drops below the minimum balance required); (2) no limit on the rate the Bank can pay on the account; (3) six preauthorized or automatic third party transfers (e.g., to cover a monthly loan payment) are permitted, three of which may be in the form of checks; (4) no restrictions on the size and frequency of withdrawals by mail or in person; (5) no restrictions on the size and frequency of withdrawals by mail or in person; (5) no restriction on additional deposits to the accounts; and (6) no minimum maturity or early withdrawal penalty.

         CERTIFICATES OF DEPOSIT. Valley Federal currently offers certificates of deposit with terms ranging from seven days to five years. The minimum opening balance for certificates maturing in 31 days is $2,500. The minimum opening balance for all other certificates have no ceilings, are set weekly by Valley Federal's management with the approval of the President, and are for the fixed term of the certificates. All certificates of deposit carry a penalty for early withdrawal. Interest is compounded at maturity on the 7-31 day certificate, on 91-181 day certificates interest is paid by check or compounded at maturity, interest is compounded at maturity or paid quarterly by check on the 182-364 day certificate. Monthly checks are offered on accounts with a minimum balance of $5,000. The interest may also be transferred to an existing account.

         Interest on all other certificates may be mailed or credited to an existing account quarterly or mailed monthly if the $5,000 minimum balance requirement is met.

         JUMBO CERTIFICATES. Valley Federal offers negotiated rate "Jumbo" certificates for terms of six months and one year in minimum amount of $99,000. Management anticipates that certain of Valley Federal's jumbo certificates are rate-sensitive and might not be renewed upon the expiration of their terms in the event another depository institution were to offer higher interest rates.

         RETIREMENT ACCOUNTS. Valley Federal offers certificates with terms of 18 months, three years and five years. The interest rates are set weekly by management on these accounts. The certificates can be established with a minimum deposit of $100. The penalty is waived when the customer reaches the age of 59 1/2.

         The following table sets forth the time deposits in Valley Federal classified by rates as of the dates indicated:


                                                                    At September 30,
                                                      -----------------------------------------
                                                        1993            1994            1995
                                                        ----            ----            ----
                                                                   (Dollars in thousands)
     Below 4.01%  . . . . . . . . . . . . . . . .     $ 31,261         $ 22,215        $     --
     4.01-6.00%   . . . . . . . . . . . . . . . .       16,318           28,561          56,088
     6.01-8.00%   . . . . . . . . . . . . . . . .       19,287           14,177          20,462
     Above 8.00%  . . . . . . . . . . . . . . . .           --               81              --
                                                      --------         --------        --------
       Total  . . . . . . . . . . . . . . . . . .     $ 66,866         $ 65,034        $ 76,550
                                                      ========         ========        ========


     The following table sets forth the amount and maturities of time deposits at September 30, 1995:

                                                                    Amount Due
                             --------------------------------------------------------------------------------------
                             Less Than                                                           After
Rate                         One Year    1-2 Years    2-3 Years     3-4 Years    4-5 Years      5 Years       Total
- ----                         ---------   ---------    ---------     ---------    ---------      -------       -----
                                                                    (In thousands)
Between 4.01 - 6.00%  . .   $  10,604    $  15,938    $  14,369     $   3,344    $   11,833    $     --     $  56,088
Between 6.01 - 8.00%  . .       9,240        4,914        3,021            --            33       3,254        20,462
                            ---------    ---------    ---------     ---------    ----------    --------     ---------
  Total . . . . . . . . .   $  19,844    $  20,852    $  17,390     $   3,344    $   11,866    $  3,254     $  76,550
                            =========    =========    =========     =========    ==========    ========     =========

         DEPOSIT FLOW. The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by Valley Federal between the dates indicated.

                                       Balance at                                   Balance at
                                      September 30,      % of       Increase       September 30,      % of        Increase
                                          1993         Deposits     (Decrease)          1994        Deposits     (Decrease)
                                      -------------    --------     ----------     -------------    --------     ----------
                                                                                          (Dollars in thousands)
 Noninterest-bearing
   demand amounts  . . . . . . . .     $  1,193         1.07%        $   654         $  1,593         1.58%       $    400
 NOW checking accounts . . . . . .        6,342         5.69           2,637            4,956         4.91          (1,386)
 Jumbo certificates  . . . . . . .        6,332         5.69            (539)           5,290         5.24          (1,042)
 Super NOW and VIP
   checking accounts . . . . . . .       23,726        21.30          (4,660)          16,912        16.77          (6,814)
 Passbook and regular
   savings . . . . . . . . . . . .       10,774         9.65           1,911           10,034         9.95            (710)
 Money market deposit
   accounts  . . . . . . . . . . .        2,499         2.24             221            2,307         2.29            (192)
 Six month money market
   certificates  . . . . . . . . .       10,770         9.67          (1,435)          10,313        10.23            (457)
 IRA accounts  . . . . . . . . . .        6,544         5.88             249            6,559         6.50              15

 18 month money market
   certificates  . . . . . . . . .        1,434         1.29            (550)           1,216         1.21            (218)
 Remaining 1-8 years fixed term,
   fixed-rate certificate  . . . .          262         0.24             (61)              89         0.09            (173)
 1 to 4 years fixed rate . . . . .       41,075        36.88             810           40,907        40.57            (168)
 Other . . . . . . . . . . . . . .          449         0.40          (5,501)             660         0.66             211
                                       --------       ------         -------         --------       ------        --------
    Total  . . . . . . . . . . . .     $111,370       100.00%        $(6,264)        $100,836       100.00%       $(10,534)
                                       ========       ======         =======         ========       =======       ========


                                       Balance at
                                      September 30,      % of        Increase
                                          1995         Deposits     (Decrease)
                                      -------------    --------     ----------
 Noninterest-bearing
   demand amounts  . . . . . . . .     $  1,280         1.18%        $ (313)
 NOW checking accounts . . . . . .        4,602         4.24           (354)
 Jumbo certificates  . . . . . . .       10,267         9.44          4,977
 Super NOW and VIP
   checking accounts . . . . . . .       16,012        14.73           (900)
 Passbook and regular
   savings . . . . . . . . . . . .        8,356         7.69         (1,678)
 Money market deposit
   accounts  . . . . . . . . . . .        1,917         1.76           (390)
 Six month money market
   certificates  . . . . . . . . .        9,916         9.12           (397)
 IRA accounts  . . . . . . . . . .        6,995         6.43            436
 18 month money market
   certificates  . . . . . . . . .        1,001         0.92           (215)
 Remaining 1-8 years fixed term,
   fixed-rate certificate  . . . .          --           --             (89)
 1 to 4 years fixed rate . . . . .       47,826        43.99          6,919
 Other . . . . . . . . . . . . . .          545         0.50           (115)
                                       --------       ------         ------
    Total  . . . . . . . . . . . .     $108,717       100.00%        $7,881
                                       ========       ======         ======



         In the unlikely event of liquidation of Valley Federal, savings account holders will be entitled to full payment of their savings accounts prior to any payment being made to the holders of capital stock. Substantially all of Valley Federal's savings account holders are residents of the State of Alabama.

         BORROWINGS. Savings deposits are the primary source of funds of Valley Federal's lending and investment activities and for its general business purposes. Valley Federal, if the need arises, may rely on advances from the FHLB of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB has served as Valley Federal's primary borrowing source. Advances from the FHLB are typically secured by Valley Federal's stock in the FHLB and a portion of Valley Federal's first mortgage loans. At September 30, 1995 Valley Federal had $6.0 million of FHLB advances outstanding. See Note 9 of Notes to Consolidated Financial Statements.

         The FHLB of Atlanta functions as a central reserve bank providing credit for thrift institutions. As a member, Valley Federal is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of Valley Federal's net worth or on the FHLB's assessment of the Valley Federal's creditworthiness.

         Valley Federal has also borrowed using reverse repurchase agreements in which the borrowing is secured by underlying securities. These borrowings generally have terms of seven to 21 days. At September 30, 1995, there were no securities sold under agreements to repurchase outstanding.

         Valley Federal occasionally borrows funds from other lenders in the Savings Bank's market area. These borrowings typically have terms of 12 months and adjustable interest rates. At September 30, 1995, Valley Federal had no borrowings from local commercial banks.

         The following table sets forth certain information regarding short-term borrowings by Valley Federal at the dates and during the periods indicated:

                                                                 Year Ended September 30,
                                                      -----------------------------------------
                                                         1993           1994            1995
                                                         ----           ----            ----
                                                                   (Dollars in thousands)
Maximum amount of borrowings outstanding
  at any month end:
  Federal Home Loan Bank advances . . . . . . . .     $   4,000       $ 10,000        $  14,000


                                                                 Year Ended September 30,
                                                      -----------------------------------------
                                                         1993           1994            1995
                                                         ----           ----            ----
                                                                   (Dollars in thousands)
Approximate average short-term borrowings
 outstanding with respect to:(1)
  Federal Home Loan Bank advances . . . . . . . .     $   2,587       $  4,573        $   8,754

Approximate weighted average rate paid
 on: (1)
  Federal Home Loan Bank advances . . . . . . . .          3.32%          4.42%            6.48%

- --------------------
(1) The average amount of short-term borrowings outstanding during each year is computed on a daily basis and the appropriate weighted average interest rate paid during each year is computed by dividing interest expense on the related borrowings by the average amount outstanding during the year.



SUBSIDIARY ACTIVITY

         Valley Federal has one wholly-owned subsidiary, Valley Service Corporation of Alabama. The service corporation has not been active except for serving as an investor in Savings and Loan Data Corporation stock which is held by it in connection with data processing services provided to its parent corporation. As of September 30, 1995, the net book value of the Savings Bank's investment in stock, unsecured loans, and conforming loans in its service corporation was approximately $16,000.

COMPETITION

         Valley Federal experiences substantial competition, both in attracting and retaining savings deposits and in the making of mortgage and other loans. Direct competition for savings deposits comes from other savings institutions, commercial banks, and credit unions located in northwest Alabama. Additional competition for savings deposits comes from money market mutual funds and corporate and government debt securities.

         The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by various financial institutions. Competition for origination of real estate loans normally comes from other savings and loan associations, commercial banks, mortgage bankers, mortgage brokers and insurance companies.

         Valley Federal considers northwest Alabama its primary market area, specifically, Colbert, Lauderdale and Franklin Counties. Valley Federal has its home office and three branch offices in four separate cities in Colbert County. Valley Federal is able to compete effectively in its primary market areas by offering an array of savings and loan products and services.

         As of September 30, 1995, there were nine banks in Colbert County and 10 banks in Lauderdale County with 36 total branch offices. Several credit unions also have offices in Valley Federal's market area. Valley Federal is the only savings bank headquartered in Colbert County.

PERSONNEL

         As of September 30, 1995, Valley Federal had 44 full-time employees and eight part-time employees. The employees are not represented by a collective bargaining unit. Valley Federal believes its relationship with its employees to be good.

REGULATION

         GENERAL. As a federal savings institution, Valley Federal is subject to extensive regulation by the OTS. The lending activities and other investments of Valley Federal must comply with various federal regulatory requirements. OTS will periodically examine Valley Federal for compliance with various regulatory requirements. The FDIC also has the authority to conduct special examinations of SAIF members. Valley Federal must file reports with OTS describing its activities and financial condition. Valley Federal is also subject to certain reserve requirements promulgated by the Federal Reserve. This supervision and regulation is intended primarily for the protection of depositors. Certain of these regulatory requirements are referred to below or appear elsewhere herein.

         FEDERAL HOME LOAN BANK SYSTEM. Valley Federal continues to be a member of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB of Atlanta, Valley Federal is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Atlanta, whichever is greater. Valley Federal was in compliance with this requirement with investment in FHLB of Atlanta stock at September 30, 1995, of $767,800.

         The FHLB of Atlanta serves as a reserve or central bank for its member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Atlanta. Under FIRREA, long-term advances may only be made for the purpose of providing funds for residential housing finance. As of September 30, 1995, Valley Federal had $6.0 million of advances from the FHLB of Atlanta. See "-Sources of Funds - Borrowings."





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
         LIQUIDITY REQUIREMENTS. Valley Federal is required under OTS regulation to maintain average daily balances of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, mortgage loans and mortgage-related securities with less than one year to maturity or subject to purchase within one year and specified U.S. government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. Savings institutions also are required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of their net withdrawable savings accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet liquidity requirements. The average daily and short-term liquidity ratios of Valley Federal at September 30, 1995 were 8.49% and 2.73%, respectively.

         QUALIFIED THRIFT LENDER TEST. Savings institutions are required to meet a Qualified Thrift Lender test. A savings institution that does not meet the Qualified Thrift Lender test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank.
Upon the expiration of three years from the date the institution ceases to be a Qualified Thrift Lender, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

         To meet the Qualified Thrift Lender test, an institution's "Qualified
Thrift Investments" must total at least 65% of "portfolio assets."   Portfolio
assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, (ii) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions, and (iii) stock in an FHLB or the FHLMC. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas. In order to maintain Qualified Thrift Lender status, the savings institution must maintain a weekly average percentage of Qualified Thrift Investments to portfolio assets equal to 65% on a monthly average basis in nine out of 12 months. A savings institution that fails to maintain Qualified Thrift Lender status is permitted to requalify once, and if it fails the Qualified Thrift Lender test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.





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
         At September 30, 1995, approximately 77.8% of Valley Federal's assets were invested in Qualified Thrift Investments, which is in excess of the percentage required to qualify the Savings Bank as a Qualified Thrift Lender.

         REGULATORY CAPITAL REQUIREMENTS. Under OTS capital standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. In addition, the OTS has recently adopted regulations which impose certain restrictions on institutions that have a ratio of total regulatory capital to risk-weighted assets that is less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (or 3.0% if the institution is rated Composite 1 under the OTS examination rating system). For purposes of these regulations, Tier 1 capital has the same definition as core capital. See "--Prompt Corrective Regulatory Action." Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." Core capital is generally reduced by the amount of an institution's intangible assets for which no market exists. Limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, purchased credit card relationships and qualifying supervisory goodwill held by an eligible institution. Tangible capital is given the same definition as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings institution's intangible assets with only a limited exception for purchased mortgage servicing rights and purchased credit card relationships.

         Adjusted total assets are a savings institution's total assets as determined under generally accepted accounting principles, adjusted for certain goodwill amounts, and increased by a pro rated portion of the assets of subsidiaries in which the institution holds a minority interest and which are not engaged in activities for which the capital rules require the institution to net its debt and equity investments against capital, as well as a pro rated portion of the assets of other subsidiaries for which netting is not fully required under phase-in rules. Adjusted total assets are reduced by the amount of assets that have been deducted from capital, the portion of the institution's investments in subsidiaries that must be netted against capital under the capital rules and, for purposes of the core capital requirement, qualifying supervisory goodwill. At September 30, 1995, Valley Federal's adjusted total assets for purposes of the core and tangible capital requirements were $125.9 million.

         In determining compliance with the risk-based capital requirement, a savings institution is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the institution's core capital. Supplementary capital is defined to include certain preferred stock issues, nonwithdrawable accounts and pledged deposits that do not qualify as core capital, certain approved subordinated debt, certain other capital instruments and a portion of the institution's general loss allowances. Total core and supplementary capital are reduced by the amount of capital instruments held by other depository institutions pursuant





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
to reciprocal arrangements and, since July 1, 1990, by an increasing percentage of the institution's high loan-to-value ratio land loans, non-residential construction loans and equity investments other than those deducted from core and tangible capital. As of June 30, 1995, the Savings Bank had no high ratio land or non-residential construction loans and no equity investments for which OTS regulations require a phased deduction from total capital.

         The risk-based capital requirement is measured against risk-weighted assets which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight. Under the OTS risk-weighting system, one- to four-family first mortgages not more than 90 days past due with original loan-to-value ratios under 80% are assigned a risk weight of 50%. Consumer and residential construction loans are assigned a risk weight of 100%. Mortgage-backed securities issued, or fully guaranteed as to principal and interest, by the FNMA or FHLMC are assigned a 20% risk weight. Cash and U.S. Government securities backed by the full faith and credit of the U.S. Government are given a 0% risk weight. As of September 30, 1995, Valley Federal's risk-weighted assets were approximately $72.0 million.

         The table below presents Valley Federal's historical capital position relative to its various regulatory capital requirements at September 30, 1995.

                                                             At September 30, 1995
                                                       --------------------------------
                                                                             Percent of
                                                         Amount              Assets (1)
                                                         ------              ----------
                                                             (Dollars in thousands)
          Tangible Capital  . . . . . . . . . . . .    $     9,833              7.81%
          Tangible Capital Requirement  . . . . . .          1,888              1.50
                                                       -----------             -----
            Excess  . . . . . . . . . . . . . . . .    $     7,945              6.31%
                                                       ===========             =====

          Core Capital  . . . . . . . . . . . . . .    $     9,833              7.81%
          Core Capital Requirement  . . . . . . . .          3,777              3.00
                                                       -----------             -----
            Excess (2)  . . . . . . . . . . . . . .    $     6,056              4.81%
                                                       ===========             =====

          Total Capital (i.e., Core and
            Supplementary Capital)  . . . . . . . .    $    10,213             14.18%
          Risk-Based Capital Requirement  . . . . .          5,761              8.00
                                                       -----------             -----
            Excess  . . . . . . . . . . . . . . . .    $     4,452              6.18%
                                                       ===========             =====

- ------------------
(1) Based upon adjusted total assets for purposes of the tangible capital and core capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.
(2) Reflects the current core capital requirement of 3.00%. On the basis of the proposed increase in the core capital requirement to between 4.00% and 5.00%, Valley Federal's excess core capital would be between $4,797 and $3,538, respectively.

         The capital standards applicable to savings institutions must be no less stringent than those applicable to national banks. Effective December 31, 1990, the Office of the Comptroller of the Currency ("OCC") adopted regulations implementing more stringent core capital requirements for national banks. The OCC regulations establish a minimum core capital ratio of 3% for the most highly rated banks, with at least an additional 100 to 200 basis point "cushion" amount of additional capital required on a case-by-case basis, considering the quality of risk management systems and the overall risk in individual banks. The OTS has proposed an amendment to its capital regulations which would establish a minimum core capital ratio of 3.00% for savings institutions rated composite 1 under the OTS rating system. For all other savings institutions,





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
the minimum core capital ratio would be 3.00% plus at least an additional 100 to 200 basis points. In determining the amount of additional core capital, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual savings institution through the supervisory process on a case-by-case basis.

         The OTS has adopted an amendment to its risk-based capital requirements that will require, following an indefinite delay of its effectiveness, savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. A savings institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS will calculate the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS will require any exempt savings institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis. Valley Federal has not determined whether, on the basis of current financial data, it would be deemed to have more than normal level of interest rate risk under the new rule.

         The Director of OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the Director determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. The Director of OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the Director to submit and adhere to a plan for increasing capital. Such an order may be enforced in the same manner as a cease and desist order.

         DEPOSIT INSURANCE. Valley Federal is required to pay assessments based on a percent of its insured deposits to the FDIC for insurance of its deposits by the SAIF. Under the Federal

Deposit Insurance Act, the FDIC is required to set semi-annual assessments for SAIF-insured institutions to maintain the designated reserve ratio of the SAIF at 1.25% of estimated insured deposits or at a higher percentage of estimated insured deposits that the FDIC determines to be justified for that year by circumstances raising a significant risk of substantial future losses to the SAIF.

         The FDIC has adopted a risk-based deposit insurance premium assessment system. Under this system, the assessment rate for an insured depository institution will depend on the assessment risk classification assigned to the institution by the FDIC which will be determined by the institution's capital level and supervisory evaluations. Based on the data reported to regulators for the date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized
- -- using the same percentage criteria as under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A will consist of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken. The FDIC establishes separate assessment rates for depository institutions insured by the BIF and the SAIF. For SAIF-insured institutions such as Valley Federal, the assessment rate currently ranges from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C.

         On August 8, 1995, the FDIC approved a significant reduction in the deposit insurance premiums charged to those depository institutions that are insured by the BIF. This schedule established assessment rates ranging from 0.04% for well capitalized institutions in Subgroup A to 0.31% for undercapitalized institutions in Subgroup C. On November 14, 1995, the BIF assessment rate schedule was further revised to a statutory minimum of $2,000 annually for well capitalized institutions in Subgroup A to 0.27% of deposits for undercapitalized institutions in Subgroup C. These revisions to the BIF assessment rate schedule created a significant disparity between the deposit insurance premiums paid by BIF members and deposit insurance premiums paid by SAIF members. As part of the Balanced Budget Act, Congress proposed to authorize the FDIC to assess a one-time fee on institutions with deposits insured by the SAIF in order to increase the SAIF's reserve ratio to the 1.25% of aggregate insured deposits required by the FDIA. Although the Balanced Budget Act was subsequently vetoed by the President and did not become law, there is a significant possibility that some form of a SAIF recapitalization could be included in future legislation. The amount of any such one time assessment would be determined by the FDIC based on the amount of reserves in the SAIF, the amount of insured deposits and such other factors as the FDIC deems appropriate. Under the Balanced Budget Act, the amount of the one time assessment would have been based on deposits at March 31, 1995 and was expected to range from 0.85%-0.90% of insured deposits. This assessment would have been payable during the first quarter of 1996. Based on its deposits at September 30, 1995, the proposed one-time assessment would have been approximately $555,000 after taxes (assuming a 0.90% assessment rate), which at September 30, 1995 would have reduced tangible and core capital ratios to 7.37% from 7.81%, and reduced risk based capital ratio to 13.41% from 14.18%. However, if such a special assessment is imposed and the SAIF is recapitalized, it could have the effect of reducing the Savings Bank's deposit insurance premiums in future periods, thereby establishing competitive equality between BIF and SAIF insured financial institutions.

         SAIF members generally are prohibited from converting to the status of members of the BIF administered by the FDIC or merging with or transferring assets to a BIF member before the date on which the SAIF first meets or exceeds the designated reserve ratio. The FDIC, however, may approve such a transaction in the case of a SAIF member in default or if the transaction involves an insubstantial portion of the deposits of each participant. In addition, mergers, transfers of assets and assumptions of liabilities may be approved by the appropriate bank regulator so long as deposit insurance premiums continue to be paid to the SAIF for deposits attributable to the SAIF members plus an adjustment for the annual rate of growth of deposits in the surviving bank without regard to subsequent acquisitions. An institution may adopt a commercial bank or savings bank charter if the resulting bank remains an SAIF member.

         The FDIC has adopted a regulation which provides that any insured depository institution with a ratio of Tier 1 capital to total assets of less than 2% will be deemed to be operating in an unsafe or unsound condition, which would constitute grounds for the initiation of termination of deposit insurance proceedings. The FDIC, however, would not initiate termination of insurance proceedings if the depository institution has entered into and is in compliance with a written agreement with its primary regulator, and the FDIC is a party to the agreement, to increase its Tier 1 capital to such level as the FDIC deems appropriate. Tier 1 capital is defined as the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets other than mortgage servicing rights and qualifying supervisory goodwill eligible for inclusion in core capital under OTS regulations and minus identified losses and investments in certain securities subsidiaries. Insured depository institutions with Tier 1 capital equal to or greater than 2% of total assets may also be deemed to be operating in an unsafe or unsound condition notwithstanding such capital level. The regulation further provides that in considering applications that must be submitted to it by savings institutions, the FDIC will take into account whether the institution is meeting with the Tier 1 capital requirement for state non-member banks of 4% of total assets for all but the most highly rated state non-member banks.

         TRANSACTIONS WITH RELATED PARTIES. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Sections 23A and 23B (i) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. In addition to the restrictions imposed by Sections 23A and 23B, no savings institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or
(ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution.

         Further, savings institutions are subject to the restrictions contained in Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, executive officer and to a greater than 10% stockholder of a savings institution and certain affiliated interests of such persons, may not exceed, together with all other outstanding loans to such person and affiliated interests, the institution's loans-to-one-borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also prohibits the making of loans above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and greater than 10% stockholders of a savings institution, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the institution with any "interested" director not participating in the voting. Regulation O prescribes the loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Further,
Section 22(h) requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons. Section 22(h) also generally prohibits a depository institution from paying the overdrafts of any of its executive officers or directors.

         Savings institutions are also subject to the requirements and restrictions of Section 22(g) of the Federal Reserve Act and Regulation O on loans to executive officers and the restrictions of 12 U.S.C. Section 1972 on certain tying arrangements and extensions of credit by correspondent banks.
Section 22(g) of the Federal Reserve Act requires approval by the board of directors of a depository institution for extension of credit to executive officers of the institution, and imposes reporting requirements for and additional restrictions on the type, amount and terms of credits to such officers. Section 1972 (i) prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain exceptions, and (ii) prohibits extensions of credit to executive officers, directors, and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

         FEDERAL RESERVE SYSTEM. Pursuant to regulations of Federal Reserve, a thrift institution must maintain average daily reserves equal to 3% on the first $52.0 million of transaction accounts, plus 12% on the remainder. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of September 30, 1995, Valley Federal met its reserve requirements.

         DIVIDEND RESTRICTIONS. Under OTS regulations, Valley Federal is not permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the remaining balance of the liquidation account established at the time of the Savings Bank's conversion from mutual to stock form for the benefit of certain depositors. In addition, the Savings Bank is required by OTS regulations to give the OTS 30 days' prior notice of any proposed declaration of dividends to its stockholders.

         OTS regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by the Savings Bank. Under these regulations, an institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements (a "Tier 1 Association") is generally permitted, after notice, to make capital distributions during a calendar year in the amount equal to the greater of: (a) 75% of its net income for the previous four quarters; or (b) 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its ratio of total capital to assets exceeded its fully phased-in risk-based capital ratio requirement at the beginning of the calendar year. An institution with total capital in excess of current minimum capital ratio requirements but not in excess of the fully phased-in requirements (a "Tier 2 Association") is permitted, after notice, to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period.
An institution that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. A Tier 1 Association that has been notified by the OTS that its is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. Valley Federal is a Tier 1 Association. Despite the above authority, the OTS may prohibit any institution from making a capital distribution that would otherwise be permitted by the regulation, if the OTS were to determine that the distribution constituted an unsafe or unsound practice.

         Under the OTS prompt corrective action regulations, Valley Federal would be prohibited from making any capital distributions if, after making the distribution, it would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%. See "--Prompt Corrective Regulatory Action."





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
         In addition to the foregoing, earnings of Valley Federal appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to the Valley Federal's stockholders without payment of taxes at the then current tax rate on the amount of earnings removed from the reserves for such distributions. See "--Federal and State Taxation--Federal Taxation." Valley Federal intends to make full use of this favorable tax treatment afforded to Valley Federal, and Valley Federal and does not contemplate use of any earnings of Valley Federal in a manner which would limit Valley Federal's bad debt deduction or create federal tax liabilities.

         PROMPT CORRECTIVE REGULATORY ACTION. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action if an institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") generally is: (i) subject to increased monitoring by the appropriate federal banking regulator;
(ii) required to submit an acceptable capital restoration plan within 45 days;
(iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A significantly undercapitalized institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution may also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt, with certain exceptions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution is subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.





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
         Under the OTS regulation, implementing the prompt corrective action provisions of FDICIA, the OTS measures an institution's capital adequacy on the basis of its total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core
capital to adjusted total assets).   An institution that is not subject to an
order or written directive to meet or maintain a specific capital level is deemed "well capitalized" if it also has: (i) a total risk-based capital ratio of 10% or greater; (ii) a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) a leverage ratio of 5.0% or greater. An "adequately capitalized" savings institution is an institution that does not meet the definition of well capitalized and has: (i) a total risk-based capital ratio of 8.0% or greater;
(ii) a Tier 1 capital risk-based ratio of 4.0% or greater; and (iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings institution has a composite 1 CAMEL rating). An "undercapitalized institution" is an institution that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or 3.0% if the institution has a composite 1 CAMEL rating). A "significantly undercapitalized" institution is defined as an institution that has: (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%. A "critically undercapitalized" savings institution is defined as an institution that has a ratio of core capital to total assets of less than 2.0%. The OTS may reclassify a well capitalized savings institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to institutions in the next lower capital category if the OTS determines, after notice and an opportunity for a hearing, that the savings institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMEL rating category.

         STANDARDS FOR SAFETY AND SOUNDNESS. Under FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994 (the "CDRI Act"), each federal banking agency is required to establish safety and soundness standards for institutions under its authority. On July 10, 1995, the federal banking agencies, including the OTS, released Interagency Guidelines Establishing Standards for Safety and Soundness and published a final rule establishing deadlines for submission and review of safety and soundness compliance plans. The final rule and the guidelines went into effect on August 9, 1995. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.





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
         Additionally under FDICIA, as amended by the CDRI Act, the federal banking agencies are required to establish standards relating to the asset quality and earnings that the agencies determine to be appropriate. On July 10, 1995, the federal banking agencies, including the OTS, issued proposed guidelines relating to asset quality and earnings. Under the proposed guidelines, a savings institution should maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

         In December 1991, SFAS No. 107, Disclosures About Fair Value of Financial Instruments was issued. SFAS No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. The statement is effective for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets. Valley Federal will be required to adopt SFAS No. 107 in fiscal 1996. The adoption of this statement is not expected to have a significant impact on Valley Federal's financial statements. SFAS No. 114 Accounting by Creditors for Impairment of a Loan, was issued in May 1994. SFAS No. 114 (later amended by SFAS No. 118) addresses the accounting by creditors for impairment of certain loans and applies to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. These requirements apply to financial statements for fiscal years beginning after December 15, 1994. The adoption of this statement is not expected to have a significant impact on Valley Federal's financial statements.



FEDERAL AND STATE TAXATION

         FEDERAL TAXATION. Thrift institutions such as Valley Federal are subject to the provisions of the Internal Revenue Code of 1986 (the "Code") in the same general manner as other corporations. However, by meeting certain definitional tests and other conditions prescribed by the Code, thrift institutions may benefit from special deductions for annual additions to tax bad debt reserves with respect to loans. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in improved real property, and "nonqualifying loans," which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans must be based on actual loss experience. The bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method"). The Tax Reform Act of 1986 (the "1986 Act") eliminated a third method of computation, the percentage of outstanding loan balances method, effective for taxable years beginning after December 31, 1986. Valley Federal has historically used the percentage of taxable income method.

         Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, which Congress has reduced from as much as 60% in prior years to 8% of the thrift's taxable income, with certain adjustments, effective for taxable years beginning after 1986. The allowable deduction under the percentage of taxable income method for taxable years beginning before 1987 was scaled downward in the event that less than 82% of the total dollar amount of the assets of an institution qualified within certain designated categories. The 1986 Act eliminated this scale down provision, and for years after 1986 the maximum deduction may be taken as long as not less than 60% of the total dollar amount of the assets of an institution falls within such categories. If the amount of qualifying assets falls below 60%, the institution would get no deduction and could be required to recapture, generally over a period of up to four years, its existing bad debt reserves (although net operating loss carryforwards could be used to offset such recapture). As of September 30, 1995, Valley Federal's qualifying assets were in excess of 60% of total assets and it is anticipated that they will remain so in the foreseeable future.

         The bad debt deduction under the percentage of taxable income method is limited to the extent that the amount accumulated in the reserve for losses on qualifying real property loans exceeds 6% of such loans outstanding at the end of the taxable year. In addition, the amount





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
claimed as a bad debt deduction when added to accumulated loss reserves is limited to the excess, if any, of 12% of total deposits or withdrawable accounts of depositors at year-end in excess of the sum of surplus, undivided profits and reserves at the beginning of the year. It is not expected that either limitation will restrict Valley Federal from making the maximum addition to its bad debt reserves. The percentage bad debt deduction is reduced by the deduction for losses on nonqualifying loans.

         Earnings appropriated to Valley Federal's tax bad debt reserves and claimed as a tax deduction will not be available for the payment of cash dividends or other distributions to stockholders (including distributions made upon dissolution or liquidation), unless the Bank includes the amount distributed in taxable income, along with the amount deemed necessary to pay the resulting federal income tax. As of September 30, 1995, the end of Valley Federal's most recent fiscal year, Valley Federal had approximately $3.9 million of accumulated bad debt reserves for which federal income taxes have not been provided.

         Among various proposals currently being considered by the FDIC and Congress in connection with the recent premium disparity between BIF and SAIF insured depository institutions is a requirement that savings institutions convert to commercial banks. Under current federal income tax laws, a savings institution, such as the Savings Bank, converting to a commercial bank must "recapture" into taxable income the amount of its tax bad debt reserve that would not have been allowed if the savings institution had operated as a commercial bank. The tax associated with the recapture of all or part of its tax bad debt reserve would immediately reduce the capital of the savings institution, even though such tax would actually be paid out over the succeeding years. Based on the current proposal and Valley Federal's accumulated bad debt reserve at September 30, 1995, the capital reduction under current law would have amounted to approximately $1.4 million at that date. Management cannot predict at this time whether the foregoing proposal will be adopted in its current form or, if adopted, whether such proposal might be amended to remedy some or all of the adverse financial and tax effects from the recapture.

         For taxable years beginning prior to 1987, in addition to the regular income tax to which Valley Federal was subject, a minimum tax was imposed at a rate of 15% of (a) tax preference items, including a portion of the excess of Valley Federal's bad debt deduction over the amount that would have been allowable based on actual loss experience, less (b) the greater of $10,000 or the Savings Bank's regular tax liability less certain credits.

         For taxable years beginning after December 31, 1986, the Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. The other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly-issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) for taxable years including 1987





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
through 1989, 50% of the excess of (i) the taxpayer's pre-tax adjusted net book income over (ii) AMTI (determined without regard to this latter preference and prior to reduction by net operating losses). For taxable years beginning after 1989, this latter preference will be replaced by 75% of the excess (if any) of
(i) 75% of adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses). For any taxable year beginning after 1986, net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum taxes may be used as credits against regular tax liabilities in future years. In addition, for taxable years after 1986 and before 1992, corporations, including thrift institutions, are also subject to an environmental tax equal to 0.12% of the excess of AMTI for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2.0 million.

         Valley Federal's federal income tax returns have been audited by the Internal Revenue Service through tax year 1984.

         STATE TAXATION. The State of Alabama imposes a 6% excise tax on the earnings of financial institutions such as Valley Federal. This tax is deductible in determining federal taxable income. The Alabama regular corporate income tax rate is 5%.

PROPERTIES.

         The following table sets forth the location of Valley Federal's offices and other facilities as well as certain additional information relating to these offices and facilities as of September 30, 1995.

                                                                                                       Net Book
                                       Year         Square        Owned/         Total                 Value at
Name of Office                        Opened        Footage       Leased         Cost                  9/30/95
- --------------                        ------        -------       ------         ----                  -------
                                                                     (Dollars in thousands)
Home Office                            1962        34,640          Owned        $1,044                  $  329
501 N. Montgomery Avenue
Sheffield, Alabama 35660

Tuscumbia Branch                       1960         3,443          Owned           128                      34
201 East Sixth Street
Tuscumbia, Alabama 35674

Florence Branch                        1993         5,924          Owned           798                     728
501 Dr. Hicks Boulevard
Florence, Alabama  35630

Muscle Shoals Branch                   1990        4,800           Owned           920                     764
700 E. Avalon Avenue
Muscle Shoals, Alabama 35660

         The net book value of Valley Federal's investment in office properties and equipment less accumulated depreciation totalled $2.6 million at September 30, 1995.

         Valley Federal utilizes the services of Intrieve, Inc., Cincinnati, Ohio for the majority of its accounting and record keeping activities.

LEGAL PROCEEDINGS

         Although Valley Federal is, from time to time, involved in various legal proceedings in the normal course of business, there are no material pending legal proceedings to which Valley Federal or its subsidiary is a party, or to which any of their property is subject.


  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                   OPERATIONS OF VALLEY FEDERAL SAVINGS BANK

RESTATEMENT

        In April, 1996, subsequent to the issuance of the September 30, 1995 consolidated financial statements, Valley Federal learned that its accruals of interest payable and interest expense for the years ended September 30, 1995 and 1994 were understated. These underaccruals occurred because of Valley Federal's oversight of the facts dealing principally with a change in Valley Federal's practice of crediting interest to customer accounts on certificates of deposit from a quarterly to an annual basis. Such change in practice of crediting interest was erroneously omitted from the amount of accrued interest reported. Accordingly, the consolidated financial statements for the years ended September 30, 1995 and 1994 have been restated and the following comparisons of financial condition and operating results include the effects of the restatement. The impact of the restatement was to increase the accrued liability for interest expense by $565,000 and $200,000 at September 30, 1995 and 1994, respectively, and to increase interest expense by $365,000 and $200,000 for the years then ended. The net of tax effect on net income and retained earnings was to decrease each by $231,000 and $127,000 as of and for the years ended September 30, 1995 and 1994, respectively.

GENERAL

                 Valley Federal's business primarily consists of attracting savings deposits from the general public and using such deposits to originate mortgage loans secured by one-to-four-family residences consumer household loans, commercial and multi-family real estate loans and to purchase investments and mortgage-backed securities. Valley Federal's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed securities.

                 Valley Federal's results of operations in recent years have reflected the fundamental changes which have occurred in the regulatory, economic, and competitive environment in which savings institutions operate. Valley Federal's results of operations are primarily dependent on its net interest income, which is the difference between the average yield earned on loans, investment and mortgage-backed securities and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. Valley Federal, as other savings institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets. Valley Federal also generates non-interest income, such as loan fees and service charges on deposit accounts and rental income from property it owns. Net income is further affected by the level of operating expenses, such as compensation, professional and data processing services, and regulatory and other insurance premiums, the provision for loan loss reserves and income taxes.

                 The operations of Valley Federal, and savings institutions generally, are significantly influenced by general economic conditions and monetary and fiscal policies of governmental regulatory agencies. Deposit flows and costs of funds are influenced by interest rates on competing investments and prevailing market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

ASSET AND LIABILITY MANAGEMENT

                 A principal operating objective of Valley Federal and other mortgage lenders is to maintain a positive interest rate spread notwithstanding fluctuations in prevailing interest rates. Savings institutions have historically maintained substantial portfolios of long-term interest-earning assets (such as 15-year fixed rate mortgage loans) and short-term interest-bearing liabilities (such as demand deposits and one-year certificates of deposit). in response to past losses incurred in the savings institution industry as a result of dramatic and sustained increases in prevailing interest rates, savings institutions generally sought to reduce their exposure to changes in interest rates by attempting to match the periods in which their interest-earning assets and interest-bearing liabilities can be expected to reprice.

                 In accordance with Valley Federal's interest rate risk strategy, management emphasizes the origination of adjustable rate loans where possible, the purchase of adjustable rate mortgage-backed securities and the maintenance of a portfolio of short-term investments. Valley Federal continues to make long-term fixed rate loans. Given present interest rates management has encouraged a long-term deposit position by its customers, and has practiced a conservative pricing strategy so as to avoid costly deposits.

                 Certain investments and mortgage-backed securities that management does not have the intent and ability to hold until maturity are classified as available for sale. At September 30, 1995, the entire securities portfolio of $21.1 million was classified as available for sale. Valley Federal uses such securities as part of its asset/liability management strategy which includes selling securities in response to changing interest rates, prepayment risks, or similar economic factors. These securities are recorded at market value, with the appreciation or depreciation from cost, net of income taxes, included as a separate component of stockholders' equity. As a result, Valley Federal's total capital is susceptible to future fluctuations in the market value portion of the securities portfolio due to changes in interest rates. Valley Federal has no "trading" account securities and has not engaged and does not expect to engage in the near future in such short-term transactions.

INTEREST RATE SENSITIVITY ANALYSIS

                 The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income, while conversely during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.


COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 1996 AND
1995

         Net Income. Consolidated net income decreased $107,000 or 50.47% to $105,000 from $212,000 for the six month periods March 31, 1996 and 1995, respectively. The interest rate spread decreased to 2.63% from 2.78% for the same periods. Earnings per share decreased $0.29 from $0.59.

         Interest Income. Total interest income increased 6.04% from $4,340,000 to $4,602,000. This increase in total interest income was due to a $296,000 increase in interest of loans, which was due to an increase in the average yield on loans from 7.87% to 8.33%, or 5.84%, and a 2.26% increase in the average volume of the loan portfolio

         Interest Expense. Total interest expense increased from $2,487,000 to $2,919,000 or 17.37%. Interest on deposits increased $660,000, or 31.28% due primarily to an increase in the average rates paid on deposits from 4.20% to 5.21%, or 24.05% and to a 7.23% increase in the average volume of deposits. Interest on borrowed funds decreased $228,000 as the average balance of such borrowings decreased from $11.4 million for the six month period ended March 31, 1995 to $4.2 million for the six month period ended March 31, 1996.

         Provision for Loan Losses. Valley Federal made a provision for credit losses of $90,000 for the six month period ended March 31, 1996 as compared to $140,000 for the prior year period. As of March 31, 1996, Valley Federal had an allowance for probable loan losses of $398,000. Charge-offs against the allowance for the six month period were $182,000 compared to $35,000 for the six months ended March 31, 1995. Management of Valley Federal believes that the existing allowance will be adequate to cover possible loan losses which may result from loans held as of March 31, 1996. As of March 31, 1996, Valley Federal had foreclosed real estate of $579,000

         Noninterest Income. Total noninterest income increased from $168,000 to $284,000 in the current year period due to a $64,000 increase in loan fees and service charges and a $48,000 improvement in gains and losses recognized from the sale of securities available for sale. The increase in loan fees and service charges is comprised of a $25,000 increase in fees charged on loans sold on the secondary market and a $14,000 increase in late fee charges.

         Noninterest Expense. Total noninterest expense increased $135,000, or 8.56%, due primarily to an increase in professional fees relating to the pending merger with UPC.


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1995, 1994, AND 1993

                 Valley Federal's total assets increased by $5.5 million, or 4.6% between September 30, 1995 and 1994 compared to a decline of $5.4 million, or 4.3% between September 30, 1994 and 1993. The change in total assets is due primarily to the change in the availability of funds. During fiscal 1995, a $7.9 million increase in deposits allowed Valley Federal to increase its lending activity. This contrasts a $10.5 million decrease in deposits in fiscal 1994. During 1994, loan demand remained high and Valley Federal met this demand by generating funds from alternate sources, the sale of securities and short-term borrowings. The volatility of deposits occurred as some depositors withdrew or deposited their money to seek higher yielding investments as a result of the competitive interest rate environment.

                 Valley Federal's net loan portfolio increased $6.7 million from September 30, 1994 to 1995 and $11.4 million from September 30, 1993 to 1994. As discussed above, the increase in loans was funded by sales of securities and short-term borrowings in fiscal 1994 and by deposit growth in fiscal 1995. Valley Federal's portfolio of securities decreased $1.2 million and $11.3 million during fiscal 1995 and 1994, respectively. The change in securities was also affected by Valley Federal's adoption of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, on October 1, 1994. The impact at adoption of classifying securities as available for sale was an increase in the recorded value of available for sale securities of $1,044,000 and an increase in equity of $611,000, which is net of taxes. Valley Federal had $21.1 million and $18.5 million of securities classified as available for sale at September 30, 1995 and 1994, respectively. Valley Federal also had $3.8 million of securities classified as to be held to maturity at September 30, 1994. The unrealized holding losses, net of taxes, on the available for sale securities was $179,000 and $661,000 at September 30, 1994 and 1994, respectively.

                 The changes in the deposits area also controlled the amount of short-term borrowings needed by Valley Federal. During the year ended September 30, 1994, Valley Federal's short-term borrowings increased $5.0 million to a year end balance of $9.0 million in order to fund loan demand. As deposits increased during fiscal 1995, Valley Federal chose to repay $3.0 million of these borrowings which reduced the outstanding balance at September 30, 1995 to $6.0 million.





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
                 Valley Federal had no foreclosed real estate at September 30, 1995, which represents a decrease from the balance of $59,000 at September 30, 1994. Foreclosed real estate decreased $108,000 or 64.7% from September 30, 1993 to 1994.

                 Other than the increase in deposits and decrease in borrowed funds discussed above, the only other notable change in liabilities is the $365,000 increase in accrued interest payable to $585,000 at September 30, 1995 from $220,000 at September 30, 1994. See "--Restatement."

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

                 Net Income. Valley Federal's net income decreased $712,000 or 78.0% from $913,000 for 1994 to $201,000 for 1995. This decrease was primarily due to the increase in the cost of funds which can be attributed to rising interest rates during fiscal 1995 and to a decrease in non-interest income, primarily loan fees and service charges.

                 Net Interest Income. Net interest income decreased $556,000, or 13.8%, from $4,040,000 for 1994 to $3,484,000 for 1995. This decrease reflects a decrease in Valley Federal's interest rate spread from 3.09% to 2.82%, which was attributable to the rise in market interest rates between the respective periods. Because Valley Federal's interest-bearing liabilities are more rate sensitive than its interest-earnings assets, the average cost of interest-bearing liabilities increased at a faster rate than the average yield on interest-earning assets between the periods.

                 Interest Income. Interest income increased $560,000, or 6.7%, from $8,412,000 for 1994 to $8,972,000 for 1995. Interest on loans increased $722,000, or 10.6%, due to a 11.9% increase in the average size of the loan portfolio offset by a decrease in the average rate on loans from 8.18% to 8.07%. The increase was partially offset by a decrease in interest on securities of $182,000, or 11.9%, due primarily to a 4.2% decrease in the average size of the investment portfolio. Other interest income, which represents interest in cash and overnight funds, increased from $86,000 to $106,000.

                 Interest Expense. Interest expense, which is primarily interest on deposits, increased $1,116,000, or 25.5%, from $4,372,000 for 1994 to $5,488,000 for 1995. The increase in interest expense is due to a $751,000, or 18.0%, increase in interest on deposits caused by an increase in the average rate paid on deposits from 3.92% for 1994 to 4.71% for 1995. The increase in rate was offset by a 1.74% decrease in the average volume of deposits outstanding during 1995. In addition, interest on borrowed funds increased $365,000 from $202,000 in 1994 to $567,000 in 1995. This increase is due almost entirely to an increase in the average balance of borrowed funds from $4.6 million for 1994 to $8.8 million for 1995.

                 Provision for Loan Losses. The provision for loan losses for 1995 was $306,000 compared to $180,000 for 1994. Management considers many factors in determining the necessary levels of loan loss reserves, including a detailed analysis of specific loan in the portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral,





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
assessment of general trends in the rest of the real estate market, and current and prospective economic and regulatory conditions.

                 Noninterest Income. Noninterest income decreased $325,000, or 40.3%, from $807,000 for 1994 to $482,000 for 1995. This decrease is due to the following changes. Gains recognized on the sale of securities during fiscal 1995 were $134,000 less than in 1994 due to decreased activity. Other noninterest income decreased $102,000 due primarily to a $75,000 gain on the sale of real estate owned recorded in 1994 compared to no gain in 1995. Also, loan fees and service charges decreased $76,000.

                 Noninterest Expense. Noninterest expense increased $50,000, or 1.5%, from $3,352,000 for 1994 to $3,402,000 for 1995.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

                 Net Income. Valley Federal's net income decreased $2,000 from $915,000 for 1993 to $913,000 for 1994.


                 Net Interest Income. Net interest income decreased $179,000, or 4.2% from $4,219,000 for 1993 to $4,040,000 for 1994. This decrease is due to a decrease in the interest rate spread from 3.40% to 3.09%. The change in spread is due to the average yield on interest-earning assets decreasing 0.66% from 7.69% to 7.03% while the average rate paid on interest-bearing liabilities only decreased 0.35% from 4.29% to 3.94%. Due to the more rapid repricing of interest-bearing liabilities, portions of the overall decrease occurred in the prior fiscal period while the interest earning assets, which are less rate sensitive, repriced during the current period.

                 Interest Income. Interest income decreased $667,000, or 7.3% from $9,079,000 for 1993 to $8,412,000 for 1994, due primarily to a decrease in interest on securities of $770,000, which was caused by a decline in average securities from $42.1 million in 1993 to $36.4 million in 1994, offset by an increase in interest on loans of $96,000. The increase in interest on loans is due to a $7.4 million increase in net average loans offset by a decrease in the average yield on loans from 8.89% in 1993 to 8.18% in 1994.

                 Interest Expense. Interest expense decreased $488,000, or 10.0% from $4,860,000 for 1992 to $4,372,000 for 1994. This decrease is due to the 4.0% decrease in average volume of deposits from $110.7 million in 1993 to $106.3 million in 1994 and the decrease in average rate paid from 4.31% to 3.92%.

                 Provision for Loan Losses. The provision for loan losses in 1993 was $361,000 compared to $180,000 for 1994. Management considers many factors in determining the necessary levels of loan loss reserves, including a detailed analysis of specific loans in the portfolio, known and inherent risk in the portfolio, estimated value of the underlying collateral, assessment of general trends in the rest of the real estate market, and current and prospective economic and regulatory conditions.

                 Noninterest Income. Noninterest increased $85,000, or 11.8% from $722,000 for 1993 to $807,000 for 1994. The increase is due primarily to the net gain on the sale of securities in 1993 of $56,000. This was offset somewhat by a $103,000 decrease in loan fees and service charges, resulting mainly from decreased originations.

                 Noninterest Expense. Noninterest expense increased $127,000, or 3.9%, from $3,225,000 for 1993 to $3,352,000 for 1994. Salaries and
employee benefits increased $75,000 due to merit salary increases and increases in the cost of benefits. Professional fees increased $48,000 due primarily to increased legal activity by Valley Federal.

                 Income Taxes. The effective tax rate was 30.60% for 1994 compared to 32.5% for 1993. The lower rate for 1994 resulted primarily from the $48,000 decrease in taxes upon adoption of SFAS No. 109.

LIQUIDITY AND CAPITAL RESOURCES


                 Valley Federal is required by OTS regulations to maintain a minimum level of specified liquid assets which is currently equal to 5% of deposits and short-term borrowings. Valley Federal's liquidity ratios at March 31, 1996 and September 30, 1995 were approximately 6.39% and 8.5% respectively. Valley Federal maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities.


                 Valley Federal's principal sources of funds for loans, investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, investment and mortgage-backed securities and proceeds from sales of such securities. Its principal funding commitments are for the origination and purchase of loans and the payment of maturing deposits.

                 During recent years, Valley Federal has also used the proceeds from maturing investment and mortgage-backed securities for payment of maturing deposits and for increasing loans. Valley Federal, and the savings industry generally, experienced deposit outflows during 1994 as a result of customers choosing alternative investments given the relatively lower interest rates which have been paid on deposits by financial institutions; however, during 1995 it experienced deposit inflows as a result of higher interest rates paid by the institution. Deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition.

                 Valley Federal has other sources of liquidity if there is a need for additional funds. These sources include substantial borrowing authority with the FHLB of Atlanta and the ability to borrow against its investment portfolio. At March 31, 1996, September 30, 1995 and 1994, Valley Federal had $3.0 million, $6.0 million and $9.0 million of advances from the FHLB of Atlanta, respectively.


                 Valley Federal's most liquid assets are cash and cash equivalents, which are short-term highly liquid investments with original investments with original maturities of less than three months.

                 The levels of such assets are dependent on Valley Federal's operating, financing, and investment activities at any given time. Valley Federal's cash and cash equivalents totaled $3.3 million and $2.0 million at September 30, 1995 and 1994, respectively. The variation in the levels of cash and cash equivalents were influenced by deposit flows and loan demand during the periods disclosed.

                 Valley Federal had $47.9 million in certificates due within one year and $32.3 million in demand deposits and passbook accounts without specific maturity at September 30, 1995. Management estimates that most of the deposits will be retained or replaced by new deposits.

                 Valley Federal is not aware of any trends or uncertainties that will have or are reasonably likely to have a material effect on Valley Federal's liquidity or capital resources. Valley Federal has no current plans for material capital improvements or other capital expenditures. Management believes that Valley Federal has sufficient liquidity to meet its operational needs in the near future.

          STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         Persons and groups beneficially owning in excess of 5% of the Valley Federal Common Stock are required to file certain reports disclosing such ownership pursuant to the Securities Exchange Act of 1934. Based upon such reports and information, management knows of no persons who beneficially owned more than 5% of the Valley Federal outstanding shares of Common Stock at the Record Date, except as set forth in the table below.

                                                                                       PERCENT OF SHARES
         NAME AND ADDRESS                           AMOUNT AND NATURE                   OF COMMON STOCK
        OF BENEFICIAL OWNER                      OF BENEFICIAL OWNERSHIP                  OUTSTANDING
        -------------------                      -----------------------               -----------------
        PRINCIPAL STOCKHOLDERS:

        First Financial Fund, Inc.                      24,000   (1)                         6.67%
        One Seaport Plaza - 18th Floor
        New York, NY  10292

        Harvey F. Robbins                               28,000                               7.76%
        1742 Woodmont Drive
        Tuscumbia, AL  35674

        Billy Don Anderson                              32,060   (2)                         8.34%
        127 Highland Place
        Sheffield, AL  35660

        MANAGEMENT:

        Billy Don Anderson                              32,060   (2)                         8.34%

        Frank J. Donsbach                                7,500   (3)                         2.08%

        Edward W. Estes                                 16,717                               4.63%

        G. Olen Green                                   12,824                               3.55%

        Harvey F. Robbins                               28,000                               7.75%

        Donald F. Ruggles                               10,000                               2.77%

        Billy A. Smith, Jr.                             10,000                               2.77%

        All Directors and Executive Officers
          as a group (11 persons)

- -------------------------
(1) According to Schedules 13-G dated February 1 and April 19, 1989, First Financial Fund, Inc. ("FFF") is an investment company and has sole voting and shared dispositive power over 24,000 shares, and Wellington Management Company is an investment advisor to FFF and has shared dispositive power over such shares.
(2)      Includes exercisable employee stock options for 21,740 shares.
(3)      Includes exercisable employee stock options for 4,300 shares.

                            INDEPENDENT ACCOUNTANTS

         Representatives of Deloitte & Touche LLP, Valley Federal's independent accountants, are expected to be present at the Special Meeting. They will be afforded the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                             SHAREHOLDER PROPOSALS

         If the Merger is consummated prior to the anticipated date of the 1997 annual meeting of shareholders, Valley Federal will not hold a 1997 annual meeting of shareholders. In the event the 1997 annual meeting of shareholders is held, any shareholder proposal intended for inclusion in Valley Federal's proxy statement and proxy relating to the 1997 annual meeting of shareholders must have been received at Valley Federal's main office at 501 North Montgomery Avenue, Sheffield, Alabama, no later than August 14, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.


                                 LEGAL OPINIONS

         The validity of the shares of the UPC Common Stock offered hereby will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from UPC. Certain tax consequences of the Merger and other matters will be passed upon by Housley Kantarian & Bronstein, P.C., Washington, D.C., special counsel to Valley Federal.


                                    EXPERTS
        The consolidated financial statements of Union Planters Corporation incorporated in this Proxy Statement-Prospectus by reference to the Annual Report on Form 10-K of Union Planters Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Valley Federal Savings Bank included in this Proxy Statement-Prospectus as of September 30, 1995, and 1994 and for the three years ended September 30, 1995 have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the restatement of the financial statements for the years ended September 30, 1995 and 1994) and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The consolidated statements of financial position of Leader Financial Corporation and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated in this Proxy Statement - Prospectus by reference to Union Planters Corporation's Current Report on Form 8-K, dated April 1, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference and in reliance on the report of such firm given upon their authority as experts in accounting and auditing.


        The report of KPMG Peat Marwick LLP with respect to the Statements of Financial Position of Leader Financial Corporation refers to changes in accounting principles related to the adoption in 1994 of the provisions of Statement of Position 93-6, Employer's Accounting for Employee Stock Ownership Plans, and in 1993 of the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and No. 115, Accounting for Certain Investments in Debt and Equity Securities.



                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        Martha P. Smith, Secretary



Sheffield, Alabama


May 30, 1996

             FINANCIAL STATEMENTS OF VALLEY FEDERAL SAVINGS BANK

                        INDEX TO FINANICAL STATEMENTS


                                                                                     Page
                                                                                     ----
Independent Auditors' Report                                                          F-2

Consolidated Statements of Financial                                                  F-3
Condition as of September 30, 1995
and 1994

Consolidated Statements of Income                                                     F-5
for the Years Ended September 30,
1995, 1994 and 1993

Consolidated Statements of Stockholders'                                              F-7
Equity for the Years Ended September
30, 1995, 1994 and 1993

Consolidated Statements of Cash Flows                                                 F-8
for the Years Ended September 30,
1995, 1994 and 1993

Notes to Consolidated Financial Statements                                            F-10

Consolidated Statements of Financial                                                  F-23
Condition as of March 31, 1996 and
September 30, 1995

Consolidated Statements of Income                                                     F-25
for the Six Months Ended March 31, 1996
and 1995

Consolidated Statements of Stockholders'                                              F-27
Equity for the Six Month Periods Ended
March 31, 1996 and 1995

Consolidated Statements of Cash Flows for                                             F-28
the Six Month Periods March 31, 1996 and 1995

Notes to Consolidated Financial Statements                                            F-30

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of Valley Federal Savings Bank and Subsidiary, Sheffield, Alabama:

We have audited the accompanying consolidated statements of financial condition of Valley Federal Savings Bank and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valley Federal Savings Bank and subsidiary at September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of October 1, 1993.

As discussed in Note 17 to the consolidated financial statements, the accompanying consolidated financial statements have been restated to record accrued interest payable on certificates of deposit.



/s/ Deloitte & Touche



November 17, 1995
(April 10, 1996 as to paragraph 3 of Note 16 and as to Note 17)

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1995 AND 1994 (IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                             1995           1994
                                                                                          (Restated)     (Restated)
ASSETS

  Cash and due from banks                                                                $   3,312      $   1,979
  Interest-bearing deposits with banks                                                         572          1,786
  Securities available for sale (amortized cost of $21,365 at 1995 and                      21,083         18,535
    $19,579 at 1994) (Note 2)
  Securities to be held to maturity (market value of $3,671) (Note 2)                                       3,793
  Loans receivable, net of allowance for loan losses of $462 in 1995 and                    96,033         89,315
    $795 in 1994 (Notes 3 and 11)
  Accrued interest receivable                                                                  815            795
  Premises and equipment, net (Note 4)                                                       2,587          2,818
  Foreclosed real estate                                                                                       59
  Stock in Federal Home Loan Bank ("FHLB"), at cost (Note 5)                                   768            711
  Income taxes (Note 8):
    Current                                                                                    146
    Deferred                                                                                     2            253
  Other assets (Note 7)                                                                        593            388
                                                                                         ---------      ---------
TOTAL ASSETS                                                                             $ 125,911      $ 120,432
                                                                                         =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits (Note 2)                                                                      $ 108,717      $ 100,836
  Borrowed funds (Note 9)                                                                    6,000          9,000
  Advances by borrowers for taxes and insurance                                                621            575
  Income taxes (Note 8):
    Current                                                                                                    66
  Accrued interest payable                                                                     589            220
  Other liabilities                                                                            330            548
                                                                                         ---------      ---------
           Total liabilities                                                               116,257        111,245
                                                                                         ---------      ---------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1995 AND 1994 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                                             1995           1994
                                                                                          (Restated)     (Restated)
STOCKHOLDERS' EQUITY (Notes 8 and 10):
  Serial preferred stock - $.01 par value,
    5,000 shares authorized - none issued
  Common stock - $.01 par value,
    15,000 shares authorized, 361 shares
    issued and outstanding                                                               $       4      $       4
  Additional paid-in capital                                                                 3,193          3,193
  Retained earnings, substantially restricted                                                6,636          6,651
  Net unrealized depreciation on available for
    sale securities, net of tax of $104 in 1995
    and $383 in 1994 (Note 1)                                                                 (179)          (661)
                                                                                         ---------      ---------
           Total stockholders' equity                                                        9,654          9,187
                                                                                         ---------      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $ 125,911      $ 120,432
                                                                                         =========      =========


See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
- -------------------------------------------------------------------------------

                                                                                   1995         1994         1993
                                                                                (Restated)   (Restated)
INTEREST INCOME:
  Loans receivable                                                                $7,520       $6,798       $6,703
  Securities available for sale                                                    1,147        1,302
  Securities to be held to maturity                                                  199          226
  Securities held for investment                                                                             2,298
  Other                                                                              106           86           78
                                                                                  ------       ------       ------
           Total interest income                                                   8,972        8,412        9,079
                                                                                  ------       ------       ------

INTEREST EXPENSE:
  Deposits                                                                         4,921        4,170        4,774
  Borrowed funds (Note 9)                                                            567          202           86
                                                                                  ------       ------       ------
           Total interest expense                                                  5,488        4,372        4,860
                                                                                  ------       ------       ------

NET INTEREST INCOME                                                                3,484        4,040        4,219

PROVISION FOR LOAN LOSSES (Note 3)                                                   306          180          361
                                                                                  ------       ------       ------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                                                        3,178        3,860        3,858
                                                                                  ------       ------       ------

NONINTEREST INCOME:
  Loan fees and service charges                                                      361          437          540
  Loan servicing fees                                                                135          135          106
  Net gain (loss) on sales of:
    Securities available for sale (Note 2)                                           (31)         103
    Securities held for investment                                                                             (56)
    Loans                                                                            (13)
  Other                                                                               30          132          132
                                                                                  ------       ------       ------
           Total noninterest income                                                  482          807          722
                                                                                  ------       ------       ------

NONINTEREST EXPENSES:
  Salaries and employee benefits                                                   1,543        1,551        1,476
  Occupancy                                                                          484          531          556
  Data processing                                                                    194          195          171
  Insurance premiums                                                                 266          285          260
  Losses on foreclosed real estate                                                                 13            9
  Advertising                                                                        124          122          112
  Professional fees                                                                  178          175          127
  Other (Note 7)                                                                     613          480          514
                                                                                  ------       ------       ------
           Total noninterest expense                                               3,402        3,352        3,225
                                                                                  ------       ------       ------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
- -------------------------------------------------------------------------------

                                                                          1995             1994             1993
                                                                       (Restated)      (Restated)
INCOME BEFORE INCOME TAX EXPENSE                                      $     258        $   1,315        $   1,355

INCOME TAX EXPENSE (Note 8)                                                  57              402              440
                                                                      ---------        ---------        ---------

NET INCOME                                                            $     201        $     913        $     915
                                                                      =========        =========        =========


AVERAGE COMMON SHARES OUTSTANDING                                       361,000          361,000          360,500
                                                                      =========        =========        =========

EARNINGS PER SHARE                                                    $    0.56        $    2.53        $    2.54
                                                                      =========        =========        =========

CASH DIVIDENDS PER SHARE
  (Note 16)                                                           $    0.60        $    0.50        $    0.50
                                                                      =========        =========        =========



See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)

- -----------------------------------------------------------------------------------------------------------------------


                                                                                  NET            NET
                                                                              UNREALIZED     UNREALIZED
                                                                             DEPRECIATION   APPRECIATION
                                                                RETAINED      ON CERTAIN   (DEPRECIATION)
                                                ADDITIONAL      EARNINGS,     MARKETABLE    ON SECURITIES       TOTAL
                                     CAPITAL     PAID-IN      SUBSTANTIALLY     EQUITY        AVAILABLE      STOCKHOLDERS'
                                      STOCK      CAPITAL        RESTRICTED    SECURITIES      FOR SALE          EQUITY
Balance at September 30, 1992          $  4       $3,183          $5,184         $ (93)                         $ 8,278
Cash dividends, $.50 per share
  (declared based on fiscal
  1992 operations)                                                  (180)                                          (180)
Net income for the year
  ended September 30, 1993                                           915                                            915
Decrease in net unrealized
  depreciation on certain
  marketable equity securities                                                      61                               61
Proceeds from issuance of
  common stock upon exercise
  of options                                          10                                                             10
                                       ----       ------          ------         -----          --------        -------

Balance at September 30, 1993             4        3,193           5,919           (32)                           9,084
Cash dividends, $.50 per share
  (declared based on fiscal
  1993 operations)                                                  (181)                                          (181)
Net income for the year
  ended September 30, 1994
  (as restated, see Note 17)                                         913                                            913
Impact at October 1, 1993 of
  adoption of Statement of
  Financial Accounting
  Standards No. 115 net of
  taxes (Note 2)                                                                                $    611            611
Decrease in net unrealized
  depreciation on certain
  marketable equity securities                                                      32                               32
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes.                                                                                          (1,272)        (1,272)
                                       ----       ------          ------         -----          --------        -------

Balance at September 30, 1994
  (as restated, see Note 17)              4        3,193           6,651         $   -              (661)         9,187
                                                                                 =====

Cash dividends, $.60 per share
  (declared based on fiscal
  1994 operations)                                                  (216)                                          (216)
Net income for the year
  ended September 30, 1995
  (as restated, see Note 17)                                         201                                            201
Net change in unrealized
  depreciation on securities
  available for sale, net of
  taxes                                                                                              482            482
                                       ----       ------          ------                        --------        -------
Balance at September 30, 1995
  (as restated, see Note 17)           $  4       $3,193          $6,636                        $   (179)       $ 9,654
                                       ====       ======          ======                        ========        =======

See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                              1995           1994           1993
                                                                           (Restated)     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $   201        $   913        $   915
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation (Note 4)                                                     250            261            262
      Deferred income tax expense                                               (35)           (31)            30
      Provision for loan losses                                                 306            180            361
      Accretion/amortization                                                   (125)          (366)            47
      Proceeds from loans held for sale                                       2,531          9,199         14,608
      Originations of loans held for sale                                    (2,544)        (9,199)       (14,608)
      Net (gain) loss on sale of:
        Securities available for sale                                            31           (103)
        Securities held for investment                                                                         56
        Foreclosed real estate                                                   (1)           (64)           (30)
        Loans                                                                    13
      (Increase) decrease in other assets                                      (429)           163            102
      Increase (decrease) in other liabilities                                  130             73           (115)
                                                                            -------        -------        -------

           Net cash provided by operating activites                             328          1,026          1,628
                                                                            -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in interest-bearing
     deposits with banks                                                      1,214          1,230            783
  Purchases of:
    Securities available for sale                                            (4,670)       (15,087)
    Securities held for investment                                                                        (14,136)
    Securities to be held to maturity                                          (272)        (2,314)
  Net purchases of premises and equipment                                       (19)           (99)          (954)
  Proceeds from sale of:
    Securities available for sale                                             3,666         13,726
    Securities held for investment                                                                          2,021
    Foreclosed real estate                                                                     322             19
  Proceeds from maturities of:
    Securities available for sale                                             2,712         12,519
    Securities held to maturity                                                 673          3,386
    Securities held for investment                                                                         20,035
  Net increase in loans                                                      (7,024)       (11,536)        (4,821)
  Decrease in foreclosed real estate                                             59
                                                                            -------        -------        -------

             Net cash provided by (used in)
               investing activities                                          (3,661)         2,147          2,947
                                                                            -------        -------        -------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993 (IN THOUSANDS)
- -------------------------------------------------------------------------------

                                                                       1995               1994              1993
                                                                    (Restated)         (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net decrease in demand deposits, savings,
    and NOW accounts                                                 $(3,634)           $(8,702)          $(4,739)
  Net increase (decrease) in time deposits                            11,516             (1,832)           (1,525)
  Net increase (decrease) in borrowed funds                           (3,000)             5,000             4,000
  Proceeds from issuance of common stock                                                                       10
  Dividends paid                                                        (216)              (181)             (180)
                                                                     -------            -------           -------

           Net cash provided by (used in)
              financing activities                                     4,666             (5,715)           (2,434)
                                                                     -------            -------           -------

NET INCREASE (DECREASE) IN CASH
  AND DUE FROM BANKS                                                   1,333             (2,542)            2,141

CASH AND DUE FROM BANKS
  BEGINNING OF YEAR                                                    1,979              4,521             2,380
                                                                     -------            -------           -------

CASH AND DUE FROM BANKS,
  END OF YEAR                                                        $ 3,312            $ 1,979           $ 4,521
                                                                     =======            =======           =======

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
    Noncash transactions:
      Decrease in net unrealized
        depreciation on certain marketable
        equity securities                                                               $    32           $    61
                                                                                        =======           =======

      Loans foreclosed and transferred
        to real estate owned                                         $    38            $   151           $    18
                                                                     =======            =======           =======

      Transfers of held to maturity and held for investment
        securities into available for sale (Notes 1 and 2)           $ 3,334            $13,433           $18,459
                                                                     =======            =======           =======

    Cash paid during the year for:
      Interest                                                       $ 5,144            $ 4,198           $ 4,887
                                                                     =======            =======           =======

      Income taxes                                                   $   238            $   332           $   574
                                                                     =======            =======           =======

See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (DOLLARS IN THOUSANDS)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Valley Federal Savings Bank ("the Bank") and its wholly-owned subsidiary, Valley Service Corporation of Alabama, which was incorporated in January, 1980. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. The subsidiary is not active. The service corporation is comprised of $15 of stock in Intrieve Incorporated, the Bank's service bureau, and $1 of working capital.

         BASIS OF FINANCIAL STATEMENT PRESENTATION - The Bank's consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with general practice within the savings institutions industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of real estate owned, management obtains independent appraisals for significant properties.

         CASH AND DUE FROM BANKS - For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks."

         INVESTMENTS IN SECURITIES - The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities for the fiscal year beginning October 1, 1993. As a result of this adoption, certain securities classified as available for sale are carried at market value, and unrealized appreciation (depreciation), net of related income tax effect, on securities available for sale is shown as a component of stockholders' equity at September 30, 1995 and 1994. Prior to this adoption, at September 30, 1993, certain investment securities and mortgage-backed securities classified as held for sale were stated at the lower of cost or market.

                 SECURITIES TO BE HELD TO MATURITY - Certain investments and mortgage-backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

                 SECURITIES AVAILABLE FOR SALE - Securities available for sale consist of investments, mortgage-backed securities, and certain equity securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

                 TRADING SECURITIES - The Bank has no trading account securities.

         LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

         LOANS RECEIVABLE - Loans receivable that management has the intent and ability to hold to the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any chargeoffs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

         FORECLOSED REAL ESTATE - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations are included in loss on foreclosed real estate.

         INCOME TAXES - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

         Effective October 1, 1993, the Bank adopted SFAS No. 109, Accounting for Income Taxes. The principal changes made by SFAS No. 109 are the adoption of the liability method of accounting for deferred taxes and revision of the criteria for recognition and measurement of deferred tax assets. Under SFAS No. 109, deferred tax assets and liabilities are based on the tax rates and laws enacted as of the balance sheet date. The effects of future changes in tax laws or rates are not anticipated. Because the cumulative effect at October 1, 1993 of applying the new accounting method was not material, it is reflected as a decrease of $48 in income tax expense for the year ended September 30, 1994. The effect on net income during 1994 of applying the new accounting method as compared to the previous method was immaterial.

         For the year ended September 30, 1993, the Bank accounted for income taxes under the previous standard, Accounting Principles Board Opinion No. 11.

         PREMISES AND EQUIPMENT - Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by the straight-line method over periods ranging from 5 to 39 years.

         EARNINGS PER SHARE - Earnings per share is based on the weighted average number of shares plus equivalent shares outstanding. The dilutive effect of shares issuable under stock options is immaterial.

         NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED - In December, 1991, SFAS No. 107, Disclosures About Fair Value of Financial Instruments was issued. SFAS No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. The statement is effective for fiscal years ending after December 15, 1995 for entities with less than $150 million in total assets. The Bank will be required to adopt SFAS No. 107 in fiscal 1996. The adoption of this statement is not expected to have a significant impact on the Bank's financial statements. SFAS No. 114, Accounting by Creditors for Impairment of a Loan, was issued in May, 1993. SFAS No. 114 (later amended by SFAS No. 118) addresses the accounting by creditors for impairment of certain loans and applied to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. These requirements apply to financial statements for fiscal years beginning after December 15, 1994. The adoption of this statement is not expected to have a significant impact on the Bank's financial statements.

         RECLASSIFICATIONS - Reclassifications of certain prior period amounts were made for comparative purposes.

2.       INVESTMENTS IN SECURITIES

         The Bank's investments in securities have been classified in the consolidated statements of financial condition according to management's intent and ability to hold them. The carrying amount of securities and their approximate fair value at September 30 were as follows:

                                                                       GROSS        GROSS
                                                       AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                                          COST         GAINS        LOSSES         VALUE
SECURITIES AVAILABLE FOR SALE:

1995:
  U.S. Government and agency
    securities                                           $   999                     $   54       $   945
  State and municipal securities                             280         $ 15                         295
  Collateralized mortgage
    obligations ("CMO's")                                  8,858           47                       8,905
  FHLMC certificates                                       7,827                        234         7,593
  FNMA certificates                                        3,401                         56         3,345
                                                         -------         ----        ------       -------

             Total                                       $21,365         $ 62        $  344       $21,083
                                                         =======         ====        ======       =======

1994:
  U.S. Government and agency
    securities                                           $   499                     $   37       $   462
  CMO's                                                    8,497                        375         8,122
  FHLMC certificates                                       7,132                        425         6,707
  FNMA certificates                                        3,451                        207         3,244
                                                         -------                     ------       -------

             Total                                       $19,579                     $1,044       $18,535
                                                         =======                     ======       =======

                                                                   GROSS           GROSS
                                                AMORTIZED       UNREALIZED       UNREALIZED        FAIR
                                                  COST             GAINS           LOSSES          VALUE
SECURITIES HELD TO MATURITY:

1994:
  State and municipal securities                  $    9            $  1                           $   10
  FHLMC certificates                               2,686                            $ 97            2,589
  FNMA certificates                                1,098                              26            1,072
                                                  ------            ----            ----           ------

             Total                                $3,793            $  1            $123           $3,671
                                                  ======            ====            ====           ======

Gross realized gains and gross realized losses on sales of securities available for sale for the years ended September 30, were:

                                                                                         1995          1994
Gross realized gains:
  FNMA certificates                                                                      $ 16
  U.S. Government and agency securities                                                               $   4
  CMO's                                                                                                 196
                                                                                         ----         -----

           Total                                                                         $ 16         $ 200
                                                                                         ====         =====

Gross realized losses:
  FNMA certificates                                                                      $  8
  CMO's                                                                                    32         $  60
  FHMLC certificates                                                                        7            12
  Other debt securities                                                                                  25
                                                                                         ----         -----

             Total                                                                       $ 47         $  97
                                                                                         ====         =====

The scheduled maturities of securities held to maturity and securities available for sale at September 30, 1995, were as follows:

                                                                                          SECURITIES
                                                                                      AVAILABLE FOR SALE
                                                                                    ----------------------
                                                                                    AMORTIZED       FAIR
                                                                                       COST         VALUE
Due in one year or less                                                              $ 1,923       $ 1,906
Due in one year to five years                                                         11,415        11,242
Due from five to ten years                                                             2,571         2,637
Due after ten years                                                                    5,456         5,298
                                                                                     -------       -------

             Total                                                                   $21,365       $21,083
                                                                                     =======       =======

Securities carried at approximately $1,493 at September 30, 1995 and $405 at September 30, 1994, were pledged to secure certain deposits and for other purposes permitted by law.

Upon adoption of SFAS No. 115, the Bank changed its intent with regard to holding certain securities and therefore transferred such securities into available for sale. In addition, the Bank transferred certain CMO's purchased during 1994 into available for sale after initially classifying them as held to maturity. This transfer was made in response to the potential future classification of these securities as "high-risk" under the FASB's Emerging Issues Task Force guidelines issued in November of 1993.

         As of September 30, 1995, based on the proposed business combination described in Note 16, the Bank changed its intent with regard to holding securities such that securities which were previously classified as held to maturity are now classified as available for sale. All securities held as of September 30, 1995 are classified as available for sale.

3.       LOANS RECEIVABLE

         The components of loans in the consolidated statements of financial condition at September 30, were as follows:

                                                                                       1995          1994
Residential real estate mortgage                                                     $67,075       $66,469
Commercial                                                                             8,547         7,799
Real estate construction                                                               5,146         3,052
Commercial real estate                                                                11,122        10,317
Consumer                                                                               5,605         4,675
Net deferred loan fees, premiums, and discounts                                          (61)         (162)
Undisbursed portion of loans in process                                                 (939)       (2,040)
                                                                                     -------       -------
                                                                                      96,495        90,110

Allowance for loan losses                                                               (462)         (795)
                                                                                     -------       -------

             Loans receivable, net                                                   $96,033       $89,315
                                                                                     =======       =======

         An analysis of the changes in the allowance for loan losses for the years ended September 30, follows:

                                                                                        1995          1994
Balance at October 1                                                                   $ 795         $ 344
                                                                                       -----         -----
Loans charged off                                                                       (655)         (152)
Recoveries                                                                                16           423
                                                                                       -----         -----
             Net loans (charged off) recoveries                                         (639)          271
                                                                                       -----         -----
Provision for loan losses                                                                306           180
                                                                                       -----         -----

Balance at September 30                                                                $ 462         $ 795
                                                                                       =====         =====

         There are no significant loans held for sale at September 30, 1995.

         Nonaccrual loans for which interest has been reduced totaled approximately $828 and $1,283 at September 30, 1995 and 1994, respectively. Interest income foregone on the related nonaccrual loans totaled $35 and $45 during 1995 and 1994, respectively.

4.       PREMISES AND EQUIPMENT

         Premises and equipment at September 30 are summarized by major classifications as follows:

                                                                                        1995         1994
Land                                                                                   $  397       $  397
Buildings and improvements                                                              2,866        2,866
Furniture, fixtures and equipment                                                       1,661        1,641
                                                                                       ------       ------
Total                                                                                   4,924        4,904
Less accumulated depreciation                                                           2,337        2,086
                                                                                       ------       ------

Premises and equipment, net                                                            $2,587       $2,818
                                                                                       ======       ======

         Depreciation expense charged to operations was $250, $261 and $262 for the years ended September 30, 1995, 1994, and 1993, respectively.

5.       STOCK IN FHLB

         The Bank is a member of the FHLB System. As a member of this system, it is required to maintain an investment in capital stock of the FHLB of Atlanta. The investment is stated at cost. At September 30, 1995 and 1994, the investment in such stock amounted to $768 and $711, respectively.

6.       LOAN SERVICING FEES

         Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans was $32,921 and $31,588 at September 30, 1995 and 1994, respectively.

7.       RETIREMENT PLAN

         The Bank has a defined benefit noncontributory retirement plan covering substantially all of its employees. Benefits are generally based upon the employee's highest average compensation for a consecutive five year period preceding normal retirement date. It is the Bank's policy to make contributions to the plan sufficient to meet minimum funding requirements of applicable laws and regulations. Plan assets consist principally of passbook savings, a certificate of deposit and cash surrender value of life insurance policies held under the plan.

         Net periodic pension cost for the years ended September 30 consisted of the following:

                                                                            1995         1994        1993
Service cost for benefits earned during the year                            $ 94         $ 89        $ 82
Interest cost on projected
  benefit obligation                                                          88           92          81
Actual return on plan assets                                                 (31)          (5)        (23)
Accretion of unrecognized net transition liability                           (32)         (75)        (42)
                                                                            ----         ----        ----
Net periodic pension cost (included in
  other noninterest expense)                                                $119         $101        $ 98
                                                                            ====         ====        ====

         The following table sets forth the funded status of the plan and amounts recognized in the Bank's statement of financial condition at September 30:

                                                                                         1995         1994
Actuarial present value of benefit obligations:
  Accumulated benefit obligation:
    Vested                                                                             $  818       $  664
    Nonvested                                                                               7            7
                                                                                       ------       ------
                                                                                          825          671
Effect of projected future compensation                                                   492          475
                                                                                       ------       ------
Projected benefit obligation                                                            1,317        1,146
Plan assets at fair value                                                               1,063          950
                                                                                       ------       ------
Projected benefit obligation in excess of
  plan assets                                                                            (254)        (196)
Unrecognized net transition liability                                                     102          110
Unrecognized net loss                                                                     308          188
                                                                                       ------       ------
Prepaid pension cost (included in other assets)                                        $  156       $  102
                                                                                       ======       ======

         Assumptions used in determining the actuarial information for the years ended September 30, were as follows:

                                                                                        1995         1994
Discount rate for plan obligation                                                       7.5%         8.5%
Assumed rate of return on plan assets                                                   7.5%         8.5%
Projected compensation increase                                                         5.0%         6.0%


8.       INCOME TAXES

         Income tax expense for the years ended September 30 is summarized as follows:

                                                                                1995       1994       1993
Federal:
  Current                                                                       $ 91      $ 403      $ 409
  Deferred                                                                       (30)       (20)        19
                                                                                ----      -----      -----
    Total                                                                         61        383        428
                                                                                ----      -----      -----

State:
  Current                                                                          1         30
  Deferred                                                                        (5)       (11)        12
                                                                                ----      -----      -----
    Total                                                                         (4)        19         12
                                                                                ----      -----      -----

Total income tax expense                                                        $ 57       $402       $440
                                                                                ====       ====       ====

         The provision for federal income tax differs from that computed at the statutory corporate tax rate of 34% for the years ended September 30:

                                                                                1995       1994       1993
Expected income tax expense at statutory rate                                   $ 88       $447       $461
Book bad debt provision in excess of (less than)
  allowable tax bad debt deduction                                                                     (77)
State excise tax, net of federal benefit                                           6         20         10
Effect of adoption of SFAS No. 109                                                          (48)
Other                                                                            (37)       (17)        46
                                                                                ----       ----       ----

Total income tax expense                                                        $ 57       $402       $440
                                                                                ====       ====       ====

         For the year ended September 30, 1993, deferred income tax expense results from differences in the recognition of income and expense for tax and financial reporting purposes. The sources of the differences and the related tax effects are as follows:

(Increase) decrease in accrued pension liability                                                      $ (2)
FHLB stock dividends                                                                                    21
Effects of accounting for loan fees
  for book differently from tax                                                                         18
Capital loss not currently deductible                                                                  (18)
Prepaid expenses currently deductible                                                                   12
Depreciation                                                                                             3
Effect of allowable federal bad
  debt deduction applied to above                                                                       (3)
Other                                                                                                 ----

Total                                                                                                 $ 31
                                                                                                      ====

         The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 1995 and 1994 are summarized as follows:

                                                                                           1995       1994
Deferred tax assets:
  Unrealized holding losses on securities available for sale                             $  104      $ 383
  Allowance for loan losses                                                                  31         97
  Accrued expenses                                                                          244         94
  Capital loss carryover                                                                      6          6
                                                                                         ------      -----
           Total assets                                                                     385        580
                                                                                         ------      -----

Deferred tax liabilities:
  Deferred loan fees                                                                        171        118
  Depreciation                                                                               28          9
  FHLB stock dividends                                                                      129        142
  Prepaid expenses                                                                           49         58
  Other                                                                                       6
                                                                                         ------      -----
           Total liabilities                                                                383        327
                                                                                         ------      -----

Net deferred tax asset                                                                   $    2      $ 253
                                                                                         ======      =====


         Retained earnings at September 30, 1995 includes approximately $3,900, representing bad debt deductions for which no deferred income taxes were provided under the Bank's previous method of accounting (see Note 1). This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amount so allocated for purposes other than tax bad debt losses or adjustments arising from carryback from net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on this amount was approximately $1,429 at September 30, 1995.

9.       BORROWED FUNDS

         Borrowed funds consist entirely of advances from the FHLB and amounted to $6,000 and $9,000 at September 30, 1995 and 1994, respectively. Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans. All advances at September 30, 1995 have maturity dates of less than one year.

         Interest expense incurred on such advances during 1995, 1994 and 1993 was $567, $202, and $86, respectively. The weighted average cost of these advances was 6.48%, 4.42% and 3.32% at September 30, 1995, 1994, and 1993, respectively.

10.      CAPITAL REQUIREMENTS

         FIRREA regulations require institutions to have minimum regulatory tangible capital equal to 1.5 percent of total assets, minimum core capital equal to 3.0 percent of total assets, and an 8.0 percent risk-based capital ratio.

         The Bank may not declare or pay a cash dividend on, or repurchase, any of its common stock if the effect thereof would cause the net worth of the Bank to be reduced below either the amount required for its liquidation account or the net worth requirements imposed by the OTS. As of September 30, 1995, the Bank was in compliance with these requirements.

         At September 30, 1995 the Bank had capital under generally accepted accounting principles ("GAAP") and regulatory capital and ratios as follows (dollars in thousands):

                                                                                REGULATORY
                                                                    ------------------------------------
                                                       GAAP         TANGIBLE       CORE       RISK-BASED
                                                      CAPITAL        CAPITAL      CAPITAL       CAPITAL
GAAP capital, per consolidated
  financial statements                                $ 9,654        $ 9,654      $ 9,654       $ 9,654
                                                      =======

Additional capital items x:
  Unrealized dedpreciation on securities
    available for sale                                                   179          179           179
  General valuation allowance                                                                       380
                                                                     -------      -------       -------

Regulatory capital-computed                                            9,833        9,833        10,213
Minimum capital required                                               1,888        3,777         5,761
                                                                     -------      -------       -------

Regulatory capital-excess                                            $ 7,945      $ 6,056       $ 4,452
                                                                     =======      =======       =======

Regulatory capital as a percentage of total
  assets or risk-adjusted assets                                        7.81%        7.81%        14.18%

Minimum capital required as a
  percentage                                                            1.50         3.00          8.00
                                                                     -------      -------       -------

Regulatory capital as a percentage
  in excess of requirement                                              6.31%        4.81%         6.18%
                                                                     =======      =======       =======

         GAAP capital per the consolidated financial statements is $474 less than GAAP capital reported to the OTS in the Thrift Financial Report due to: (i) the Bank reclassifying all securities previously classified as held to maturity into the available for sale category as described in Note 2 which decreased capital by $36, and (ii) net audit adjustments which decreased capital by $438.

11.      COMMITMENTS AND CONTINGENCIES

         The Bank makes loan commitments and incurs contingent liabilities in the normal course of business. As of September 30 outstanding loan commitments issued by the Bank (excluding loans in process) in the normal course of business were as follows:

                                         1995                             1994
                                        --------------------------       -----------------------------
                                        AMOUNT           RATE            AMOUNT             RATE
Fixed                                   $ 259        8.75% - 9.50%        $ 188        7.250% - 8.750%
Variable                                  268        5.50% - 9.50%          435        5.250% - 6.250%
                                        -----                             -----

Total                                   $ 527                             $ 623
                                        =====                             =====


         At periodic intervals, both OTS and the Federal Deposit Insurance Corporation routinely examine the Bank's consolidated financial statements as part of their legally prescribed oversight of the savings institutions industry. Based on these examinations, the regulators can direct that the Bank's consolidated financial statements be adjusted in accordance with their findings.

12.      INTEREST RATE RISK

         The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1995, the Bank's assets consist partly of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a decreasing rate environment, the Bank's asset value and net interest income will show improvement.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

         At September 30, 1995, financial instruments with off-balance sheet risk to the Bank consisted of several letters of credit which totaled $136. Management does not expect to incur any loss in connection with these letter of credit commitments.

         The Bank originates most of its loans in Sheffield, Florence, Muscle Shoals, Tuscumbia and surrounding areas of Alabama.

14.      EMPLOYEE BENEFIT PLANS

         The Bank's stock option plan is for the benefit of officers and other employees. Pursuant to the exercise of any option granted under the stock option plan, 36,000 shares of authorized capital stock have been reserved for future issuance. As of September 30, 1995, 36,000 shares have been made available to executive officers and certain employees by grants of options.

         The following table sets forth certain information regarding stock options for the years ended September 30:

Exercise Price                                     $24.125          $12           $10         $9.75
              OPTIONS

1993:

Outstanding at October 1, 1992                                    10,500        13,500        1,000
Exercised                                                                                    (1,000)
                                                                  ------        ------       ------
Outstanding at September 30, 1993                                 10,500        13,500          -
                                                                  ------        ------       ======

1994:

Granted                                             11,000
                                                   -------        ------        ------
Outstanding at September 30, 1994                   11,000        10,500        13,500
                                                   =======        ======        ======

1995:

Granted
Exercised
                                                   -------        ------        ------
Outstanding at September 30, 1995                   11,000        10,500        13,500
                                                   =======        ======        ======

Year scheduled to expire                              2004          2002          1997


         In 1991 the Bank entered into deferred compensation agreements with certain of its directors whereby the directors or their beneficiaries will be provided specific annual retirement benefits for a period of fifteen years from age 65. At September 30, 1995, the total amount to be paid for the obligation under these agreements is $641. The Bank is accruing the present value of such compensation from the date of the agreements. The liability for deferred compensation related to these agreements is $76 at September 30, 1995, computed using a discount rate of 7.5%. The total expense applicable to these agreements in 1995 was $44.

         To provide funds for the payments under these deferred compensation agreements the Bank has taken out insurance policies on the lives of the directors covered by these plans. Cash surrender value of these policies recorded as of September 30, 1995 and included in other assets is $32.

15.      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Summarized quarterly financial data for the years ended September 30 is as follows:

                                                                        QUARTER
                                                     ------------------------------------------------
                                                     FIRST        SECOND        THIRD       FOURTH
1995:

Interest income                                       $ 2,149      $ 2,191      $ 2,267       $ 2,365
Interest expense                                       (1,175)      (1,312)      (1,463)       (1,538)
                                                      -------      -------      -------       -------
Net interest income                                       974          879          804           827
Provision for loan losses                                 (75)         (65)         (71)          (95)
Noninterest income                                         92           76          129           185
Noninterest expense                                      (769)        (808)        (889)         (936)
                                                      -------      -------      -------       -------
Income before income taxes                                222           82          (27)          (19)
Income tax expense                                        (75)         (17)          18            17
                                                      -------      -------      -------       -------

Net income (loss)                                     $   147      $    65      $    (9)      $    (2)
                                                      =======      =======      =======       =======

Earnings (loss) per share (Note 1)                    $  0.41      $  0.18      $ (0.02)      $ (0.01)
                                                      =======      =======      =======       =======

Cash dividends per share                              $  0.60      $     0      $     0       $     0
                                                      =======      =======      =======       =======

Market price per share:
  Low                                                 $27 1/4      $    28      $    23       $25
                                                      =======      =======      =======       =======
  High                                                $30          $    29      $    28       $25 1/2
                                                      =======      =======      =======       =======

1994:


Interest income                                       $ 2,093      $ 2,065      $ 2,096       $ 2,158
Interest expense                                       (1,163)      (1,001)      (1,061)       (1,147)
                                                      -------      -------      -------       -------
Net interest income                                       930        1,064        1,035         1,011
Provision for loan losses                                 (75)         (55)                       (50)
Noninterest income                                        184          389          116           118
Noninterest expense                                      (846)        (842)        (843)         (821)
                                                      -------      -------      -------       -------
Income before income taxes                                193          556          308           258
Income tax expense                                        (28)        (220)         (64)          (90)
                                                      -------      -------      -------       -------

Net income                                            $   165      $   336      $   244       $   168
                                                      =======      =======      =======       =======

Earnings per share (Note 1)                           $  0.46      $  0.93      $  0.68       $  0.46
                                                      =======      =======      =======       =======

Cash dividends per share                              $  0.50       $    0      $     0       $     0
                                                      =======      =======      =======       =======
Market price per share:
  Low                                                 $19          $19 1/2      $22 1/2       $22 3/4
                                                      =======      =======      =======       =======
  High                                                $19 1/2      $23          $23           $27 1/4
                                                      =======      =======      =======       =======


16.      SUBSEQUENT EVENTS

         On October 11, 1995, the Bank declared a cash dividend of $.60 per share (declared based on fiscal 1995 operations) to stockholders of record as of October 23, 1995. The dividend is payable November 6, 1995.

         On November 1, 1995, the Bank entered into a definitive merger agreement ("Agreement") with Union Planters Corporation ("UPC"). Consummation of the affiliation is subject to approval of the Bank's stockholders. Under terms of the Agreement, UPC will acquire all of the outstanding shares of the Bank and the Bank's shareholders will receive 1.2195 shares of UPC common stock for each share of the Bank's common stock.

         As of April 10, 1996, the Board of Directors of the Bank had agreed with the request of UPC to amend the terms of the previously announced Agreement. Under the revised terms of the Agreement, the Bank's shareholders will receive 1.0976 shares of UPC stock for each share of the Bank's common stock.

17.      RESTATEMENT

         Subsequent to the issuance of the September 30, 1995 consolidated financial statements, in April 1996, the Bank learned that its accruals of interest payable and interest expense for the years ended September 30, 1995 and 1994 were understated. These underaccruals occurred principally as a result of a change in the method of crediting interest to customer accounts on certificates of deposit from a quarterly to an annual basis which was not reflected in the amount of accrued interest reported. Accordingly, the accompanying consolidated financial statements for the years ended September 30, 1995 and 1994 have been restated.

         The effects of the restatement on the consolidated financial statements is as follows:

                                                                      1995                            1994
                                                           ---------------------------     ---------------------------
                                                           As Previously         As        As Previously         As
                                                              Reported        Restated        Reported        Restated
         As of September 30:
           Income taxes - deferred asset                                       $    2          $  180          $  253
           Accrued interest payable                            $   24             589              20             220
           Income taxes - deferred liability                      205
           Retained earnings, substantially restricted          6,994           6,636           6,778           6,651

         Year Ended September 30:
           Interest expense - deposits                          4,556           4,921           3,970           4,170
           Income tax expense                                     191              57             475             402
           Net income                                             432             201           1,040             913
           Earnings per share                                    1.20            0.56            2.88            2.53



                                  * * * * *

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 1996 AND SEPTEMBER 30, 1995 (Dollars in Thousands)
- --------------------------------------------------------------------------------


                                                  March 31,            September 30,
                                                    1996                    1995
ASSETS

Cash and dues from banks                         $  3,597                $  3,312
Interest-bearing deposits
   with banks                                          70                     572
Securities available for sale,
   at market (amortized cost
   of $18,829 and $21,365)                         18,494                  21,083
Losses receivable, net of
   allowance for loan losses
   of $398 and $462                                91,208                  96,033
Accrued interest receivable                           843                     815
Premises and equipment, net                         2,478                   2,587
Foreclosed real estate                                579
Stock in Federal Home Loan
   Bank, at cost                                      768                     768
Income taxes:
   Current                                            142                     146
   Deferred                                            17                       2
Other assests                                         429                     593
                                                 --------                --------
TOTAL ASSETS                                     $118,625                $125,911
                                                 ========                ========

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 1996 AND SEPTEMBER 30, 1995 (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------


                                                          MARCH 31,      SEPTEMBER 30,
                                                            1996             1995
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                $104,416         $108,717
  Borrowed funds                                             3,000            6,000
  Advances by borrowers for taxes and
    insurance                                                  501              621
  Accrued interest payable                                     584              589
  Other liabilities                                            529              330
                                                          --------         --------
           Total liabilities                               109,030          116,257
                                                          --------         --------
STOCKHOLDERS' EQUITY:
  Serial preferred stock - $.01 par value,
    authorized 5,000,000 shares - none issued
  Common stock - $.01 par value, 15,000,000
    shares authorized, 366,860 shares issued
    and outstanding as of March 31, 1996 and
    361,000 shares issued and outstanding as
    of September 30, 1995                                        4                4
  Additional paid-in capital                                 3,265            3,193
  Retained earnings, substantially restricted                6,525            6,636
  Net unrealized depreciation on securities
    available for sale, net of related tax effect
    of $113 and $104                                          (199)            (179)
                                                          --------         --------
           Total stockholders' equity                        9,595            9,654
                                                          --------         --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                                  $118,625         $125,911
                                                          ========         ========



See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTERS AND SIX MONTH PERIODS ENDED MARCH 31, 1996 AND 1995
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------


                                                    FOR THE                FOR THE
                                                QUARTERS ENDED        SIX MONTH PERIODS
                                                   MARCH 31,           ENDED MARCH 31,
                                               ----------------       -----------------
                                                1996      1995         1996      1995
INTEREST INCOME:
  Loans receivable                             $1,909    $1,848       $3,951    $3,655
  Securities available for sale                   304       266          624       553
  Securities held to maturity                                61                    105
  Other                                            26        16           27        27
                                               ------    ------       ------    ------
           Total interest income                2,239     2,191        4,602     4,340
                                               ------    ------       ------    ------
INTEREST EXPENSE:
  Deposits                                      1,345     1,078        2,770     2,110
  Borrowed funds                                   58       234          149       377
                                               ------    ------       ------    ------
           Total interest expense               1,403     1,312        2,919     2,487
                                               ------    ------       ------    ------
NET INTEREST INCOME                               836       879        1,683     1,853

PROVISION FOR LOAN LOSSES                          45        65           90       140
                                               ------    ------       ------    ------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                       791       814        1,593     1,713
                                               ------    ------       ------    ------
NONINTEREST INCOME:
  Loan fees and service charges                   121        61          217       132
  Loan servicing fees                              18        36           47        68
  Net gain (loss) on sales of:
    Securities available for sale                  (5)      (31)          17       (31)
  Other                                             3        10            3        (1)
                                               ------    ------       ------    ------
           Total noninterest income               137        76          284       168
                                               ------    ------       ------    ------
NONINTEREST EXPENSE:
  Salaries and employee benefits                  380       374          725       728
  Occupancy                                       125       122          245       245
  Data processing                                  51        44           98        79
  Insurance premiums                               70        64          143       133
  Advertising                                      16        34           37        71
  Professional fees                                59        35          207        71
  Other                                           116       135          257       250
                                               ------    ------       ------    ------
           Total noninterest expense              817       808        1,712     1,577
                                               ------    ------       ------    ------

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTERS AND SIX MONTH PERIODS ENDED MARCH 31, 1996 AND 1995
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------


                                                       FOR THE                FOR THE
                                                   QUARTERS ENDED       SIX MONTH PERIODS
                                                      MARCH 31,              MARCH 31,
                                                  1996       1995        1996       1995
                                               ---------------------  ----------------------
INCOME BEFORE INCOME
  TAX EXPENSE                                   $    111    $     82   $    165    $    304

INCOME TAX EXPENSE                                    41          17         60          92
                                                --------    --------   --------    --------
NET INCOME                                      $     70    $     65   $    105    $    212
                                                ========    ========   ========    ========
AVERAGE COMMON SHARES
  OUTSTANDING                                    365,152     361,000    363,135     361,000
                                                ========    ========   ========    ========
EARNINGS PER SHARE (Note 3)                     $   0.19    $   0.18   $   0.29    $   0.59
                                                ========    ========   ========    ========
CASH DIVIDENDS PER SHARE                                               $   0.60    $   0.60
                                                                       ========    ========



See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTH PERIODS ENDED MARCH 31, 1996 AND 1995
(DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------


                                                                                        NET UNREALIZED
                                                                         RETAINED        DEPRECIATION
                                                      ADDITIONAL        EARNINGS,       ON SECURITIES      TOTAL
                                            COMMON     PAID-IN        SUBSTANTIALLY       AVAILABLE    STOCKHOLDERS'
                                            STOCK      CAPITAL          RESTRICTED        FOR SALE        EQUITY
FOR THE SIX MONTH PERIOD ENDED
MARCH 31, 1996:

Balance at September 30, 1995                $ 4        $3,193            $6,636            ($179)        $9,654
Cash dividends, $.60 per share
  (declared based on fiscal
  1995 operations)                                                          (216)                           (216)
Net income for the six month
  period ended March 31, 1996                                                105                             105
Exercise of stock options                                   72                                                72
Net change in unrealized
  depreciation on securities
  available for sale, net of taxes                                                            (20)           (20)
                                             ---        ------            ------            -----         ------

Balance at March 31, 1996                    $ 4        $3,265            $6,525            ($199)        $9,595
                                             ===        ======            ======            =====         ======

FOR THE SIX MONTH PERIOD ENDED
MARCH 31, 1995:

Balance at September 30, 1994                $ 4        $3,193            $6,651            ($661)        $9,187
Cash dividends, $.60 per share
  (declared based on fiscal
  1994 operations)                                                          (216)                           (216)
Net income for the six month
  period ended March 31, 1995                                                212                             212
Net change in unrealized
  depreciation on securities
  available for sale, net of taxes                                                            131            131
                                             ---        ------            ------            -----         ------

Balance at March 31, 1995                    $ 4        $3,193            $6,647            ($530)        $9,314
                                             ===        ======            ======            =====         ======



See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED MARCH 31, 1996 AND 1995 (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------


                                                                          1996          1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                            $   105        $   212
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                                            121            125
    Provision for loan losses                                                90            140
    Accretion/amortization, net                                             (81)           (53)
    Proceeds from loans held for sale                                     3,031            355
    Originations of loans held for sale                                  (3,031)          (355)
    (Gain) loss on sale of -
       Securities available for sale                                        (17)            31
    (Increase) decrease in other assets                                     135           (194)
    Increase (decrease) other liabilities                                    74            187
                                                                         ------        -------
           Net cash provided by operating activities                        427            448
                                                                         ------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in interest-bearing deposits with banks           502           (545)
  Purchases of:
    Securities held to maturity                                                           (272)
    Securities available for sale                                        (4,329)        (3,186)
  Proceeds from sale of securities available for sale                     5,616          2,671
  Proceeds from maturities of:
    Securities held to maturity                                                            446
    Securities available for sale                                         1,370          1,241
  Net purchase of premises and equipment                                    (12)            (7)
  Net (increase) decrease in loans                                        4,735         (4,067)
  (Increase) decrease in foreclosed real estate                            (579)            59
                                                                         ------        -------
           Net cash provided by (used in) investing activities            7,303         (3,660)
                                                                         ------        -------


VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED MARCH 31, 1996 AND 1995 (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                         1996          1995
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                 $ (4,301)      $ 2,323
  Net increase (decrease) in borrowed funds                             (3,000)        2,000
  Cash dividends paid                                                     (216)         (216)
  Proceeds from stock options exercised                                     72             0
                                                                      --------       -------
           Net cash provided by (used in) financing activities          (7,445)        4,107
                                                                      --------       -------
INCREASE IN CASH AND CASH EQUIVALENTS                                      285           895

CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                                 3,312         1,979
                                                                      --------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  3,597       $ 2,874
                                                                      ========       =======
SUPPLEMENTAL INFORMATION
  FOR CASH FLOW:
  Cash paid during the six month periods for:
    Interest                                                          $  2,927       $ 2,214
                                                                      ========       =======
    Income taxes                                                      $     61       $   145
                                                                      ========       =======


See notes to consolidated financial statements.

VALLEY FEDERAL SAVINGS BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


1. The consolidated financial statements include the accounts of Valley Federal Savings Bank and its wholly-owned subsidiary, Valley Service Corporation of Alabama (collectively the "Bank").

2. The consolidated financial statements at March 31, 1996 and for the quarters and six month periods ended March 31, 1996 and 1995 have been prepared in accordance with instructions pursuant to Form 10-Q Quarterly Report. The data is unaudited but, in the opinion on management, reflects all accruals and adjustments of a normal and recurring nature necessary for a fair presentation of the Bank's financial condition, results of operations and cash flows at the dates and for the periods indicated. The results of operations for the quarters and six month periods ended March 31, 1996 are not necessarily indicative of results to be expected for the entire fiscal year of 1996.

3. Earnings per share are computed based upon the weighted average number of shares plus equivalent shares outstanding. The dilutive effect of shares issuable under stock options is immaterial.

4. Effective October 1, 1995, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan. SFAS No. 114 (later amended by SFAS No. 118) addresses the accounting by creditors for impairment of certain loans and applies to all loans that are restructured in a troubled debt restructuring. It requires that impaired loans be measured based on the present value of expected cash flows discounted at the loan's effective interest rate. The adoption of this statement did not have a material effect on the Bank's financial statements. The Bank also adopted the provisions of SFAS No. 107, Disclosures About the Fair Value of Certain Financial Instruments in its 1996 financial statements. This Statement requires the Bank to disclose the fair value of its securities, loans, deposits, borrowings, commitments and other financial instruments, as well as the method of determining such values. The adoption of this statement will affect the Bank's annual financial statements only in terms of expanded disclosures.

5. On November 1, 1995, the Bank entered into a definitive merger agreement ("Agreement") with Union Planters Corporation ("UPC"). Consummation of the affiliation is subject to approval of the Bank's stockholders. Under terms of the agreement, UPC will acquire all of the outstanding shares of the Bank and the Bank's shareholders will receive 1.2195 shares of UPC common stock for each share of the Bank's common stock. As of April 10, 1996, the Board of Directors of the Bank had agreed with the request of UPC to amend the terms of the previously announced Agreement. Under the revised terms of the Agreement, the Bank's shareholders will receive 1.0976 shares of UPC stock for each share of the Bank's common stock.


         As of April 10, 1996, the Board of Directors of the Bank had agreed with the request of UPC to amend the terms of the previously announced agreement. Under the revised terms of the agreement, the Bank's shareholders will receive 1.0976 shares of UPC stock for each share of the Bank's common stock.

                           UNION PLANTERS CORPORATION
                              INDEX TO APPENDICES

APPENDIX


A        --      Agreement and Plan of Combination between Union Planters
                 Corporation, Valley Interim Federal Savings Bank and Valley
                 Federal Savings Bank, dated as of November 1, 1995 as amended
                 April 11, 1996, together with the related Plan of Combination and Letter Agreement.

B        --      Fairness Opinion of Trident Financial Corporation

                                  APPENDIX A
                              (Previously Filed)

                                  APPENDIX B

                           FORM OF FAIRNESS OPINION

                                          , 1996
                                 ---------



Board of Directors
Valley Federal Savings Bank
501 North Montgomery Avenue
Sheffield, Alabama  35660

Gentlemen:

         You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock (the "Valley Federal Common Stock"), of Valley Federal Savings Bank ("Valley Federal") of the consideration to be received by such stockholders in the proposed merger (the "Proposed Merger") of Valley Federal with Union Planters Corporation ("Union Planters"), pursuant to the Agreement and Plan of Combination dated November 1, 1995 (the "Agreement") and amended April 11, 1996 (The "Amendment").

         As more specifically set forth in the Agreement and Amendment, and subject to a number of conditions and procedures described in the Agreement and Amendment, in the Proposed Merger each of the issued and outstanding shares of Valley Federal Common Stock shall be converted into 1.0976 shares of Union Planters Common Stock (the "Exchange Ratio"). All unexercised options for the right to purchase shares of Valley Federal Common Stock shall be converted into options for the right to purchase shares of Union Planters Common Stock using the Exchange Ratio as applicable to the holders of Valley Federal Common Stock.

         Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued in excess of 400 thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with Valley Federal or Union Planters.

         In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) the Amendment; (iii) certain publicly available information concerning Valley Federal, including the audited financial statements of Valley Federal for each of the years in the three year period ended September 30, 1995 and unaudited financial statements for the three months ended December 31, 1994 and 1995;
(iv) certain publicly available information concerning Union Planters, including the audited financial statements of Union Planters for each of the years in the three year period ended December 31,

Board of Directors
April 11, 1996
Page 2

1995; (v) certain other internal information, primarily financial in nature, concerning the business and operations of Valley Federal and Union Planters furnished to us by Valley Federal and Union Planters for purposes of our analysis; (vi) information with respect to the trading market for Valley Federal Common Stock; (vii) information with respect to the trading market for Union Planters Common Stock; (viii) certain publicly available information with respect to other companies that we believe to be comparable to Valley Federal and Union Planters and the trading markets for such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of Valley Federal and Union Planters to discuss the foregoing as well as other matters we believe relevant to our inquiry.

        In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of Valley Federal or Union Planters, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate Valley Federal's or Union Planters' loan portfolio or the adequacy of Valley Federal's or Union Planters' reserves for possible loan losses.

        In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of Valley Federal and Union Planters, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of Valley Federal and Union Planters; (iii) the economies in Valley Federal's and Union Planters' market areas; (iv) the historical and current market for Valley Federal Common Stock and Union Planters Common Stock and for the equity securities of certain other companies that we believe to be comparable to Valley Federal and Union Planters; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the thrift industry, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Valley Federal Common Stock in the Proposed Merger and does not address Valley Federal's underlying business decision to effect the Proposed Merger.

Board of Directors
April 11, 1996
Page 3

        Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of Valley Federal Common Stock in the Proposed Merger is fair, as of the date hereof, from a financial point of view, to such holders.




        This opinion will be updated prior to consummation of the Proposed
Merger.


                                        Very truly yours,

                                        TRIDENT FINANCIAL CORPORATION

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT-PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Restated Charter of the Registrant provides as follows:

TWELFTH:  INDEMNIFICATION OF CERTAIN PERSONS:

To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

Article V, INDEMNIFICATION, of the Registrant's Bylaws provides as follows:

The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote of the shareholders.


ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


    EXHIBIT
    NUMBER                DESCRIPTION
    ------                -----------
         2(*)     --      Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996, by and between Union Planters Corporation, Valley Federal Interim Savings Bank and Valley Federal
                          Savings Bank, along with the Plan of Combination and Letter Agreement.

         5(*)     --      Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal Department of Union
                          Planters Corporation, regarding legality of the Union Planters Corporation Common Stock.

         23(a)(*) --      Consent of E. James House, Jr., Esq. (included in Exhibit 5).

         23(b)    --      Consent of Price Waterhouse LLP

         23(c)    --      Consent of Deloitte & Touche LLP

         23(d)    --      Consent of KPMG Peat Marwick LLP

         23(e)    --      Consent of Trident Financial Corporation

         24       --      Power of Attorney (included in signature pages).

         99(a)    --      Form of Proxy
(*) Previously Provided.


ITEM 22.         UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

                 (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                 (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                 (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                 (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used on connection with and offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to its Form S-4 Registration Statement (Registration Number 333-2789) registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Memphis, State of Tennessee, on the 16th day of May 1996.

DATE:    May 16, 1996


                                        UNION PLANTERS CORPORATION


                                        By:  /s/  Benjamin W. Rawlins, Jr.
                                             -----------------------------
                                             Benjamin W. Rawlins, Jr.
                                             Chairman of the Board and Chief
                                             Executive Officer


We, the undersigned directors and officers of Union Planters Corporation do hereby constitute and appoint E. James House, Jr. and M. Kirk Walters, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Name                                               Capacity                                            Date
- ----                                               --------                                            ----
/s/ Benjamin W. Rawlins, Jr.
- ----------------------------                       Chairman of the Board,                             5/16/96
Benjamin W. Rawlins, Jr.                           Chief Executive Officer,
                                                   Director (Principal
                                                   Executive Officer)
/s/ John W. Parker
- ----------------------------                       Executive Vice President                           5/16/96
John W. Parker                                     and Chief Financial
                                                   Officer (Principal
                                                   Financial Officer)
/s/ M. Kirk Walters
- ----------------------------                       Senior Vice President,                             5/16/96
M. Kirk Walters                                    Treasurer and Chief
                                                   Accounting Officer

- ----------------------------                       Director
Albert M. Austin

/s/ Marvin E. Bruce
- ----------------------------                       Director                                            5/16/96
Marvin E. Bruce

/s/ George W. Bryan
- ----------------------------                       Director                                            5/16/96
George W. Bryan

/s/ Robert B. Colbert, Jr.
- ----------------------------                       Director                                            5/16/96
Robert B. Colbert, Jr.

/s/ C. J. Lowrance, III
- ----------------------------                       Director                                            5/16/96
C. J. Lowrance, III

/s/ Jackson W. Moore
- ----------------------------                       President and Director                              5/16/96
Jackson W. Moore

/s/ Stanley D. Overton
- ----------------------------                       Director                                            5/16/96
Stanley D. Overton

/s/ V. Lane Rawlins
- ----------------------------                       Director                                            5/16/96
V. Lane Rawlins

/s/ Mike P. Sturdivant
- ----------------------------                       Director                                            5/16/96
Mike P. Sturdivant

/s/ Richard A. Trippeer, Jr.
- ----------------------------                       Director                                            5/16/96
Richard A. Trippeer, Jr.


- ----------------------------                       Director
Milton J. Womack

By: /s/ E. James House, Jr.
    ----------------------------
        E. James House Jr.
        Agent & Attorney-In-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER               DESCRIPTION
2(*)             Agreement and Plan of Combination dated as of November 1, 1995, as amended April 11, 1996 by and among Union Planters Corporation, Valley Federal Interim Savings Bank and Valley Federal
                 Savings Bank along with the Plan of Combination and Letter Agreement (included as Appendix A to the Proxy Statement-Prospectus).

5(*)             Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal Department of
                 Union Planters Corporation, regarding legality of the Union Planters Corporation Common
                 Stock.

23(a)(*)         Consent of E. James House, Jr., Esq. (included in Exhibit 5).

23(b)            Consent of Price Waterhouse LLP

23(c)            Consent of Deloitte & Touche LLP

23(d)            Consent of KPMG Peat Marwick LLP

23(e)            Consent of Trident Financial Corporation

24               Power of Attorney (included in signature pages).

99(a)            Form of Proxy


(*) Previously Filed